   As filed with the Securities and Exchange Commission on May 20, 1999

                                                 Registration No. 333-76099
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                              Amendment No. 1

                                    To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ----------------

                            US SEARCH.COM INC.
             (Exact name of Registrant as specified in its charter)

                                ----------------
        Delaware                     7375                    95-4504143
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                                ----------------

                            9107 Wilshire Boulevard
                                   Suite 700
                            Beverly Hills, CA 90210
                                 (310) 553-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                            C. Nicholas Keating, Jr.
                            Chief Executive Officer

                            US SEARCH.com Inc.
                            9107 Wilshire Boulevard
                                   Suite 700
                            Beverly Hills, CA 90210
                                 (310) 553-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------
                                   Copies to:
        Alan C. Mendelson, Esq.                  Larry W. Sonsini, Esq.
           Cooley Godward llp                     Daniel R. Mitz, Esq.
         Five Palo Alto Square                   Mark L. Reinstra, Esq.
          3000 El Camino Real
        Palo Alto, CA 94306-2155          Wilson Sonsini Goodrich & Rosati PC

             (650) 843-5000                        650 Page Mill Road

                                                Palo Alto, CA 94304
                                                     (650) 493-9300

                                ----------------
                Approximate date of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

                                ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Proposed
                                       Maximum     Proposed Maximum    Amount of
Title of Securities   Amount to be  Offering Price     Aggregate      Registration
 to be Registered    Registered(1)   Per Share(2)  Offering Price(2)     Fee(3)
----------------------------------------------------------------------------------
Common Stock
 $.001 par
 value.........        6,900,000        $11.00        $75,900,000       $21,101
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Includes 900,000 shares which the Underwriters have an option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3) Previously paid.

                                ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold nor may offers to buy be accepted prior to the + +time this prospectus is delivered in final form. This prospectus is not an + +offer to sell these securities nor does it or we seek offers to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 20, 1999

PROSPECTUS

                             6,000,000 Shares

                         [US SEARCH.COM INC. LOGO]

                                  Common Stock

                                  -----------

This is an initial public offering of shares of common stock of US SEARCH.com Inc. US SEARCH is offering 4,500,000 shares of common stock. Our principal stockholder, The Kushner-Locke Company, is offering 1,500,000 shares of common stock. We will not receive any of the proceeds from the sale of common stock by Kushner-Locke. After the offering, Kushner-Locke will own approximately 55.2% of our outstanding common stock.

We anticipate that the initial public offering price will be between $9 and $11 per share. We have filed an application for listing on the Nasdaq National Market under the symbol "SRCH".

See "Risk Factors" beginning on page 5 to read about material risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discounts and commissions.............................. $     $
Proceeds to US SEARCH.com Inc. ..................................... $     $
Proceeds to Kushner-Locke........................................... $     $

                                  -----------

The underwriters may, under certain circumstances, purchase up to an additional 900,000 shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on      , 1999.

                                  -----------

Bear, Stearns & Co. Inc.                           BancBoston Robertson Stephens

                            Wit Capital Corporation

                  The date of this prospectus is      , 1999.

Online Public Record Information Access

[Circular design illustrating order and fulfillment of our services]

1. Internet Access -- 2. Online Query -- 3. Internet Delivery

1. Clients

Convenient access via the Internet.

2. US SEARCH.com

Provides a broad range of public record search services. A growing number of our searches can be conducted online through our Web site.

3. Database Searches

We electronically access multiple geographically dispersed public record databases to provide information on individuals.

Our Web site address is: 1800USSEARCH.com

[Logo of US SEARCH with two faces in upper left corner]

US SEARCH.com provides electronic access to a broad range of public record information about individuals. Our services can be accessed from anywhere and at anytime through our Web site 1800USSEARCH.com.

[Oval-shaped graphic illustrating the way in which clients access our services, the type of services we provide, and the delivery of our services to the client.]

1. Clients -- Internet Access -- 2. Choose a Search From our Web Site -- Instant Searches -- Advanced Searches -- Corporate Services -- 3. Online
Assistance -- 4. Database Searches -- 5. Information Delivery

1. Clients

 .Individual

 .Corporate

 .Professional clients

2. Choose a Search From our Web Site

Clients can choose from a wide variety of available services, including our People Locate Search, Adoption Reunion Search, National Court Record Search and Personal Profile Report.

3. Online Assistance

Trained Search Specialists are available 24 hours a day, 7 days a week. Customers can have their questions answered by telephone, via e-mail or in our chat area.

4. Database Searches

Available third party databases include information such as names, addresses, aliases, liens, court records, judgments, property ownership, and bankruptcies. US SEARCH.com brings fragmented and geographically dispersed information to a single source.

5. Information Delivery

US SEARCH.com delivers timely, accurate and comprehensive public record information via e-mail, HTML and other delivery means.

Our Web site address is 1800USSEARCH.com

                               PROSPECTUS SUMMARY

   This summary highlights certain of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the Risk Factors, and the financial statements and related notes.

                            US SEARCH.com Inc.

   US SEARCH provides clients with a single, comprehensive access point to a broad range of public record information about individuals. Our services can be accessed from anywhere and at any time through our Web site, 1800USSEARCH.com, or by calling our toll free telephone number, 1-800 U.S. SEARCH.

   Using our services, clients can obtain addresses, aliases, phone numbers, property ownership, court records and judgments, corporate affiliations, date of birth and date of death information. We recently began offering individual locator and individual profile report services to corporate and professional clients. Individual locator services provide address and phone number information for individuals. Individual profile report services combine first and last name, alias, current and previous address, phone number, vehicle ownership, bankruptcy, property ownership, nationwide court record and corporate affiliation information into a single report. In the fourth quarter of 1999, we intend to introduce pre-employment background screening, a service designed to include a search of criminal records databases, to corporations, professional organizations and government agencies.

   Using our services is quick, easy and inexpensive. All of our searches are highly automated and performed by electronically accessing multiple, geographically-dispersed public record databases. We aggregate the requested information and deliver the search results in a user-friendly format. A growing number of searches can be conducted directly by clients via our Web site. For example, our Internet-based "Instant Searches" are processed online, in a completely automated fashion, and the results are often delivered in as little as a few seconds or minutes. For more complex searches, we provide additional services, including assisted searches, both online and through our toll free telephone number. Search results can be delivered through our Web site, by e-mail, telephone, facsimile or mail. We continually evaluate our database and other information sources to ensure that we make available the most timely, accurate and comprehensive public record information to our clients.

   We believe the accessible and timely nature of our services differentiates us from other public record information sources such as state government offices and private investigators. In the first quarter of 1999, we had approximately 4.6 million unique visitors to our Web site and received over 220,000 telephone inquiries. The number of unique visitors is determined by counting the number of people that access our Web site to learn more about our services, and excluding multiple visits by the same person within a five minute period.

   We intend to strengthen the market awareness of our services through increased advertising, emphasis on our Web site and promotion of additional public record information and search services under the US SEARCH brand. We maintain marketing alliances with leading Internet Web sites, InfoSpace.com and The Lycos Network. Marketing alliances involve longer term agreements under which we offer co-branded services or the other party has agreed to exclusivity with respect to advertising our services. These marketing alliances and other marketing agreements provide access to our Web site through a broad range of popular Web sites such as: InfoSpace.com, AOL.com, Netcenter.com, Lycos.com, Snap.com, WhoWhere.com, Tripod.com, Angelfire.com, MailCity.com, Go Network/Infoseek.com, and Excite.com. These marketing alliances and agreements typically provide direct access from these sites to our Web site through banners, buttons, text-links and co-branded areas featuring our services.

   We believe our continued success and growth prospects will benefit from exceptional growth in usage of the Internet and electronic commerce. A report generated by International Data Corporation, a third-party market research firm, estimates the number of Internet users worldwide will grow from an estimated 97 million at the end of 1998 to an estimated 320 million in 2002. IDC also estimates that the total value of goods and services purchased over the Internet worldwide will grow from approximately $32 billion in 1998 to approximately $426 billion per year by the end of 2002.

                                  THE OFFERING

 Common stock offered by US SEARCH.................. 4,500,000 shares
 Common stock offered by Kushner-Locke.............. 1,500,000 shares
 Common stock to be outstanding after the offering.. 17,421,644 shares
 Use of proceeds.................................... For repayment of approximately $2.7 million
                                                     in related party debt,
                                                     advertising and promotion
                                                     of our services and US
                                                     SEARCH brand, development
                                                     of infrastructure and new
                                                     services, capital
                                                     expenditures and other
                                                     working capital and
                                                     general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 Proposed Nasdaq National Market symbol............. SRCH

   The total number of shares of common stock to be outstanding after the offering shown above does not include (1) up to 900,000 shares issuable pursuant to the underwriters' over-allotment option, (2) 1,459,914 shares reserved for issuance upon the exercise of stock options outstanding as of March 31, 1999 under our 1998 Stock Incentive Plan and our 1999 Non-Employee Directors' Stock Option Plan, and (3) 1,458,109 shares available for future grant or issuances under our 1998 Stock Incentive Plan and our 1999 Non-Employee Directors' Stock Option Plan.

                                THE COMPANY

   US SEARCH was incorporated in November 1994. Our principal executive offices are located at: 9107 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90210,
(310) 553-7000. Our principal Web site address is www.1800ussearch.com. Prior to this offering, Kushner-Locke, the selling stockholder beneficially owned 86% of our stock. Information contained on our Web site does not constitute part of this prospectus. After the offering, Kushner-Locke will own 55.2% of US SEARCH and will likely still have significant influence over us. We do not anticipate paying any cash dividends in the forseeable future.

   Except as otherwise indicated, all information in this prospectus assumes:

  .  the underwriters' over-allotment option is not exercised;

  .  our reincorporation in Delaware prior to the closing of this offering;

  . a 906.782 for one stock split of our common stock prior to the closing of this offering;

  .  exercise of warrants to purchase 1,360,173 shares of common stock; and

  . conversion of an outstanding convertible subordinated note into 2,493,651 shares of common stock.

                         SUMMARY FINANCIAL INFORMATION

   The summary financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements of US SEARCH and related notes included elsewhere in this prospectus.

                              From                                                  Three Months Ended
                          November 3-         Years Ended December 31,                  March 31,
                          December 31, ------------------------------------------  ---------------------
                              1994       1995       1996       1997       1998       1998        1999
                          ------------ ---------  ---------  ---------  ---------  ---------  ----------
                                   (in thousands, except share data)
Statement of Operations
 Data:
Net revenues............   $      21   $     899  $   5,690  $   2,971  $   9,245  $   1,804  $    3,296
Cost of services........          23         595      3,363      1,501      3,769        642       1,227
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Gross profit (loss).....          (2)        304      2,327      1,470      5,476      1,162       2,069
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Operating expenses:
 Advertising and
  marketing.............          --         626      2,559        655      7,007        670       2,553
 General and
  administrative........           7         188      1,007      1,165      3,882        527         846
 Charge for warrants
  issued to majority
  stockholder(1)........          --          --         --         --      1,190         --          --
 Charge for compensation
  related to stock
  options...............          --          --         --         --         --         --         876
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Total operating
 expenses...............           7         814      3,566      1,820     12,079      1,197       4,275
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Loss from operations....          (9)       (510)    (1,239)      (350)    (6,603)       (35)     (2,206)
Interest expense(2).....          --         (15)       (64)      (110)      (197)       (24)     (2,786)
Amortization of debt
 issue costs............          --          --         --         --         --         --      (1,603)
Other (expense) income,
 net....................          --         132        (60)        63         13          6          --
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Loss before income
 taxes..................          (9)       (393)    (1,363)      (397)    (6,787)       (53)     (6,595)
Provision for income
 taxes..................          --           1          1          2          1          1           1
                           ---------   ---------  ---------  ---------  ---------  ---------  ----------
Net loss................   $      (9)  $    (394) $  (1,364) $    (399) $  (6,788) $     (54) $   (6,596)
                           =========   =========  =========  =========  =========  =========  ==========
Basic and diluted net
 loss per share(3)......   $   (0.00)  $   (0.04) $   (0.14) $   (0.04) $   (0.71) $   (0.01) $    (0.69)
Weighted-average shares
 outstanding used in
 per-share
 calculation(3).........   9,521,211   9,521,211  9,521,211  9,521,211  9,521,211  9,521,211   9,521,211
Pro forma basic and
 diluted net loss per
 share(3)...............                                                $   (0.71)            $    (0.34)
Weighted-average shares
 outstanding used in the
 pro forma per share
 calculation(3).........                                                9,521,211             11,590,290

                                                    As of March 31, 1999
                                              ----------------------------------
                                                                    Pro Forma As
                                              Actual   Pro Forma(4) Adjusted(5)
                                              -------  ------------ ------------
Balance Sheet Data:
Cash and cash equivalents.................... $    16    $ 2,766      $40,966
Working capital (deficiency).................  (8,465)    (3,708)      37,164
Total assets.................................   2,019      3,276       41,476
Total debt...................................   6,608      3,108          408
Total stockholders' equity (deficit).........  (8,284)    (3,527)      37,373

Notes to this summary financial information appear on the next page.

Notes to Summary Financial Information:

(1) For a description of this charge, see Note 13 of the notes to financial statements.

(2) Included in interest expense for the three months ended March 31, 1999 is approximately $2.6 million relating to the beneficial conversion feature on the convertible subordinated note. For a further description of this charge, see Note 10 of the notes to financial statements.

(3) For a description of the method that we used to compute our basic and diluted net loss per share and weighted average shares outstanding, see
    Note 3 of the notes to financial statements.

(4) The Pro Forma Balance Sheet Data gives effect to:

  . the issuance of 1,586,868 shares of common stock upon the conversion of a $3.5 million convertible subordinated note;

  . the issuance of 1,360,173 shares of common stock upon the exercise of outstanding warrants issued in September 1998 and January 1999 and receipt of related proceeds of approximately $2.8 million on assumed full exercise of September 1998 and January 1999 warrants. Unless exercised earlier, these warrants will expire upon the consummation of this offering. Kushner-Locke, the holder of the warrants, has indicated to us that they will exercise these warrants prior to the consummation of this offering; and

  . the amortization of debt issue costs of $1.5 million relating to the issuance of warrants and payment of an origination fee issued to Kushner-Locke in January 1999.

(5) The Pro Forma As Adjusted Balance Sheet Data gives effect to:

  . additional borrowings of $2.0 million under the convertible subordinated note and the issuance of 906,782 shares of common stock upon the conversion of this $2.0 million amount; and

  . the sale of 4,500,000 shares of common stock offered by us at an assumed initial public offering price of $10.00 per share, the receipt of the estimated net proceeds from the offering and the repayment of $2.7 million of outstanding related party obligations.

                                  RISK FACTORS

   An investment in our common stock is very risky. You should carefully consider the following risk factors in addition to those factors included in the remainder of this prospectus before purchasing the common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Many factors, including those described below, may cause actual results to differ materially from our anticipated results.


We have incurred significant net losses and we may never achieve profitability

   We incurred significant net losses of approximately $1.4 million in 1996, $399,000 in 1997 and $6.8 million in 1998. For the three months ended March 31, 1999 we incurred a loss of $6.6 million. As of March 31, 1999, we had an accumulated deficit of approximately $15.6 million. We expect to incur significant additional losses and continued negative cash flow from operations in 1999. We may never become profitable.

Our limited experience offering services on the Internet could make it difficult for us to expand this business

   Our success and future growth depends on our ability to expand the nature and number of our services offered on the Internet. Historically, we offered our services primarily through our toll free telephone number, 1-800 U.S. SEARCH. Within the last five months, we began offering our Internet-based "Instant Searches." Additionally, we intend to increase the number and range of "Instant Searches" available on our Web site. Our limited experience may make it difficult for us to continually increase Internet traffic and transactions on our Web site. In particular, it may be difficult for us to adequately predict consumer response to our Internet advertising, causing us to spend more on Internet advertising than planned. Our Internet advertising may also be ineffective in strengthening our brand, increasing awareness of our services, or generating additional traffic or sales. The loss of one or more marketing relationships with Internet companies could adversely impact our ability to generate additional traffic or sales. If we fail to generate additional traffic to an increasing number of Internet services, our business and results of operations could be materially adversely affected.

The Internet is a rapidly changing marketplace, which makes it difficult to evaluate our business and prospects

   Any evaluation of our business and prospects must be made in light of the risks and difficulties frequently encountered by companies offering services in new and rapidly evolving markets such as the Internet. The Internet marketplace is characterized by rapidly changing consumer preferences, low barriers to entry for competitors and rapidly changing technologies. Expanding our US SEARCH brand and increasing the market awareness of our Internet services is complicated, time-consuming and expensive. We may be unable to accurately forecast client behavior and recognize or respond to emerging trends, changing preferences or competitive factors on the Internet. Failure to recognize or respond to these factors may result in a material adverse effect on our business and prospects. In addition, it is difficult to predict the size and future growth rate, if any, of our market. The market for our existing and new services may not develop or become economically sustainable. New and evolving trends, including the trend toward low-cost and enhanced access to public information may hinder the growth of our market.







Our revenues and operating results are subject to significant fluctuations that may impact our stock price

   Our revenues and operating results have fluctuated in the past, and may significantly fluctuate in the future due to a variety of factors many of which are outside of our control. Factors which could have a negative impact on revenues and operating results include:

  .  fluctuations in the cost of television, Internet and other advertising;

  . events causing shifts in television viewing patterns and consumers' use of the Internet;

  .  service interruptions, including short disruptions of our Web site; and

  . increased costs of new personnel, including members of executive management.

These factors, and the other risk factors set forth in this section, could materially adversely affect our business and results of operations. Based on these factors, we may fail to meet the expectations of the public market in any given period. In addition, public market perceptions of our business prospects could change quickly. In this case, the market price of our common stock could be adversely affected.

We have substantial fixed costs which may not be offset by our revenues

   A substantial portion of our operating expenses are fixed in any given quarter, such as costs relating to management personnel, administrative support and advertising on television programming, Internet search engines and popular Web sites. Our advertising is typically conducted under non-cancelable fixed term contracts. As a result, a substantial portion of our expenses in any given period is fixed and based in part on our expectations of future revenues and advertising and sales productivity. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. If we are unable to generate sufficient revenues to offset our advertising costs or if we are unable to lower our advertising costs to respond to lower than expected revenues, our results of operations will suffer and the market price of our common stock could fall.



We depend on our marketing arrangements and alliances with Internet companies

   An important element of our current business strategy is to maintain relationships with an increasing number of Internet search engines and popular Web sites for advertising and to direct and attract traffic to our Web site. Advertising on the Internet is expensive, new and evolving. The effectiveness of Internet-based advertising is not clear. Under our marketing and advertising agreements, we are typically required to make payments in advance of running ads on a Web site. Internet companies display our text, banner or logo, often referred to as "impressions," on their Web sites. These impressions may not lead to sales of our services, and our payment is required whether or not the advertising was effective. We may not be able to maintain our existing marketing relationships with other Internet companies. We may also be unable to enter into new marketing relationships with Internet companies, which generate adequate returns to offset related costs. We currently anticipate that payments to Internet companies will constitute a significant component of our total operating expenses in future periods. Due to our limited operating experience, we are unable to accurately forecast the revenues these agreements will generate. Any termination of existing agreements or failure to enter into new agreements with Internet companies on terms favorable to us, could have a material adverse effect on our business and results of operations.

Our access to key Internet advertising depends on marketing agreements between other Internet companies that are beyond our control

   Advertising arrangements with one Internet company may provide us access to another company's Web site. For example, our arrangement with Infospace provides us with advertising on parts of the AOL and Netcenter Web sites, even though we do not have agreements with AOL or Netcenter. Placing of our advertising on these Web sites depends on the continued relationship these companies such as Infospace and other Web sites. If this relationship is terminated for any reason and if we are either unable to enter into an agreement with these companies or unable to enter into an agreement with another company that has an agreement providing access to AOL and/or Netcenter, our advertising will no longer appear on their Web sites. This could significantly reduce our advertising reach and, consequently, lower the number of potential clients visiting our Web site which could in turn materially adversely affect our business and results of operations.

Our business and financial performance may suffer if we are unsuccessful in expanding our service offerings

   Our strategy includes expanding the market awareness of our existing services. We intend to offer a greater number of new searches available through our Web site and to develop and promote service offerings to address the needs of corporate and professional clients. We have very limited experience in providing services to corporate and professional clients. Attracting these clients will require us to hire new sales and marketing personnel and spend money to develop and promote these new services. We may fail in our efforts to provide these new services in a timely and cost-effective manner. If individual or corporate clients are unwilling to pay for the aggregation of public record information, or if the market for our services fails to develop or develops more slowly than anticipated, our business and prospects will be materially adversely affected.

   Implementing these measures will substantially increase our operating expenses and will place considerable strain on our existing management and operational resources. We will incur a substantial portion of these expenses before we achieve any meaningful revenues or market acceptance of new services. Our new services may not achieve a sustainable level of market acceptance or ever become profitable. If a new service is unsuccessful, our reputation and brand position may be damaged and this may make it more difficult to sell our existing services. A significant amount of our future growth depends on our ability to offer these new services.

We face competition from many sources

   The market in which we operate is highly competitive and highly fragmented. Currently, our competition falls into four categories:

  . free individual locator and information services, including services offered by Internet search engines, telephone companies and other third parties who publish free printed or electronic directories;

  . fee-based Internet search services offering comparable services, such as KnowX.com, a division of Information America;

  . firms offering more comprehensive public record information, such as LEXIS-NEXIS, a division of Reed Elsevier Inc., The Dun & Bradstreet Corporation, Reuters Limited, Avert, Inc. and ChoicePoint, Inc.; and

  . local, regional and national private investigation firms, such as Kroll-O'Gara Company, Pinkerton, the Proudfoot Reports Division of ASI Solutions, Inc., and a significant number of companies operating on either a national scale or a local or regional basis.

   Some of these competitors do not currently offer public record search sales over the Internet, but they may do so in the future. There are no significant barriers that would prevent new companies from entering the market in which we operate. In addition, some of our current suppliers and current or future advertising partners may compete with us in the future, which may make it more difficult to advertise our services effectively on their Web sites.

We may be unable to respond to the competitive efforts of other companies

   Many of our competitors have greater financial and marketing resources than we do and may have significant competitive advantages through other lines of business, their existing client base and other business relationships. These competitors and other potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing public record search services for individual or corporate clients than we are willing or able to accomplish. Our competitors or potential competitors may develop services that are superior to ours, develop services less expensive than ours or that achieve greater market acceptance than our services. We may not be able to successfully compete against our current or future competitors with respect to any of these factors. As a response to changes in the competitive environment, we may make pricing, service or marketing decisions such as reducing our prices or increasing our advertising, all of which may affect our operating results. If we are unsuccessful in responding to our competitors, our business and results of operations will be materially adversely affected.

We use third party database and other information suppliers, with which we have short term arrangements

   We obtain data used in our services from a limited number of third party suppliers. We currently purchase information from these suppliers on a per transaction basis and our relationships can be cancelled at any time. If our current suppliers raise their prices or if the information they provide becomes unavailable or unreliable, we will need to find alternative sources of information. The time it takes to identify and contract with suitable alternative data suppliers, as well as integrate these data sources into our service offerings, could cause service disruptions, increased costs and reduced quality of our services. Additionally, costs of obtaining data that may be necessary in our new service offerings, such as criminal background information, could be significantly higher, on a per transaction basis, than our current information costs. Termination of existing agreements, or, failure after termination, to enter into new agreements with third party suppliers on terms favorable to us, could have a material adverse effect on our business and results of operations. Additionally, failure to obtain the data and information necessary for our intended service offerings at commercially reasonable costs or at all could prevent us from offering these new services and our business and results of operations could be materially adversely affected. See "Business--Public Record Information Database Sources."

Service interruptions may damage our reputation and may decrease our ability to attract clients

   We depend on the satisfactory performance, reliability and availability of our Web site and telecommunications infrastructure to attract clients and generate sales. Our revenues, reputation and brand would be harmed and the value of our services to clients would be reduced if we experience technical difficulties that result in slower response times, disruptions or unavailability of the services. We have experienced unanticipated system interruptions in the past and we believe that these interruptions may occur again in the future. For example, we have experienced system disruptions and slower response times as we change or upgrade the software and hardware running on our network. In addition, telephone systems and networks are subject to unanticipated downtimes due to national disasters, power outages and similar events. We may experience longer response times to client telephone calls during periods of high calling volume. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill client orders. The occurrence of any of these events may have a material adverse effect on our business and results of operations.

If we are unable to expand and improve our infrastructure, facilities, and operational capacity, we will be unable to grow and our business and our financial condition will suffer

   The recent growth of our business has placed significant strain on our communication and networking infrastructure and existing facility. For example, from time to time, demand for our services following television or Internet-based advertising has exceeded our infrastructure and operational capacity and we were unable to effectively respond to client demand for our services. If these events occur again, we may lose clients and our reputation may be damaged.

   This growth has also increased the demands on our management team and technical, sales and operational resources. We anticipate that continued growth will require us to implement and improve our operational, financial and management information systems. In addition, we will need to invest in new and expanded computer, telecommunication and information systems that better address our existing capacity constraints. We are also currently considering acquiring new space or relocating to a larger facility that would better address our operational and personnel needs. As we offer new services and pursue corporate and professional markets, we will also need to increase our executive and sales and support personnel. Our business and results of operations will be adversely affected if we are unable to expand and continually improve our infrastructure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We are controlled by Kushner-Locke

   Prior to this offering, Kushner-Locke beneficially owned 86% of our outstanding common stock. Kushner-Locke is a feature film and television production and distribution company. In addition, Peter Locke and Donald Kushner, the Co-Chairmen of US SEARCH, are the Co-Chairmen and Co-Chief Executive Officers of Kushner-Locke, which will own approximately 55.2% of the outstanding common stock immediately after the offering. As a result, Kushner-Locke has and is likely to continue to have significant influence over us, giving it the ability to take a broad range of corporate actions without the approval of the other stockholders, such as:

  .  electing a majority of our Board of Directors;

  .  removing any of our directors;

  .  amending our certificate of incorporation or bylaws;

  . delaying or preventing a change in control, impeding a merger or takeover or other business combination involving us; and

  . otherwise controlling management and operations and the outcome of most matters submitted for a stockholder vote.

   Actions taken by Kushner-Locke could conflict with interests of other stockholders. Also, as a result of the Kushner-Locke ownership and control, a potential acquiror may be discouraged from attempting to obtain control of us which could have a material adverse effect on the market price of our common stock. See "Management," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

We have been a majority owned subsidiary of Kushner-Locke and we may fail to succeed as an independent operating company

   Prior to this offering, we received a substantial amount of financial and operational support from our controlling stockholder, Kushner-Locke. Kushner-Locke has provided us with cash funding in the form of loans or inter-company advances and has provided guarantees to third party creditors and vendors which equaled approximately $4.3 million as of March 31, 1999. Kushner-Locke has also provided us with insurance coverage and services and personnel for various functions, such as legal, human resources, administrative, managerial and accounting. Over the course of its involvement and through March 31, 1999, Kushner-Locke has advanced funds to us for working capital purposes of approximately $4.4 million. Kushner-Locke has indicated that after this offering, it will not continue to provide us with these services and does not intend to continue to fund our operations or guarantee payments. As a result, we will be required to fund operations on our own and hire additional administrative, sales, advertising, financial and accounting personnel, including corporate officers, to perform these functions. We may not be able to perform these functions effectively as an independent company. We expect that our operating expenses will increase as we establish the financial, administrative and managerial infrastructure necessary to operate as an independent public company and as we secure various forms of insurance coverage independent of Kushner-Locke. See "Certain Relationships and Related Transactions."

We depend on our key management personnel for our future success

   Our success depends to a significant degree upon the continued contributions of our executive management team and its ability to effectively manage the anticipated growth of our operations and personnel. The loss of any members of our management team and the inability to hire additional senior management if necessary, could have a material adverse effect on our business and results of operations. Several members of our executive management team joined us in early 1999, and therefore may take some time to adequately familiarize themselves with the nature of our business and operations. If these executives are unable to learn about and adjust to our business quickly and efficiently, our business and results of operations may be materially adversely affected.

We depend on attracting qualified employees and responding to employee turnover for our success

   As of March 31, 1999, we had 100 full-time employees and 18 part-time employees. We anticipate that the number of employees may increase significantly during the next 12 months as we expand our existing service offerings and introduce and market new services to corporate and professional clients. Competition for qualified employees is intense. Our success depends upon our ability to attract and retain additional highly qualified technical, sales and marketing personnel to support growing operations. The process of locating and hiring personnel with the combination of skills and attributes required to carry out our strategy is time-consuming and costly. Our success also depends on our ability to effectively train and maximize the productivity of our existing and future employees. We may also experience higher costs and possible disruption of our business as we hire and train new personnel to replace those lost in the ordinary course of our business or lost in an expansion or relocation of our facility. Last year, we experienced a turnover rate which is comparable to that experienced by other telemarketing businesses. The loss of key personnel or the inability to attract additional qualified personnel to supplement or, if necessary, to replace existing personnel, could have a material adverse effect on our business and results of operations.

Problems related to the "Year 2000 Issue" could adversely affect our business

   We depend on the delivery of information over the Internet, a medium which is susceptible to the Year 2000 Issue. The "Year 2000 Issue" is typically the result of limitations of software written using two digits rather than four to define the applicable year. If software with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 Issue could result in a system failure or miscalculations causing significant disruption of our operations, including, among other things, interruptions in Internet traffic, accessibility of our Web site, delivery of our service, transaction processing or searching and other features of our services. It is possible that this disruption will continue for an extended period of time.

   We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties, including governmental agencies. The disruption of third-party systems or our systems interacting with these third-party systems could prevent us from receiving orders or delivering search results in a timely manner. In addition, we rely on the integration of many systems in aggregating search data from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent us from delivering our products and services. Failure of our systems or third-party systems providing information used in our services could materially adversely affect our business and results of operations. We have received information confirming the Year 2000 compliance from present data suppliers. We are expecting to obtain Year 2000 compliance information from other third party vendors by June 30, 1999.

   We are conducting an evaluation of our internal systems. We are seeking written confirmation of the Year 2000 status of our third party software. We are also utilizing internal resources to test internally developed software for Year 2000 compliance. We may be required to modify or replace significant portions of our software so that our systems will function properly with respect to dates in the year 2000 and thereafter. If we are unable to make the required modifications or conversions in a timely and cost-effective manner or if there is a malfunction in our systems, potential systems interruptions or delays in services may have a material adverse effect on our business and results of operations. Further, if we fail to successfully resolve these issues, some or all of our operations may shut-down, which would have a material adverse effect on our business and results of operations.

   We are currently developing contingency plans to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. We expect to complete this plan by September 30, 1999. We may not be able to develop a contingency plan that will adequately address all Year 2000 issues. Within the plans, we are addressing various problems, including disruptions to our Web-servers, significant interruption of data flow between us and third party data providers, and failures associated with internal systems. The contingency plans emphasize the identification and implementation of redundant sources of our various services. Our failure to develop and implement, if necessary, appropriate contingency plans could materially adversely affect our business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issue."

The Internet may fail to support the growth of electronic commerce

   The rapid rise in the number of Internet users and the growth of electronic commerce and applications for the Internet have placed increasing strains on the Internet's communications and transmissions infrastructure. This could lead to significant deterioration in transmission speeds and the reliability of the Internet as a commercial medium and, consequently, could reduce the use of the Internet by businesses and individuals. The Internet may not be able to support the demands placed upon it by this continued growth. Any failure of the Internet to support growth due to inadequate infrastructure or for any other reason would seriously limit its development as a viable source of commercial and interactive content and services. This could materially adversely affect the acceptance of our services and our business.

Our success depends on our ability to protect and enforce our trademarks and other proprietary rights

   We rely on a combination of trademark, service mark, copyright and trade secret laws, restrictions on disclosure and transferring title and other methods to protect our proprietary rights. We also generally enter into confidentiality agreements with our employees, business partners and/or others to protect our proprietary rights. It may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

   "1-800 U.S. SEARCH" and "Reuniting America Two People at a Time" are our registered trademarks. In addition, we have applied for registered trademark status for "US SEARCH", "The Public Record Portal" and our logo and service marks in the United States and intend to pursue registration internationally through applications. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available, online or otherwise. Also, policing unauthorized use of our trademark, service mark or other proprietary rights might be difficult and expensive and we may be unable to protect our brand and our trademarks from third party challenges. Our US SEARCH brand may suffer and our business and results of operations could be materially and adversely affected if we are unable to effectively protect or enforce our trademark, service marks or other proprietary rights.

We may be unable to prevent third parties from developing Web sites and acquiring domain names similar to ours

   We have registered several domain names, including 1800USSEARCH.com and ussearchcorp.com. We know of at least one competitor that has a corporate name and domain name similar to ours. This competitor also has a Web site with a similar look and feel to our Web site. We believe that these similarities may cause confusion on the part of potential clients, and this confusion may harm our business and results of operations. In addition, we currently do not have the rights to use the domain name USSEARCH.com and may not ever be able to obtain the rights necessary to use this domain name. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other property rights.

We face significant security risks related to our electronic transmission of confidential information

   We rely on encryption and other technologies to provide system security and verify users' identities to effect secure transmission of confidential information, such as credit card numbers. We license these technologies from third parties. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the security measures used by us to protect customer transaction data. If any compromise of our security were to occur, it could materially adversely affect our reputation and business. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations and damage to our reputation and customers' willingness to engage in electronic commerce on our Web site. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches. If our third-party contractors experience security breaches involving the storage and transmission of proprietary information, such as credit card numbers, our reputation may be damaged and we may be exposed to risk of loss or litigation.

We face risks of fraud related to fraudulent credit card information and 900 telephone service

   Like many other service providers who accept credit card information without a signature over the telephone or Internet or who provide 900 telephone service, we have issued credits as a result of orders placed with fraudulent credit card information. We may suffer losses as a result of fraudulent use of credit card information or the continued reliance on 900 telephone service in the future.

We could face liability based on the nature of our services and the content of the materials that we provide

   We may face potential liability from individuals, government agencies or businesses for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on our Web site or in our search reports sent to consumers. Although we carry a limited amount of general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. In addition, this insurance may not remain available to us on acceptable terms. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation and our business and results of operations.

We could face claims from clients or the subjects of our search reports that are not covered by insurance

   We could be held liable to clients and/or to the subjects of individual search reports prepared by us for inaccurate information or misuse of the information. We have internal practices designed to help ensure that information contained in our services meet industry standards for accuracy. We have retained counsel to ensure that, as we develop new services which may be subject to the Fair Credit Reporting Act, or the " FCRA," we are in compliance with the FCRA and similar state laws. However, we do not currently maintain liability insurance to cover claims by clients or the subjects of reports. Based on our research, losses from these claims are either uninsurable or the insurance that is available is so limited in coverage that it is not economically practicable. We intend to continue our efforts to obtain insurance coverage for these types of claims but adequate insurance coverage may not be available on terms acceptable to us. Claims of violations of the FCRA or similar state laws may be made against us in the future and the claims, if made, may not be successfully defended. Uninsured losses from claims could materially adversely affect our business and results of operations.

We face risks associated with government regulation and legal uncertainties relating to the Internet

   We are subject to regulations applicable to businesses generally and laws or regulations specifically applicable to electronic commerce. Due to concerns arising in connection with the increasing popularity and use of the Internet, a number of new or changed laws, governmental policies and/or regulations may be adopted, or cases may be decided, with respect to the Internet or commercial online services covering issues such as property ownership, user privacy, libel, pricing, acceptable content, copyrights, trademarks and/or other intellectual property rights, distribution, taxation, access charges and other fees, and quality of products and services. Cost increases relating to this government regulation could result in these increased costs being passed along Internet end users and could dampen the growth in use of the Internet as a communications and commercial medium, which could have a material adverse effect on our business and results of operations.

   In addition, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any new tax legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and electronic commerce could have a material adverse effect on our business, and results of operations. We might unintentionally violate these laws, these laws may be modified or new laws may be enacted, in the future. Any of these developments could have a material adverse effect on our business and results of operations.

Our services are subject to various federal and state laws and licensing requirements

   In connection with services we may provide in the future, particularly pre-employment background checks, we may be considered a "consumer reporting agency," as this term is used in the FCRA. If so, we may be required to comply with the various consumer credit disclosure requirements of the FCRA. Noncompliance with the FCRA can result in enforcement by the Federal Trade Commission and state attorney generals where they have similar authority. Willful or negligent noncompliance could result in civil liability to the subjects of reports. Also, the Americans with Disabilities Act of 1990, or the "ADA", contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination against individuals with disabilities in the hiring process. Although our business is not directly regulated by the ADA, the use by our clients of information sold to them is regulated, both as to the type of information and when it is used. Similarly, there are a number of states which have laws similar to the FCRA, and some states which have laws more restrictive than the ADA. Further, many state laws limit the type of information which can be made available to the public. In addition, some state laws may require us to be licensed in order to conduct pre-employment background checks. Clients in these states can access our Web site, which may subject us to the laws of those states. We intend to apply for the necessary licenses in each state where we conduct a substantial part of our business. Any failure to obtain required licenses, could have a material adverse effect on our business and results of operations. In the event we are determined to have violated these federal or state laws, we could be subject to substantial civil and/or criminal liability which would have a material adverse effect on our business and results of operations. See "Business--Licensing Requirements and-- Governmental Regulation."

We may be subject to federal and state laws relating to the use of personal information and privacy rights

   Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports (which we do not provide). However, we use the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. For example, we search the "header" information contained in various consumer credit reporting agencies' databases to find, among other items, current and previous addresses, social security numbers used by an individual, or possible other names (such as maiden names, married names, etc.). "Header" information consists only of the name, social security number, date of birth, and current and previous addresses on a consumer credit report. We also search these databases to determine if a customer's social security number is being used by any other party. Attempts have been made and can be expected to continue to be made by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. If federal and/or state laws are amended or enacted in the future relating to access and use of personal information, in particular, and privacy and civil rights, in general, there could be a material adverse effect on our business and results of operations. See "Business--Government Regulation."

Our services may suffer as a result of natural disasters

   Our ability to successfully receive and complete search requests and provide high-quality client service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications hardware is currently located at facilities in Southern California, which is an area susceptible to earthquakes. Our systems and operations may be vulnerable to damage or interruption from earthquakes, fire, flood, power loss, telecommunications failure, break-ins and similar events. We do not carry business interruption insurance sufficient to compensate fully for all losses, and in some cases, any losses from any or all these types of events.

Management has broad discretion on how to use the proceeds from this offering

   A substantial portion of the net proceeds we receive in connection with this offering will be for advertising and promotion of our services and US SEARCH brand, development of infrastructure and new services, repayment of debt, including amounts owed to Kushner-Locke, capital expenditures and other working capital and general corporate purposes. Assuming sale of 4,500,000 shares of common stock by us at the assumed initial public offering price of $10, we will receive net proceeds of approximately $38.2 million. These proceeds have not been specifically allocated for specific purposes. As a result, management will have broad discretion with respect to the expenditure of a substantial amount of the net proceeds from this offering. You will be entrusting your funds to our management, upon whose judgment you must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied. We may not be able to yield a significant return on any investment of the proceeds. See "Use of Proceeds."

We may need to raise additional capital that may not be available

   Our existing capital resources, combined with the net proceeds of this offering, may not be sufficient to meet our cash requirements through the next 12 months. We may need to raise additional capital and we may not be able to obtain additional financing on favorable terms, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our business and results of operations. If additional capital is raised through the issuance of equity securities, the percentage ownership of the stockholders of US SEARCH will be reduced, stockholders may experience dilution in net book value per share, or these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Any debt financing, if available, may involve covenants limiting, or restricting our operations or future opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of our common stock

   Our certificate of incorporation grants our board of directors the authority to issue up to 1,000,000 shares of preferred stock, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of these shares without any further vote or action by the stockholders. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the common stock, the rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock which could decrease the market value of our stock. Further, provisions in our certificate of incorporation and bylaws and of Delaware law could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be in the best interest of our stockholders. These provisions include the inability of stockholders to act by written consent without a meeting and procedures required for director nomination and stockholder proposal. See "Description of Capital Stock."

Our market segment of Internet-related companies has experienced dramatic price fluctuations

   Prior to the offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the underwriters and us and may not be indicative of the market price for the common stock after this offering. We do not know the extent to which investor interest will lead to the development of an active public market. Investors may not be able to resell our common stock at or above the initial public offering price. In particular, certain market segments such as Internet companies have experienced very dramatic price and volume fluctuations from time to time and in many cases from day to day. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuations which may continue indefinitely. These fluctuations, as well as general economic and market conditions, may have a material adverse effect on the market price of our common stock.

Future sales of our common stock may depress our stock price

   The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after this offering or in response to the perception that sales of large number of shares could occur. No prediction can be made about the effect that future sales of common stock will have on the market price of shares. Upon completion of the offering, we will have 17,421,644 shares of common stock outstanding (18,321,644 shares if the underwriters' over-allotment option is exercised in full). Immediately upon effectiveness of this offering, the shares offered hereby (plus any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable. Of the remaining shares, 12,921,643 are subject to lock-up agreements under which the holders of these shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days after the date of the offering without the prior written consent of Bear, Stearns & Co. Inc. Of the shares outstanding prior to the offering, all of these shares will be "restricted securities" as the term is defined under Rule 144 promulgated under the Securities Act. Unless sold pursuant to Rule 144, which provides for minimum holding periods, public availability of information, and volume and manner restrictions on sales, "restricted securities" cannot be sold without an effective registration statement on file with the Commission. In addition, options to purchase up to 1,459,914 shares of common stock from us are outstanding as of March 31, 1999 under our 1998 Stock Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan. Following the offering, it is expected that the shares underlying these options will be registered. See "Management--Stock Plans," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the 4,500,000 shares of common stock that we are offering hereby will be approximately $40.9 million, at an assumed initial offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $49.3 million. We will not receive any proceeds from the sale of common stock by Kushner-Locke.

   We intend to use approximately $2.4 million of the net proceeds of this offering to repay advances and outstanding obligations to Kushner-Locke. These advances are due on demand and bear interest at 10% per annum. We intend to use approximately $296,000 of the net proceeds of this offering to repay debt under a promissory note we assumed on behalf of Nicholas Matzorkis, our co-founder, which matures in July 1999 and bears interest at 12% per annum.

   We currently have no specific plans for the remaining proceeds of this offering. However, the principal reasons for this offering include:

    . increased advertising and promotion of our services and US SEARCH brand;

    . expansion of our sales and marketing infrastructure to support new services, including services to corporate and professional clients;

    . expansion and improvements of our technology infrastructure, including computer hardware and software; and

    .  other working capital and general corporate purposes.

   We may apply an undetermined portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies. However, we have no present understandings, commitments or agreements and are not currently engaged in any negotiations with respect to any material acquisition or investment in third parties. Pending these uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth the capitalization of US SEARCH as of March 31, 1999 on an actual basis, on a pro forma basis to reflect the issuance of 1,586,868 shares of common stock upon the conversion of outstanding convertible subordinated note as of March 31, 1999, the issuance of 1,360,173 shares of common stock upon the full exercise of outstanding warrants and the receipt of proceeds of approximately $2.8 million on full exercise of these warrants, and on a pro forma as adjusted basis to reflect the issuance of 906,782 shares of common stock upon the conversion of an additional $2 million to be borrowed under the convertible subordinated note and the sale of 4,500,000 shares of common stock offered by us at an assumed initial public offering price of $10.00 per share and the receipt of the estimated net proceeds from the offering, after deducting the underwriting discounts and estimated offering expenses and the use of approximately $2.7 million to repay related party debt. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

                                                      As of March 31, 1999
                                                  ------------------------------
                                                                         Pro
                                                             Pro      Forma As
                                                  Actual   Forma(1)  Adjusted(2)
                                                  -------  --------  -----------
                                                         (in thousands)
Cash and cash equivalents........................ $    16  $ 2,766    $ 40,966
                                                  =======  =======    ========
Short-term borrowings............................ $ 6,391  $ 2,891    $    219
Long-term debt, net of current portion...........     217      217         189
Stockholders' equity (deficit):
  Common stock, $.001 par value; 40,000,000
   shares authorized; 9,067,820 shares issued and
   outstanding, actual; 12,014,861 and 17,421,644
   shares issued and outstanding pro forma and
   pro forma as adjusted, respectively...........      15       12          17
  Additional paid-in capital.....................   9,600   15,853      60,748
  Unearned deferred compensation.................  (2,349)  (2,349)     (2,349)
  Accumulated deficit............................ (15,550) (17,043)    (21,043)
                                                  -------  -------    --------
    Total stockholders' equity (deficit).........  (8,284)  (3,527)     37,373
                                                  -------  -------    --------
      Total capitalization (deficit)............. $(1,676) $  (419)   $ 37,781
                                                  =======  =======    ========

----------

(1) The pro forma amounts include amortization of debt issue costs of $1.5 million relating to the issuance of warrants and payment of an origination fee to Kushner-Locke in January 1999.

(2) Does not include (a) up to 900,000 shares issuable pursuant to the underwriters' over-allotment option, (b) 1,459,914 shares reserved for issuance upon the exercise of stock options outstanding as of March 31, 1999 under our 1998 Stock Incentive Plan and our 1999 Non-Employee Directors' Stock Option Plan, and (c) 1,458,109 shares available for future grant or issuances under our 1998 Stock Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan.

                                    DILUTION

   Our net tangible book deficit as of March 31, 1999 was approximately $(8,284,000) or $(0.91) per share of common stock. After giving effect to the matters described below on the net tangible book deficit as of March 31, 1999, we had a pro forma adjusted net tangible book deficit of approximately $(3,527,000), or $(.27) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Without taking into account any other changes in the pro forma adjusted net tangible book value after March 31, 1999, other than to give effect to the receipt by US SEARCH of the estimated net proceeds from the sale of the 4,500,000 shares of common stock offered by US SEARCH hereby at an assumed initial public offering price of $10.00 per share, the pro forma adjusted net tangible book value of US SEARCH as of March 31, 1999, would have been approximately $37.4 million, or $2.15 per share. This represents an immediate increase in the net tangible book value of $2.42 per share to existing stockholders and an immediate dilution of $7.85 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................        $10.00
                                                                        ------
Pro forma adjusted net tangible book deficit per share before this offering.................................................. $(.27)
Increase per share attributable to new investors................  2.42
                                                                 -----
Pro forma net tangible book value per share after this
 offering.......................................................          2.15
                                                                        ------
Dilution per share to new investors.............................        $ 7.85
                                                                        ======

   The following table sets forth the number of shares of common stock purchased from US SEARCH, total consideration paid to US SEARCH, and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering, before deducting estimated underwriting discounts and commissions and offering expenses payable by US SEARCH at an assumed public offering price of $10 per share.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 12,921,644  74.2%  $ 8,265,005  15.5%     $ 0.64
New investors..............  4,500,000  25.8    45,000,000  84.5       10.00
                            ----------  ----   -----------  ----
  Total.................... 17,421,644   100%  $53,265,005   100%       3.06
                            ==========  ====   ===========  ====

   The foregoing table and the pro forma adjusted net tangible book value per share, before this offering gives effect to the issuance of 453,391 shares of common stock upon the assumed full exercise of outstanding warrants issued in September 1998; conversion of $5,500,000 convertible subordinated note assumed to be outstanding as of March 31, 1999 into 2,493,651 shares of common stock; and issuance of 906,782 shares of common stock upon assumed full exercise of the outstanding warrants issued in January 1999 and the receipt of proceeds of $2,750,000 on full exercise of these warrants, of which none had been received as of March 31, 1999. The foregoing table excludes an aggregate of 2,918,023 shares of common stock reserved for issuance under our 1998 Stock Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan, of which options to purchase 1,459,914 shares of common stock were outstanding as of March 31, 1999.

                         SELECTED FINANCIAL INFORMATION

   The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of US SEARCH and related notes included elsewhere in this prospectus. The statements of operations data for each of the years in the three-year period ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from financial statements of US SEARCH audited by PricewaterhouseCoopers llp, independent accountants, which are included elsewhere in this prospectus. The statements of operations data for the year ended December 31, 1995, and the balance sheet data for December 31, 1995 and 1996, are derived from audited financial statements of US SEARCH (not included in this prospectus). The statements of operations data for the period from November 3 to December 31, 1994 and balance sheet data at December 31, 1994 are derived from unaudited financial statements of US SEARCH not included in this prospectus. The statements of operations data for the three months ended March 31, 1998 and 1999 and the balance sheet data for March 31, 1999 are derived from unaudited financial statements of US SEARCH. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future.

                              From                                                         Three Months
                          November 3-           Years Ended December 31,                  Ended March 31,
                          December 31, ----------------------------------------------  ----------------------
                              1994        1995        1996        1997        1998        1998        1999
                          ------------ ----------  ----------  ----------  ----------  ----------  ----------
Statement of Operations
Data:                                           (in thousands, except share data)

Net revenues............   $       21  $      899  $    5,690  $    2,971  $    9,245  $    1,804  $    3,296
Cost of services........           23         595       3,363       1,501       3,769         642       1,227
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit (loss).....           (2)        304       2,327       1,470       5,476       1,162       2,069
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses:
 Advertising and
  marketing.............           --         626       2,559         655       7,007         670       2,553
 General and
  administrative........            7         188       1,007       1,165       3,882         527         846
 Charge for warrants
  issued to majority
  stockholder(1)........           --          --          --          --       1,190          --          --
 Charge for compensation
  related to stock
  options...............           --          --          --          --          --          --         876
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating
 expenses...............            7         814       3,566       1,820      12,079       1,197       4,275
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....           (9)       (510)     (1,239)       (350)     (6,603)        (35)     (2,206)
Interest expense(2).....           --         (15)        (64)       (110)       (197)        (24)     (2,786)
Amortization of debt
 issue costs............           --          --          --          --          --          --      (1,603)
Other (expense) income,
 net....................           --         132         (60)         63          13           6          --
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss before income
 taxes..................           (9)       (393)     (1,363)       (397)     (6,787)        (53)     (6,595)
Provision for income
 taxes..................           --           1           1           2           1           1           1
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss................   $       (9) $     (394) $   (1,364) $     (399) $   (6,788) $      (54) $   (6,596)
                           ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic and diluted net
 loss per-share(3)......   $    (0.00) $    (0.04) $    (0.14) $    (0.04) $    (0.71) $    (0.01) $    (0.69)
                           ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted-average shares
 outstanding used in
 per-share
 calculation(3).........    9,521,211   9,521,211   9,521,211   9,521,211   9,521,211   9,521,211   9,521,211
Pro Forma basic and
 diluted net loss per
 share(3)                                                                  $    (0.71)             $    (0.34)
Weighted average shares
 outstanding used in pro
 forma per share
 calculation(3)                                                             9,521,211              11,590,290


                                      As of December 31,                    As of
                         -----------------------------------------------  March 31,
                           1994     1995      1996      1997      1998      1999
                         -------- --------  --------  --------  --------  ---------
Balance Sheet Data:                     (in thousands)

Cash and cash
 equivalents............ $      7 $      7  $     --  $     --  $     99  $     16
Working capital
 (deficiency)...........        2     (432)   (2,069)   (2,363)   (7,761)   (8,465)
Total assets............       11       94       653       547       575     2,019
Long term debt, net of
 current portion........       --       --        81        61       343       217
Total debt..............        5      233       850       904     4,001     6,608
Total stockholders'
 equity (deficit).......        6     (388)   (1,752)   (2,151)   (7,749)   (8,284)

----------
(1) For a description of the charge for warrants issued to the majority stockholder, see Note 13 of notes to the financial statements.

(2) Included in interest expense for the three months ended in March 31, 1999 is approximately $2.6 million relating to the beneficial conversion feature of the convertible subordinated note. For a further description of this charge, see Note 10 of notes to the financial statements.

(3) For a description of the method used to compute basic and diluted net loss per share and weighted average number of shares outstanding, see Note 3 of notes to the financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with "Selected Financial Information" and the financial statements and related notes contained elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   US SEARCH provides clients with quick, easy and inexpensive access to a broad range of public record information about individuals. We offer our services through our Web site and our toll free telephone number.

   We report revenues net of any refunds to clients. We generate revenues from the sale of various public record information and search services for clients. Revenue is recognized as the results of these services are delivered to the client.

   Our cost of services consists primarily of payroll expenses, including commissions paid to sales employees, data acquisition costs, local and long distance telephone charges associated with providing our services, and payment processing costs. In addition, we include an allocable portion of facilities, network and technology infrastructure. Our cost of services is likely to increase substantially as we obtain access to new data and information sources and expand infrastructure to support an increase in marketing and sales personnel to address existing and anticipated demand for our services.

   Our operating expenses consist primarily of advertising, marketing, general and administrative expenses. We expect our operating expenses to increase substantially as we attempt to expand our sales and marketing force and hire additional administrative, sales, advertising, financial and accounting personnel. We may also need to relocate or seek new facilities that better address our operational and personnel needs. We may incur higher costs and possible disruption to our business as we hire and train new personnel to replace those lost in an expansion or relocation of our facility.

   Advertising and marketing expenses constitute the largest portion of our operating expenses. Prior to the introduction of our Internet-based services, advertising consisted primarily of radio and television advertising. With the growth of our Internet-based services, an increasing portion of our advertising expenses consists of Internet-based advertising such as arrangements with Internet search engines and popular Web sites. Production costs associated with such advertising are expensed in the period first aired or displayed to the public. Costs relating to actual airing or display of such advertising are expensed in the quarter the advertising appears. We expect our advertising and marketing expenses to significantly increase as we offer new services, attempt to expand our US SEARCH brand and build a corporate sales force.

   We have non-cancelable advertising and marketing agreements with several Internet companies. These agreements provide for varying levels of exclusivity and require us to make monthly minimum payments based on the number of impressions displayed on affiliate Web sites. As of March 31, 1999, the minimum non-cancelable payments required under these agreements are approximately $4.4 million for the remainder of 1999, $3.5 million in 2000, $3.0 million in 2001, and $1.0 million in 2002.

   Our general and administrative expenses consist primarily of compensation and related costs for administrative personnel, fees for outside professional advisors and an allocation of our occupancy costs and other overhead costs. Under an administrative services agreement, Kushner-Locke provides human resources services, accounting services and management services, as well as the services of Peter Locke and Donald

Kushner. In connection with this agreement, we pay Kushner-Locke a monthly fee of $35,000. This agreement will terminate at the end of June 1999. We will need to hire additional human resources, finance and accounting personnel to replace the services provided by Kushner-Locke under this agreement. We expect that costs relating to these replacement personnel will be comparable to the fee charged by Kushner-Locke under this agreement. We expect the trend of increased general and administrative costs to continue as we hire additional sales, research and executive personnel to promote new services to corporate and professional clients.

   In September 1998, in consideration of prior advances and provision of certain administrative services to us by Kushner-Locke and certain guarantees made by Kushner-Locke on our behalf, we issued Kushner-Locke warrants to purchase 453,391 shares of our common stock at an aggregate exercise price of $5.00. Accordingly, we recorded a charge of approximately $1.2 million in 1998, representing the fair market value of the warrants at the date of grant. See "Certain Relationships and Related Transactions."

   We incurred significant net losses of approximately $1.4 million in 1996, $399,000 in 1997 and $6.8 million in 1998. For the three months ended March 31, 1999 we incurred a net loss of $6.6 million. At March 31, 1999, we had an accumulated deficit of approximately $15.6 million. We expect to incur significant additional losses and continued negative cash flow from operations for the next year.

   We expect to incur in total an interest charge of approximately $4.6 million in the first half of 1999 relating to the beneficial conversion feature of the convertible subordinated note. Through March 31, 1999, we have recorded a charge of approximately $2.6 million relating to the beneficial conversion feature of this convertible subordinated note. This charge is calculated using the fair market value of common stock on the date each advance is made to us subtracting the conversion price and multiplying the resulting amount by the number of shares into which the advance is convertible. The value assigned to the beneficial conversion feature is no greater than the amount of each advance made under the convertible subordinated note.

   We will further incur a non-cash charge of $2.5 million relating to warrants issued to Kushner-Locke in January 1999. This charge represents the fair value of the warrants, which is the per share value derived by applying the Black-Scholes option pricing model to our underlying shares of common stock and multiplying that value by the number of shares of common stock issuable upon exercise of the warrants.

   During the first quarter of 1999, we granted certain stock options to employees and non-employee directors and will continue to grant options under the 1998 Stock Incentive Plan and the 1999 Non-Employee Directors' Stock Option Plan. We will record an unearned deferred compensation expense of approximately $3.2 million, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of such options at the date of grant. This amount, net of amortization will be presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. As a result, we currently expect to amortize the following amounts of deferred compensation annually: approximately $2.1 million in 1999; $735,000 in 2000; $315,000 in 2001; $75,000 in 2002; and $1,000 thereafter.

Results of Operations

   The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net revenues:

                                                                        Three
                                                                       Months
                                                  Years Ended           Ended
                                                  December 31,        March 31,
                                                 ------------------   -----------
                                                 1996   1997   1998   1998   1999
                                                 ----   ----   ----   ----   ----
Net revenues.................................... 100 %  100 %  100 %  100 %   100 %
Cost of services................................  59     51     40     36      37
                                                 ---    ---    ---    ---    ----
Gross profit....................................  41     49     60     64      63
                                                 ---    ---    ---    ---    ----
Operating expenses:
  Advertising and marketing.....................  45     22     76     37      77
  General and administrative....................  18     39     42     29      26
  Charge for warrants issued to majority
   stockholder..................................  --     --     13     --      --
  Charge for compensation related to stock
   options......................................  --     --     --     --      27
                                                 ---    ---    ---    ---    ----
Total operating expenses........................  63     61    131     66     130
                                                 ---    ---    ---    ---    ----
Loss from operations............................ (22)   (12)   (71)    (2)    (67)
Interest expense................................  (1)    (4)    (2)    (1)    (84)
Amortization of debt issue costs................  --     --     --     --     (49)
Other (expense) income, net.....................  (1)     3     --     --      --
                                                 ---    ---    ---    ---    ----
Loss before income taxes........................ (24)   (13)   (73)    (3)   (200)
Provision for income taxes......................  --     --     --     --      --
                                                 ---    ---    ---    ---    ----
Net loss........................................ (24)%  (13)%  (73)%   (3)%  (200)%
                                                 ===    ===    ===    ===    ====

 Comparison of the Three Months Ended March 31, 1999 to the Three Months Ended March 31, 1998

   Net Revenues. Our net revenues increased to approximately $3.3 million for the three months ended March 31, 1999, or 83%, from approximately $1.8 million for the three months ended March 31, 1998. The increase is primarily attributable to an increase in the number of Internet-based transactions which occurred as a result of the introduction of lower-priced "Instant Searches" and increased Internet-based advertising on a greater number of Internet search engines and popular Web sites.

   Gross Profit. Gross profit increased to approximately $2.1 million for the three months ended March 31, 1999, or 78%, from approximately $1.2 million for the three months ended March 31, 1998. Gross profit as a percentage of net revenues decreased to approximately 63% for the three months ended March 31, 1999, from approximately 64% for the three months ended March 31, 1998. Cost of services increased to approximately $1.2 million for the three months ended March 31, 1999, or 91%, from approximately $642,000 for the three months ended March 31, 1998. As a percentage of net revenues, cost of services increased to approximately 37% for the three months ended March 31, 1999, from approximately 36% for the three months ended March 31, 1998 though decreased from the 40% for the year ended December 31, 1998. The increase in gross profit from the year ended December 31, 1998 is primarily attributable to an increased level of Internet-based transactions and related revenues which were partially offset by lower selling prices as a result of the introduction of the "Instant Searches" in late 1998.

   Advertising and Marketing Expenses. Advertising and marketing expenses increased to approximately $2.6 million for the three months ended March 31, 1999, from approximately $670,000 for the three months ended March 31, 1998. As a percentage of net revenues, advertising and marketing expenses increased to approximately 77% for the three months ended March 31, 1999, from approximately 37% for the three months ended March 31, 1998. This increase is primarily attributable to an increase in the level of Internet-based advertising.

   General and Administrative Expenses. General and administrative expenses increased to approximately $846,000 for the three months ended March 31, 1999, from approximately $527,000 for the three months ended March 31, 1998. As a percentage of net revenues, general and administrative expenses decreased to approximately 26% for the three months ended March 31, 1999, from approximately 29% for the three months ended March 31, 1998. This increase in general and administrative expenses in absolute dollars is primarily attributable to the cost associated with administrative services provided by Kushner-Locke pursuant to the administrative services agreement, and the hiring of a new chief executive officer in February 1999.

   Charge for Compensation related to stock options. During the period ended March 31, 1999, we granted options to officers, employees and directors under the 1998 Stock Incentive Plan and the 1999 Non-Employee Directors' Stock Option Plan. In connection with these grants, approximately $876,000 of compensation expense was recorded in the three month period ended March 31, 1999. No options were granted in the corresponding three month period ended March 31, 1998. We expect to incur a change of approximately $1.2 million for the remainder of 1999, $735,000 for 2000, $315,000 for 2001, $75,000 for 2002 and $1,000 for
2003 in connection with these options.

   Interest Expense. Interest expense increased to $2.8 million for the three months ended March 31, 1999 from $24,000 for the three months ended March 31, 1998. Included in interest expense for the three months ended in March 31, 1999 is approximately $2.6 million relating to the beneficial conversion feature on the convertible subordinated note. The interest expense for the three months ended March 31, 1999 also includes interest on outstanding short term and long term debt, the convertible subordinated note issued to Kushner-Locke and advances and other inter-company charges from Kushner-Locke.

   Amortization of debt issue costs. In connection with the convertible subordinated note issued to Kushner-Locke, we granted to Kushner-Locke warrants to purchase 453,391 shares of our common stock. Relating to these warrants we will incur a non-cash charge of $2.5 million which is being amortized over the expected term of the convertible subordinated note. In the three months ended March 31, 1999, we incurred amortization of $1.3 million which has been recorded as debt issue costs. Also, the $5,500,000 convertible subordinated note includes an origination fee in the amount of $550,000 payable to Kushner-Locke. In the three months ended March 31, 1999, $330,000 of this origination fee was amortized. We expect to incur additional charges of $1.5 million relating to the warrants and origination fee in the three months ended June 30, 1999.

 Comparison of the Year Ended December 31, 1998 to the Year Ended December 31, 1997

   Net Revenues. Our net revenues increased to approximately $9.2 million for the year ended December 31, 1998 from approximately $3.0 million for the year ended December 31, 1997. The increase is primarily attributable to increased advertising, including the initiation of Internet-based advertising, and improvement in the sales productivity of our operations center.

   Gross Profit. Gross profit increased to approximately $5.5 million, or 273%, for the year ended December 31, 1998 from approximately $1.5 million for the year ended December 31, 1997. Gross profit as a percentage of net revenues increased to approximately 60% for the year ended December 31, 1998, from approximately 49% in the year ended December 31, 1997. The increase is primarily attributable to the introduction of Internet-based transactions and volume discounts on data acquisition due to a higher number of transactions. Cost of services increased to approximately $3.8 million for the year ended December 31, 1998, or 151%, from approximately $1.5 million for the year ended December 31, 1997. As a percentage of net revenues, cost of services decreased to approximately 40% for the year ended December 31, 1998, from approximately 51% for the year ended December 31, 1997.

   Advertising and Marketing Expenses. Our advertising and marketing expenses increased to approximately $7.0 million for the year ended December 31, 1998 from $655,000 for the year ended December 31, 1997. As a percentage of net revenues, advertising and marketing expenses increased to approximately 76% for the year ended December 31, 1998, from approximately 22% for the year ended December 31, 1997. This increase is primarily attributable to initiating Internet-based advertising and increased television promotional fee advertisements.

   General and Administrative Expenses. Our general and administrative expenses increased to approximately $3.9 million for year ended December 31, 1998 from approximately $1.2 million for the year ended December 31, 1997. As a percentage of net revenues, general and administrative expenses increased to approximately 42% for the year ended December 31, 1998, from approximately 39% for the year ended December 31, 1997. This increase is primarily attributable to professional and advisor fees associated with planned financings in 1998, increased administrative services charges from Kushner-Locke and an increase in bad debt expenses. Bad debt expense for the year ended December 31, 1998 increased over the prior year due primarily to the increase in uncollectible 900-number billings to clients. In addition, general and administrative expenses in 1998 include a non-recurring charge of $296,000 relating to compensation expenses to a stockholder. See "Certain Relationships and Related Transactions."

   Charge relating to issuance of warrants to majority stockholder. In September 1998, in consideration of Kushner-Locke's prior advances to us, provision of administrative services to us and guarantees made by Kushner-Locke on our behalf, we issued Kushner-Locke warrants to purchase 453,391 shares of our common stock at an aggregate exercise price of $5.00. Accordingly, we recorded a charge of approximately $1.2 million in 1998, representing the fair market value of the warrants at the date of grant.

   Interest Expense. Interest expense results primarily under our credit facilities and other borrowing. Our interest expense increased to $197,000 for the year ended December 31, 1998, or 79%, from $110,000 for the year ended December 31, 1997. The increase is primarily attributable to the increased bank borrowings under a line of credit from Comerica Bank and from interest on the advances received from Kushner-Locke. We expect interest expense to increase in the first half of 1999 as a result of increased borrowing from Kushner-Locke under the convertible subordinated note. The entire amount outstanding under the convertible subordinated note will be automatically converted into our common stock on the closing of this offering. See "Certain Relationships and Related Transactions" for a description of the convertible subordinated note to Kushner-Locke.

   Income Taxes. As of December 31, 1998 we had approximately $3.5 million of federal and $3.5 million of state net operating loss carryforwards to offset future taxable income. Our net operating loss carryforwards expire beginning in 2017 for federal and 2002 for state. Our ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.


 Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

   Net Revenues. Our net revenues decreased to approximately $3.0 million for the year ended December 31, 1997, or 48%, from approximately $5.7 million for the year ended December 31, 1996. The decrease is primarily attributable to a decline in the number of customer telephone calls to our operations and support center, which was primarily a result of a substantial reduction in advertising expenditures. The effects of the declining call volume were offset, in part, by an improved sales productivity which can be attributed to the introduction in 1997 of a 900 number telephone billing option for customer payments.

   Gross Profit. Gross profit decreased to approximately $1.5 million, or 37%, for the year ended December 31, 1997, from approximately $2.3 million for the year ended December 31. 1996. Gross profit as a percentage of net revenues increased to approximately 49% for the year ended December 31, 1997, from approximately 41% for the year ended December 31, 1996. This increase is primarily attributable to a decrease in cost of services as a result of staffing and operations reductions. Cost of services decreased to approximately $1.5 million for the year ended December 31, 1997, or 55%, from approximately $3.4 million for the year ended December 31, 1996. As a percentage of net revenues, cost of services decreased to approximately 51% for the year
December 31, 1997, as compared to approximately 59% for the year ended December 31, 1996.

   Advertising and Marketing Expenses. Advertising and marketing expenses decreased to $655,000 for the year ended December 31, 1997, or 74%, from approximately $2.6 million for the year ended December 31, 1996. As a percentage of net revenues, advertising and marketing expenses decreased to approximately 22% for the year ended. December 31, 1997, from approximately 45% for the year ended December 31, 1996. This decrease is primarily attributable to our inability to fund additional advertising during the year ended December 31, 1997.

   General and Administrative Expenses. General and administrative expenses increased to approximately $1.2 million for the year ended December 31, 1997, or 16%, from approximately $1.0 million for the year ended December 31, 1996. As a percentage of net revenues, general and administrative expenses increased to approximately 39% for the year ended December 31, 1997, from approximately 18% for the year ended December 31, 1996. This percentage increase is primarily attributable to an increase in bad debt expense associated with the introduction of 900 number call revenues as well as fixed costs in relation to the reduced revenue base.

   Interest Expense. Interest expense increased to $110,000 for the year ended December 31, 1997, or 72%, from $64,000 for the year ended December 31, 1996. This increase is primarily attributable to the increasing average balance of unpaid borrowings and to the addition of several capitalized equipment leases.

   Subchapter S Election. Through November 1997, we had elected to be treated as a Subchapter S company for income tax purposes. This provides for the pass-through, to the individual taxable income of our stockholders, of all taxable income and losses for federal income tax purposes and substantially all taxable income and losses for state income tax purposes. For fiscal years 1996 and 1997, we recognized minimum federal and state income tax expense. Effective November 1997, our Subchapter S election was terminated. We will be subject to income taxes for periods subsequent to the termination. As of December 31, 1997, we had approximately $90,000 in net operating loss carryforwards.

Selected Quarterly Results Of Operations

   The following table sets forth certain unaudited statements of operations data for the seven quarters ended March 31, 1999, in dollars and as a percentage of net revenues. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information when read in conjunction with our annual audited financial statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                Quarter Ended
                              ------------------------------------------------------------------------------------
                              September 30, December 31, March 31,  June 30,  September 30, December 31, March 31,
                                  1997          1997       1998       1998        1998          1998       1999
                              ------------- ------------ ---------  --------  ------------- ------------ ---------
                                                                (in thousands)
Net revenues................      $ 737        $ 823      $1,804     $2,436      $ 2,704      $ 2,301     $ 3,296
Cost of services............        315          441         643        976        1,112        1,038       1,227
                                  -----        -----      ------     ------      -------      -------     -------
Gross profit................        422          382       1,161      1,460        1,592        1,263       2,069
                                  -----        -----      ------     ------      -------      -------     -------
Operating expenses:
 Advertising and marketing..        220          250         670      1,851        2,429        2,057       2,553
 General and
  administrative............        334          327         527        501        1,434        1,420         846
 Charge for warrants issued
  to majority stockholder...         --           --          --         --        1,190           --          --
 Charge for compensation
  related to stock options..         --           --          --         --           --           --         876
                                  -----        -----      ------     ------      -------      -------     -------
Total operating expenses....        554          577       1,197      2,352        5,053        3,477       4,275
                                  -----        -----      ------     ------      -------      -------     -------
Loss from operations........       (132)        (195)        (36)      (892)      (3,461)      (2,214)     (2,206)
Interest expense, ..........        (22)         (37)        (24)       (46)         (62)         (65)     (2,786)
Amortization of debt issue
 costs......................         --           --          --         --           --           --      (1,603)
Other (expense) income,
 net........................          8            7           6          3            1            3          --
                                  -----        -----      ------     ------      -------      -------     -------
Loss before income taxes....       (146)        (225)        (54)      (935)      (3,522)      (2,276)     (6,595)
Provision for income taxes..         --            2          --         --           --            1           1
                                  -----        -----      ------     ------      -------      -------     -------
Net loss....................      $(146)       $(227)     $  (54)    $ (935)     $(3,522)     $(2,277)    $(6,596)
                                  =====        =====      ======     ======      =======      =======     =======
                                                          Percentage of Net Revenues
                              ------------------------------------------------------------------------------------
                              September 30, December 31, March 31,  June 30,  September 30, December 31, March 31,
                                  1997          1997       1998       1998        1998          1998       1999
                              ------------- ------------ ---------  --------  ------------- ------------ ---------
Net revenues................        100 %        100 %       100 %      100 %        100 %        100 %       100 %
Cost of services............         43           54          36         40           41           45          37
                                  -----        -----      ------     ------      -------      -------     -------
Gross profit................         57           46          64         60           59           55          63
                                  -----        -----      ------     ------      -------      -------     -------
Operating expenses:
 Advertising and marketing..         30           30          37         76           90           89          77
 General and
  administrative............         45           40          29         20           53           62          26
 Charge for warrants issued
  to majority stockholder...         --           --          --         --           44           --          --
 Charge for compensation
  related to stock options..         --           --          --         --           --           --          27
                                  -----        -----      ------     ------      -------      -------     -------
Total operating expenses....         75           70          66         96          187          151         130
                                  -----        -----      ------     ------      -------      -------     -------
Loss from operations........        (18)         (24)         (2)       (36)        (128)         (96)        (67)
Interest expense, ..........         (3)          (4)         (1)        (2)          (2)          (3)        (84)
Amortization of debt issue
 costs......................         --           --          --         --           --           --         (49)
Other (expense) income,
 net........................          1            1          --         --           --           --          --
                                  -----        -----      ------     ------      -------      -------     -------
Loss before income taxes....        (20)         (27)         (3)       (38)        (130)         (99)       (200)
Provision for income taxes..         --           (1)         --         --           --           --          --
                                  -----        -----      ------     ------      -------      -------     -------
Net loss....................        (20)%        (28)%        (3)%      (38)%       (130)%        (99)%      (200)%
                                  =====        =====      ======     ======      =======      =======     =======

   In the quarter ended March 1998, net revenues increased approximately $1.0 million from the preceding quarter primarily due to the introduction of our Internet-based services. In the quarter ended June 1998, our advertising and marketing expenses increased by approximately $1.2 million from the preceding quarter primarily due to the introduction of Internet-based advertising. In the quarter ended December 1998, net revenues decreased primarily due to customer confusion relating to a temporary change in our television advertising strategy. In the quarter ended December 1998, we reduced our advertising and marketing expenses due to our capital constraints.

   We expect that interest expense and debt issue costs for the three month period ending June 30, 1999 will be lower than the quarter ended March 31, 1999, primarily due to lower amortization amounts relating to warrants and the beneficial conversion feature on the convertible subordinated note. Thereafter, we expect that interest expense for the following six months will decrease following the repayment and/or conversion of existing debt with the proceeds of this offering.

   Our quarterly revenues and operating results have fluctuated in the past, and may significantly fluctuate in the future due to a variety of factors, many of which are outside of our control. These factors include:

  . service interruption, delays and costs relating to expansion of our networking infrastructure and facilities, for example, we have experienced system interruptions in the past as well as slower response times during periods of high calling volume;

  . fluctuations in the cost of television, radio, print and Internet-based advertising, for example, television advertising prices are generally higher during the last quarter of calendar year due to the seasonal trends in programming and consumer viewing patterns;

  . the inability to maintain or develop relationships with, or continue advertising on, various key Internet companies and popular Web sites, for example, due to capital constraints, we decreased our advertising on popular Web sites during the quarter ended December 1998;

  .  delays and costs associated with unsuccessful service introductions;

  . increased turnover of our personnel due to a relocation of our facilities or for other reasons;

  .  loss of one or more of our database providers; and

  . anticipating and responding to the introduction of new or enhanced services by our competitors, or more generally to increase demand for our services, for example, we reduced the price of our Internet-based services in December 1998 to further increase demand for these services.


   Our business depends largely on our ability to attract new clients through television and Internet-based advertising as well as other marketing efforts. A substantial portion of our operating expenses are based on advertising commitments on television programming and Internet directories and Web sites. Many of our advertising arrangements are non-cancelable fixed term contracts. As a result, a substantial portion of our expenses in any given period is fixed and based in part on expectations of future revenue and advertising and sales productivity. We may be unable to generate enough revenues following this advertising to offset the related cost. We may also be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall.

   From time to time, demand for our services following television or Internet-based advertising has exceeded our infrastructure and operational capacity and we were slow or unable to respond to client demand for our services. When these events occurred, we may have lost clients and our reputation may have been damaged.

Liquidity And Capital Resources

   Cash and cash equivalents increased to $99,000 at December 31, 1998 as compared to zero at December 31, 1997. This increase is primarily attributable to increased borrowings under our bank line of credit and advances from Kushner-Locke in excess of amounts used in operating and investing activities. For the three month period ended March 31, 1999, cash and cash equivalents decreased to $16,000 from $99,000 at December 31, 1998. The decrease in cash and cash equivalents is primarily attributable to expenditures on operations and repayment of debt to third parties exceeding our net cash flows from additional borrowings from Kushner-Locke.

   Cash used by operations increased to approximately $1.4 million for the year ended December 31, 1998 as compared to $321,000 for the year ended December 31, 1997. This increase is primarily attributable to the increase in our net loss during 1998 partly offset by deferring payments in accounts payable. Cash used in operations increased to $1.9 million for the three month period ended March 31, 1999 as compared to $437,000 for the three month period ended March 31, 1998. This increase is primarily attributable to increased expenditures on Internet-based advertising and increased general and administrative expenses relating to the administrative services agreement and hiring of executive personnel.

   Cash used in investing activities increased to $168,000 for the year ended December 31, 1998 as compared to $32,000 for the year ended December 31, 1997. This increase is primarily attributable to increased purchases of computer hardware and software and other equipment. Cash used in investing activities increased to $59,000 for the three month period ended March 31, 1999 as compared to $45,000 for the three month period ended March 31, 1998 primarily due to additional purchases of computer hardware and software.

   Cash provided by financing activities increased to approximately $1.6 million for the year ended December 31, 1998 as compared to $353,000 for the year ended December 31, 1997. We received additional advances from Kushner-Locke of approximately $1.8 million during the year ended December 31, 1998, including approximately $1.2 million which in January 1999 was refinanced in connection with the issuance of convertible subordinated note to Kushner-Locke. In addition, we received bank financing in the form of lines of credit. Net borrowings under lines of credit were approximately $338,000 in 1998. These amounts were partially offset by principal payments of approximately $238,000 made by us on notes payable, repayment of bank overdraft of $101,000 and principal payments on capital leases. Cash provided by financing activities increased to $1,826,000 for the three month period ended March 31, 1999 as compared to $488,000 for the three month period ended March 31, 1998. This increase in cash flows from financing activities was primarily attributable to additional advances from Kushner-Locke of $2.3 million under the convertible subordinated note. These advances were partially offset by scheduled repayments on third-party notes payable and capital leases, and full payment on the bank line of credit.

   We require substantial working capital to fund our operations and expect to use a significant portion of the net proceeds of this offering to fund our operating losses and capital expenditures.

   Since inception we have experienced negative cash flow from operations and expect to continue to experience significant negative cash flow from operations in the foreseeable future. We currently believe that our existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet our presently anticipated cash requirements through at least the next 12 months. After the next 12 months, we may be required to obtain additional funds through equity or debt financing. No assurance is given that we will not be required to raise additional financing prior to that time. Furthermore, there is no assurance that additional financing will be available when needed or that, if available, the financing will be on favorable terms. If the financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business and results of operations.

   In June 1998, US SEARCH became a guarantor of Kushner-Locke's $60 million credit facility with The Chase Manhattan Bank. In connection with this credit facility, we granted Chase a security interest in all of our assets. This credit facility was amended in May 1999 to release us from obligations under this credit facility and to release our assets from the security interest held by Chase. This release is effective upon the registration statement relating to this offering being declared effective by the Securities and Exchange Commission.

Year 2000 Issue

   We depend on the delivery of information over the Internet, a medium which is susceptible to the Year 2000 Issue. The "Year 2000 Issue" is typically the result of limitations software written using two digits rather than four to define the applicable year. If software with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000.

 Risks

   The Year 2000 Issue could result in a system failure or miscalculations causing significant disruption of our operations, including, among other things, interruptions in Internet traffic, accessibility of our Web site, delivery of our service, transaction processing or searching and other features of our services. It is possible that this disruption will continue for an extended period of time. We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties, including governmental agencies. The disruption of third-party systems or our systems interacting with these third-party systems could prevent us from receiving orders or delivering search results in a timely manner. In addition, we rely on the integration of many systems in aggregating search data from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent us from delivering our products and services. Failure of our systems or third-party systems providing information used in our services could materially adversely affect our business and results of operations. We have received information confirming the Year 2000 compliance from present data suppliers. We are expecting to obtain Year 2000 compliance information from other third party vendors by June 30, 1999.

 Readiness for Year 2000

   We are conducting an evaluation of our internal systems. Our objective is to ensure uninterrupted transition into the Year 2000. The scope of the Year 2000 objective includes: (1) information technology ("IT") such as software and hardware, (2) non-IT systems such as components contained in various safety systems, facilities and utilities, and (3) readiness of key third parties, including suppliers and customers. We are seeking written confirmation of the Year 2000 status of our third party software. We are also utilizing internal resources to test internally developed software for Year 2000 compliance. We may be required to modify or replace significant portions of our software so that our systems will function properly with respect to dates in the year 2000 and thereafter. If we are unable to make the required modifications or conversions in a timely and cost-effective manner or if there is a malfunction in our systems, potential systems interruptions or delays in services may have a material adverse effect on our business, financial condition and results of operations. Further, if we fail to successfully resolve these issues, some or all of our operations may shut-down, which would have a material adverse effect on our business, financial condition and results of operations.

 Third Party Readiness

   We have a process in place to assess the Year 2000 readiness of our business critical vendors and customers, and are involved in working with these vendors and customers on Year 2000 compliance issues. Disruptions with respect to computer systems of vendors or customers, whose systems are outside our control, could impair our ability to provide support to our customers, and could have a material adverse effect on our financial condition and results of operations.

 Costs

   We estimate that the total cost of implementing and maintaining our Year 2000 compliance program will not exceed $250,000 and most of these expenses will be incurred during 1999. This estimate includes implementation of redundant hardware, software and communications systems. We will monitor this estimate and revisions will be made as information becomes available. Our costs incurred to date with respect to Year 2000 compliance have not been significant.

 Contingency Plans

   We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems with our internal and Web-based systems. We expect to complete this plan by September 30, 1999. Within the plans, we are addressing various problems, including disruptions to our Web-servers, significant interruption of data flow between us and third party data providers, and failures associated with internal systems. The contingency plans emphasize the identification and accessibility of additional data sources for our services.

   We are currently evaluating (1) the use of multiple Web-hosting sites to assure availability of our services, (2) additional data sources, (3) manual procedures for order processing and delivery of search results (4) standby equipment and accelerated availability of replacement parts, and (5) increased staffing levels for resolution of information technology issues and to manually process orders. Failure to implement any of these plans, if and when necessary, may have a material adverse effect on our business and results of operations.

New Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the costs of computer software developed or obtained for internal use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. This statement is effective for fiscal periods commencing after December 15, 1998. We do not believe that the implementation of this statement will have a material impact on our financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not believe that the implementation of this statement will have any material impact on our financial statements since we do not presently engage in derivative or hedging activities.

Quantitative and qualitative disclosures about market risk

   We considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, Other Financial Instruments and Derivative Commodity Instrument." We had no holdings of derivative financial instruments at March 31, 1999 and our total liabilities as of March 31, 1999 consist primarily of notes payable and accounts payable which have fixed interest rates and were not subject to any significant market risk.

                                    BUSINESS

Overview

   US SEARCH provides clients with a single, comprehensive access point to a broad range of public record information about individuals. Our services can be accessed from anywhere and at any time through our Web site, 1800USSEARCH.com, or by calling our toll free telephone number, 1-800 U.S. SEARCH. Using our services, clients can obtain addresses, aliases, phone numbers, property ownership, court records and judgments, corporate affiliations, date of birth and date of death information. We recently began offering some of our services to corporate and professional clients. In the fourth quarter of 1999, we intend to introduce and offer pre-employment background screening to corporations, professional organizations and government agencies. In the first quarter of 1999, we had approximately 4.6 million unique visitors to our Web site and received over 220,000 telephone inquiries. The number of unique visitors is determined by counting the number of people that access our Web site to learn more about our services, and excluding multiple visits by the same person within a five minute period.

   Using our services is quick, easy and inexpensive. All of our searches are highly automated and performed by electronically accessing multiple, geographically-dispersed public record databases. We aggregate the requested information and deliver the search results in a user-friendly format. A growing number of searches can be conducted directly by clients via our Web site. For example, our Internet-based "Instant Searches" are processed online, in a completely automated fashion, and the results are often delivered in as little as a few seconds or minutes. For more complex searches, we also provide additional services, including assisted searches, both online and through our toll free telephone number. Search results can be delivered through our Web site, by e-mail, telephone, facsimile or mail. We continually evaluate our database and other information sources to ensure that we make available the most timely, accurate and comprehensive public record information to our clients.

Industry Background

 The Fragmented Nature of Public Record Information

   A considerable amount of public record information exists with respect to every individual. This information includes names and addresses, aliases, nationwide court records, property ownership and bankruptcies. However, the sources of this information are often fragmented, geographically dispersed and poorly indexed. In addition, the reliability of this information and the data provided by multiple sources may not be consistent. In this environment, individuals, businesses and government agencies who wish to access public record information are faced with the time-consuming, costly and difficult task of gathering data from numerous locations and sources. Even after gathering the data, consumers may not be able to adequately verify the information and organize it into a useful format.

   While services and technologies have developed to enable remote access to public record information, there generally has been no single, comprehensive access point for the multitude of public record information available on individuals. Other sources, including credit reporting services and other database services, make available only limited types of information for specific purposes, such as verifying individual credit records. These services are typically expensive, charging a fee or requiring a subscription prior to use. More comprehensive search and background check services are available through private investigation firms, but they are typically too detailed and expensive to permit general use by the public.

 Highly Mobile Society

   In addition, our society is highly mobile and constantly changing: people are moving, getting married or divorced, changing jobs, changing names, acquiring and disposing of assets and interacting with different private and public entities for personal, professional and commercial reasons. These population and market dynamics often make it very difficult to maintain contact with friends, relatives and others and to verify individual background and reference information for important business, personal or other purposes. According to research published by the U.S. Department of Commerce's Census Bureau, between March 1996 and March 1997, about 42 million Americans, 16% of the population, moved. In addition, according to research published by the Bureau of National Affairs, the average monthly employee turnover rate for 1998 was approximately 1.1% of the U.S. work force. Moreover, according to the U.S. Bureau of Labor Statistics, in February 1998, the average worker in the U.S. had been with their current employer for only 3.6 years. According to the U.S. Bureau of Labor Statistics, approximately 26 million individuals re-entered the United States work force in 1998.

 Growth of the Internet and Electronic Commerce

   The growth of the Internet has fueled electronic commerce. A report generated by International Data Corporation, a third-party market research firm, estimates that the number of Internet users worldwide will grow from an estimated 97 million at the end of 1998 to an estimated 320 million in 2002. Several factors have fueled the growth of the Internet and its increased use by businesses and consumers as a vehicle for commerce, including:

  . the large and growing number of personal computers in the workplace and home;

  .  the continued improvements in network infrastructure and capacity;

  . the easy, low-cost access to the Internet and new navigation capabilities;

  . the proliferation of online content and the development of specialized online services; and

  . the growing acceptance and awareness of the Internet among consumer and business users.

   The growth of the Internet as a global medium for communication and information exchange has driven demand for content and services which can be accessed and delivered online. In particular, the Internet provides the ability to efficiently and rapidly search, access and manipulate information from a wide variety of sources regardless of their location. Through electronic commerce, these information services can be accessed and delivered online quickly, easily and inexpensively.

   Growing acceptance of electronic commerce has enabled businesses to offer their products and services to a global audience and develop one-to-one relationships with consumers without having to make significant investments in traditional infrastructure such as retail outlets, distribution channels and sales personnel. Technological advances that enable secure online transactions have also facilitated an increase in electronic commerce. In addition, consumers can access a broader selection of goods, efficiently compare goods and make informed purchasing decisions. Consumers also benefit from the increased convenience of purchasing goods and services from anywhere at anytime using their personal computers.

   As a result, the volume of business transacted on the Internet is increasing substantially. IDC estimates that the total value of goods and services purchased over the Internet worldwide will grow from approximately $32 billion in 1998 to approximately $426 billion per year by the end of 2002. IDC also estimates that business to consumer commerce on the Internet will increase from approximately $11 billion in 1998 to approximately $94 billion in 2002. Business to business commerce on the Internet is expected to grow from approximately $21 billion in 1998 to approximately $332 billion in 2002.

   The fragmented nature of public record data sources, the highly mobile nature of our society and the growth of the Internet and electronic commerce has created a significant opportunity for companies who are capable of offering this content on the Internet. Using the Internet, public record information can be gathered and delivered without the need for time consuming and expensive searches by the client. Without these services, individuals would typically be required to locate and visit multiple government offices or sites and become acquainted with varying methods of categorization, access and retrieval.

Benefits of US SEARCH Services

   US SEARCH provides clients with quick, easy and inexpensive access to a broad range of public record information about individuals. Our services can be accessed from anywhere, at any time through our Web site, 1800USSEARCH.com, or by calling our toll free telephone number, 1-800 U.S. SEARCH. We perform searches quickly by electronically accessing multiple, geographically-dispersed public record databases, aggregating the requested information, and then delivering the search results in a user-friendly format, often within seconds or minutes. Search results can be delivered on our Web site, by e-mail, telephone, facsimile or mail. All of our searches are highly automated. A growing number of searches can be conducted by our clients online via our Web site. We also provide our clients with additional services, such as assisted searches, both online or through our toll free telephone number. We continually evaluate our database and other information sources to ensure that we make available timely, accurate and comprehensive public record information to our clients. Key benefits of our services include:


   Single Access Point to Broad Range of Public Record Information Services. We provide clients with a single, comprehensive access point to a broad range of public record information about individuals. Through our Web site and toll free telephone number, clients can obtain addresses, aliases, phone numbers, property ownership, court records and judgments, corporate affiliations, date of birth and date of death information. We also offer a number of our services, such as individual locator and individual profile report services, to corporate and professional clients. We intend to expand our corporate and professional service offerings by introducing pre-employment background screening in the fourth quarter of 1999.

   Expanding Range of Online Search Services. Our online searches provide clients with convenient, effective and inexpensive access to public record information about individuals. Online searches access public record databases electronically and can be performed quickly and effectively by the client on our Web site. In the case of our Internet-based "Instant Searches," which include individual locator, first name only and national death record searches, the search request is processed online, in a completely automated fashion, and the results are often delivered in as little as a few seconds or minutes. Our online searches currently consist of "Instant Searches," individual locator, individual profile report, anti-fraud identification verification, nationwide court records and adoption and reunion searches. We intend to increase the number of online searches, including the number of "Instant Searches," available to our clients.

   Growing Access to Public Record Information Sources. We electronically access and aggregate data from multiple, geographically-dispersed public record databases and other information sources. These data sources provide us with access to a wide variety of information about individuals such as aliases, bankruptcies, past and current addresses and telephone numbers, property ownership and court judgments. We continually evaluate our information sources to ensure that we have access to the most timely, accurate and comprehensive public record information. We plan to gain access to additional online databases in order to expand the number of online searches offered to our clients.

   Additional Services. We provide additional services through our search specialists for more complex and in-depth public record search requests. We are often able to fulfill a client's search request based on only very minimal client input information, such as a first and last name or a date of birth. We provide both pre-and post-sales support via e-mail, live online chat rooms and telephone-based client services and search consultations, 24 hours a day, seven days a week. Our search specialists are trained to perform searches, help clients define search criteria, refine the search process to produce useful results for clients, and assist clients in understanding the search results.

US SEARCH Strategy

   Our objective is to be the leading provider of public record information and search services for individual, corporate and professional clients. To accomplish these objectives, we plan to:

   Strengthen the US SEARCH Brand. We began marketing our services under our 1-800 U.S. SEARCH brand. In the first quarter of 1999, we had approximately 4.6 million unique visitors to our Web site and received over 220,000 telephone inquiries. We intend to strengthen our brand position through increased advertising, emphasis on our 1800USSEARCH.com Web site and promotion of additional public record information and search services under the US SEARCH brand. We also intend to combine increasing Internet-based advertising and Internet marketing alliances with strategically placed television advertising to attract a greater number of users to our Web site.

   Leverage Efficiencies of the Internet. We are committed to offering a greater number of Internet-based "Instant Searches" and expanding the type and nature of information that can be accessed through our Web site. To do this, we intend to increase the use and accessibility of our Web site and enhance our technology infrastructure to accommodate electronic access to additional public record information sources, increase the speed and automation of search and delivery processes, and improve our user interface, navigation and transaction processing.

   Expand Range of Service Offerings. We regularly evaluate potential service offerings and will promote new services to our clients. To do this, we plan to gain access to additional third party content and database information and enter into marketing alliances with major Web sites to offer integrated search services to clients. We intend to monitor the market acceptance of new service offerings and combine complementary services to encourage multiple searches by the same client.

   Develop Corporate and Professional Service Offerings. Our public record information and search services for corporate and professional clients currently include individual locator and individual profile report search services. We intend to further develop and expand these service offerings by introducing new services such as pre-employment background screening and by providing customized Web pages that allow rapid processing of high volume search requests by corporate and professional clients. We plan to offer these services primarily to corporate and professional organizations, such as nationwide retailers, insurance companies, health care providers and lodging and transportation companies. In addition, we are establishing a corporate sales force and a team of research specialists to increase the marketing of our services to prospective professional and corporate clients and to address the specific needs of each corporate and professional client.

US SEARCH Services

   US SEARCH provides individual, corporate and professional clients with quick, easy and inexpensive access to a broad range of public record information about individuals. A client can request a search from anywhere, at any time through our Web site, 1800USSEARCH.com, or by calling our toll free telephone number, 1-800 U.S. SEARCH. We perform the search quickly by electronically accessing multiple, geographically-dispersed public record databases, aggregating the requested information, and then delivering the search results in a user-friendly format, often within seconds or minutes. We are often able to fulfill a client's search requests based on only very minimal client input information, such as a first and last name or a date of birth. Our services are available 24 hours a day, seven days a week.

   We provide clients with a single, comprehensive access point to a broad range of public record information about individuals. The fees for our services range from $10.00 to $139.95 per transaction based on the nature and amount of information gathered and whether or not the search is assisted by one of our search specialists. We believe that by providing a broad range of services at multiple price points, we promote increased use of our services and offer a better value than alternative sources. We intend to expand our service offerings to include pre-employment background screening and other services for corporate and professional clients and government agencies.

   All of our searches are highly automated. A growing number of our searches, such as our "Instant Searches," can be conducted by clients online via our Web site 1800USSEARCH.com. For complex and in-depth search requests, our search specialists conduct search consultations, during which they perform searches, define search criteria, suggest further complementary searches, refine the search process to produce the most useful results for the client, and assist clients in understanding the search results. Assisted searches are available to clients directly by calling 1-800 U.S. SEARCH, after online searches or during customer service consultations.

   The table below illustrates our current service offerings. Prices for our services vary based on the nature and amount of information gathered and whether or not the search is assisted by a search specialist.

          Name of Search Service            Typical Selling Prices    Type of Search Results
 ---------------------------------------- -------------------------- ------------------------
 "Instant Searches"...................... $10 for first search       First or last name,
                                                                     addresses, telephone
                                                                     number, date of birth,
  -people locator search                  $5 for additional searches date of death and
                                                                     the city, state and zip
  -first name only search                                            code where the
                                                                     death benefits were
  -national death records search                                     issued

 Individual Locator...................... $39.95-$69.95              Address and/or telephone
                                                                     number of the person

 Individual Profile Report............... $69.95-$139.95             First and last name,
                                                                     aliases, current and
                                                                     previous addresses,
                                                                     phone numbers, vehicle
                                                                     ownership, bankruptcies,
                                                                     property ownership,
                                                                     nationwide court
                                                                     records, and corporate
                                                                     affiliations

 Anti-Fraud Identification Verification.. $50.00-$79.95              Addresses associated
                                                                     with the social security
                                                                     number, telephone
                                                                     number, date of birth,
                                                                     any known aliases, and
                                                                     name variations of the
                                                                     social security number,
                                                                     and the state and year
                                                                     the social security
                                                                     number was issued

 Nationwide Court Records Search......... $24.95                     Pending and past
                                                                     lawsuits, civil
                                                                     judgments, foreclosures,
                                                                     property and tax liens,
                                                                     and unlawful detainers

 Adoption Reunion........................ $25.00-$125.00             Adoption and reunion
                                                                     manual and registry and
                                                                     search specialists to
                                                                     assist in reuniting
                                                                     clients with biological
                                                                     family members and
                                                                     friends

   Instant Searches. In December 1998, we began offering Internet-based "Instant Searches," which include general individual locator, first name only and national death record searches. To conduct an "Instant Search," the client enters available information into appropriate fields on our Web site. Searches are performed automatically and results are delivered via the Web site, often in a matter of seconds or minutes. If a client's Instant Search is unsuccessful or he desires additional information, the client can then request additional more comprehensive search services which may include using a search specialist to assist in completing the search request. Clients requesting more comprehensive search services receive a credit for "Instant Searches" purchased online. Clients can apply this credit toward the purchase of assisted searches to complete their search request.

   Individual Locator. This service is targeted at individual, corporate and professional clients interested in locating missing individuals such as long-lost friends, family, former employees, or business contacts. Corporate and professional organizations may also wish to locate a large number of members in connection with class reunions, corporate gatherings or fundraising efforts. We can search various databases and public records to find the person, with as little as a person's name, date of birth or last known address.

   Individual Profile Reports. Individual or corporate clients can order a public record search to verify information about a person and determine whether there is any material information about a person's history that has not been disclosed. This service provides a simple individual profile report at an affordable, cost-effective price. Using this service, a client will receive information about a person's previous addresses, lawsuits, judgments, UCC filings, property ownership and corporate affiliations. We believe that the individual profile report can provide valuable decision support to corporate and professional clients.

   Anti-Fraud Identification Verification. This service allows clients to search for evidence of anyone using their social security number or assuming their identity for fraudulent purposes. One of the major causes of credit card fraud is the unlawful use of a person's social security number to gain credit. The person whose identity was used typically suffers the expense of time and money trying to remove the information from his or her credit reports. Our service allows for early detection of this activity, avoiding time consuming and costly resolution. The client is provided with addresses associated with their social security number for the past 7-10 years, the telephone number, date of birth, known aliases, and name variations of the social security number, and the state and year the social security number was issued.

   Nationwide Court Records Search. This service allows clients to search court records across all 50 states to determine if an individual has filed any lawsuits, had lawsuits filed against them, obtained a civil judgment, had a civil judgment filed against them, had property or tax liens against them, had any foreclosures, or had any unlawful detainers filed against them.

   Adoption Reunion. This service allows clients to find their biological family members. In July 1998, we began to emphasize and develop this service to address the needs of clients who have been separated by adoption and would like to find biological family members.

 Services Under Development

   Additional "Instant Searches." We intend to begin offering several additional Internet-based "Instant Searches" on our Web site. For example, we plan to offer "Instant" lawsuit searches, legal judgment searches, UCC filings searches, real property searches, and unclaimed property searches. As with our current "Instant Searches," clients would be able to directly access these services online and receive results in a completely automated fashion via our Web site, often in as little as seconds or minutes.

   Pre-Employment Background Screening. In the fourth quarter of 1999, we intend to begin offering pre-employment background screening services to corporate and professional clients. This service will allow corporate and professional clients to conduct automated public record information searches in connection with hiring and other employment decisions. These services will incorporate our personal profile reports and a wide variety of criminal records databases. We believe these services will provide valuable support to the employment processes of corporate and professional clients. We expect to design customized templates with appropriate fields on separate Web pages with secure access for our corporate and professional clients.

Using US SEARCH Services

   Using our services is quick, easy and inexpensive. Clients can access our services through our user-friendly Web site, 1800USSEARCH.com, as well as our toll free telephone number, 1-800 U.S. SEARCH. Our services are available 24 hours a day, seven days a week.

   1800USSEARCH.Com Web Site. Clients can access our Web site directly or can click through via our advertising on the people search services of one of the following Internet search engines and popular Web sites: AOL.com, Netcenter.com, Excite.com, InfoSpace.com, Lycos.com, Snap.com, Infoseek.com, WhoWhere.com, Tripod.com, Angelfire.com and MailCity.com. From our Web site, a client can choose from one of our completely automated "Instant Searches" or from several different types of assisted searches, including (1) individual locator; (2) individual profile reports; (3) anti-fraud identification verification or (4) adoption reunion. Once a search is selected, a client will be prompted to fill in specific information, such as the full name, birth date, social security number or last known address of the individual about whom the information is requested. In some cases, a search can be performed with as little as a person's first name. Prior to processing the search request, the client must complete an order form and provide us with the client's credit card information.

   In the case of our Internet-based "Instant Searches," the search request is processed online, and the results are delivered in often as little as a few seconds or minutes. In the case of our partially-automated searches, the request is forwarded to one of our search specialists for fulfillment. Based on the information provided, our search specialists search, aggregate, cross-reference and verify data from multiple, dispersed public record information sources in order to find the most useful results for the client. Our computer system then assembles the results into a pre-formatted, user-friendly template. After review, the completed report is delivered to the client by email, facsimile or mail. It is our long-term strategy to offer an increasing number of automated search services and expand the type and nature of information that may be accessed online through our Web site.

   US SEARCH Telephone Services. Through our toll free telephone number, 1-800 U.S. SEARCH, we provide additional search services for more complex and in-depth search requests. Our operations and support center has trained search specialists and customer service agents available 24 hours a day, seven days a week. Our search specialists are available for search consultations, during which they can perform searches, help clients define search criteria, refine the search process to produce the most useful results for clients, and assist clients in understanding the search results. If a client's online search via our Web site is unsuccessful or he desires additional information, the client can then call in to request additional, more comprehensive search services which may include using a search specialist to assist in completing the search request. In addition, we provide both pre-and post-sales support. We train our search specialists and customer service representatives to offer solutions that best address the clients' search requests and public record information needs. We believe that access to our toll free telephone number increases the ease and convenience of our services and allows for a greater range of available services, delivery methods, and payment options.

   Public Record Information Database Sources. We have direct and indirect electronic access to a broad range of public record databases and other information sources such as CSRA/Ameridex, Metromail, Database Technologies, Experian (formerly TRW Information Services) and TransUnion. These suppliers, directly and indirectly, provide us with quick access to a wide variety of information such as aliases, vehicle ownership, bankruptcies, property ownership, past and current addresses, address profiles, current and previous telephone numbers, judgments, deed transfer information, corporate affiliation information, UCC filings, voter registration records, pilot license, and aircraft and water vessel ownership. We intend to expand access to additional databases, such as criminal record databases, in order to implement our upcoming corporate and professional service offerings. We maintain open accounts with our data providers and pay fixed fees per inquiry. While we currently obtain over 50% of the information used in our services from CSRA/Ameridex and Database Technologies, we do not believe that we are dependent on any single third party source for any particular information, because we believe multiple alternative sources of information are available to us if our current sources become unavailable or unreliable for any reason.

   We continually evaluate our information database sources both to ensure that we have access to the most timely, cost-effective, accurate and comprehensive data, and to expand the number of automated searches offered to our clients. If we determine that a particular information database source is inadequate or it otherwise becomes unavailable, we believe we can switch to an alternative data source with some increase in cost and without significant delay. From time to time we expect to evaluate potential acquisitions or investments in in-house proprietary information databases to complement our access to third party data providers.

Marketing and Brand Awareness

   We market our services through a combination of Internet and television advertising featuring our US SEARCH brand. We intend to strengthen our US SEARCH brand through increased advertising, emphasis on our 1800USSEARCH.com Web site and promotion of additional public record information and search services under the US SEARCH brand. We also intend to combine an increasing level of key Internet advertising with strategically placed television advertising to attract a great number of users to our Web site.

   Internet Advertising. We believe that marketing alliances and advertising agreements with Internet search engines and popular Web sites have increased our brand recognition and attracted clients. Marketing alliances involve longer term agreements under which we offer co-branded services or the other party has agreed to exclusivity with respect to advertising of our services.

   We generate visitors to our Web site from our various forms of Internet advertising, such as banners, buttons, text links, and online white pages. We currently advertise on Internet search engines and popular Web sites such as AOL.com, Netcenter.com, Excite.com, InfoSpace.com, The Lycos Network, Snap.com and The Go Network/Infoseek and have placed our advertising on major Web sites such as WhoWhere.com, Tripod.com, Angelfire.com and MailCity.com. We believe that these search engines and Web sites reach a growing base of Internet users who perform a free people search on the Internet but desire better results or more information. We plan to increase the type and amount of Internet advertising to enhance our brand recognition and attract clients. In addition, we intend to develop relationships with other companies, based on traffic patterns, customer profiles, and related services in order to increase our advertising presence on the Internet.

   The following is a summary of some of the key features of our Internet marketing alliances and other marketing agreements:

  . InfoSpace.com. InfoSpace has agreed to integrate our content into its Web site and offer our service as a co-branded service distributed on its network. During the four-year term beginning 1998, InfoSpace will not run advertising on its Web site from any of our competitors, and we will not include the name of any competitor of InfoSpace in our advertising. The Infospace.com agreement provides us with a minimum guarantee of 72 million impressions per month within the Infospace network and affiliated Web sites.

  . The Lycos Network (Lycos.com, WhoWhere.com, Tripod.com, Angelfire.com, MailCity.com). Lycos has agreed to advertise our content on all of its affiliated sites in the form of buttons, text links, banners, and keywords. Our agreement is for a term of one year starting in March of 1999, with a renewal for an additional year. Our agreement provides that Lycos will not run advertising from any of our competitors on any of the sites that Lycos owns. The Lycos agreement provides us with a minimum guarantee of 500 million impressions for the first year.

  . Go Network/InfoSeek.com. Go Network/Infoseek.com has agreed to advertise our content on its People & Business Finder section in the form of an ad banner which is linked to key words and topic-based matches. This one-year agreement, ending in September of 1999, provides us with approximately 14 million impressions per year, primarily tied to our name appearing in the static page.

  . Snap.com. Under our one-year advertising arrangement with Snap.com, starting in March of 1999, Snap.com has agreed to advertise our content on its White Page section in the form of a static "Midas" button and not to sell a permanent "Midas" button to any of our competitors. Snap.com uses the term "Midas" button to refer to buttons that allow direct access to a third party's site.

   Television Advertising. We use television advertising to promote our services. Our principal form of television advertising includes 10-second promotional fee spots on national television programs that prominently feature our toll free telephone number, 1-800 U.S. SEARCH, and Web site address, 1800USSEARCH.com. We intend to continue using television advertising to increase brand awareness and loyalty and attract Internet users to our Web site. We will pursue multiple marketing and advertising channels, combining strategically placed fee spots on popular television shows with longer format commercials and other television advertising. We believe that our television advertising has enabled us to increase the reach of our US SEARCH brand and services.

   We are currently the network closed captioning sponsor for CNBC and regularly appear on other cable networks including MSNBC, CNN and CNN Headline News. As a closed captioning sponsor, we receive a 10-second spot during regular television programing which identifies us as a sponsor. Closed captioning sponsorship is generally less expensive than other forms of television advertising. We are also a fee spot sponsor of the two highest rated syndicated television programs, Jeopardy and Wheel of Fortune. Fee spots are 10-second commercials which are offered by the producers of television shows as opposed to the television network broadcasting company or affiliate and are generally less expensive than advertising arrangements made directly with the television network or affiliate. We advertise weekly on Leeza, The Ricki Lake Show, Hollywood Squares, Judge Judy, The Dating Game, Newlywed Game and Judge Joe Brown. We intend to expand our fee spot advertising as opportunities arise. By monitoring telephone call volumes on the days that the spots aired, we estimate the effectiveness of each advertising buy. We intend to reach a wider audience and to attract more clients through the use of longer length commercials (15, 30 and 60 seconds) and longer format commercials which provide marketing flexibility not available with the 10-second fee spots.

   Marketing to Corporate and Professional Clients. We are establishing a corporate sales force and a team of research specialists to promote and increase the marketing of our services to prospective professional and corporate clients and to address the specific needs of each corporate and professional client. We may also offer corporate accounts with volume discounts to promote and market our services. In addition, we intend to work closely with corporate and professional clients to better understand their information and search needs, and we plan to leverage our existing database information to create search services tailored to those needs. For example, in the fourth quarter of 1999, we intend to begin offering pre-employment background screening services to corporate and professional clients, allowing these clients to conduct automated public record information searches in connection with hiring and other employment decisions. In addition, we expect to design customized Web pages with specific search criteria tailored to the needs of each corporate and professional client. The customized Web page would conveniently and securely provide online delivery of search results that could then be more easily integrated with the client's own existing database or other technology infrastructure.


Technology and Infrastructure

   Our Internet connectivity is provided by Worldsite, via a dedicated frame relay connection. We currently have one Web server, housed at Worldsite. We plan to move our Web server and Internet connectivity to Exodus in second quarter of 1999. We will have 3 Web servers at Exodus after the move. Worldsite and Exodus are third parties that provide clients with off-site hosting of their Web servers.

   We plan to continue to upgrade and expand our server and networking structure in an effort to improve accessibility, reliability, and the response time of our Web site and increasing the efficiency and security of our services. For example, we intend to increase the number of servers supporting our Web site, and rapidly deploy high quality software and features into our system to increasingly automate our search processes and improve communication and response time. We also intend to continue to invest in our telephone systems to allow for greater flexibility in managing inbound call flows and gathering relevant trend information.

   By investing in our technology and telecommunications infrastructures, we believe we can improve client accessibility to our services and are able to more effectively collect user information and respond to search requests. Any failure to effectively integrate planned networking structure and tools into our operations and any system or vendor failure that causes an interruption in our service or decreases responsiveness of our Web site could result in less traffic on our Web site and, if sustained or repeated, could impair our reputation, brand and overall demand for our services.

Competition

   The individual reference service industry is highly competitive and highly fragmented. Currently, our primary competitors in the area of individual locator searches include major Internet search engines, telephone companies and other third parties who publish free printed or electronic directories, private investigation firms and a variety of other companies. Our primary competitors for individual profile report search services include these companies, as well as LEXIS-NEXIS, a division of Reed Elsevier Inc., The Dun & Bradstreet Corporation, Reuters Limited, Avert, Inc., ChoicePoint, Inc., KnowX.com, a division of Information America, The Kroll-O'Gara Company, Pinkerton and the Proudfoot Reports Division of ASI Solutions, Inc. Many of these companies have greater financial and marketing resources than we do and may have significant competitive advantages through other lines of business, their existing client base and other business relationships. We also compete with online services and other Web site operators, as well as traditional media such as television, radio and print for a share of advertisers' total advertising space or programs. We do not presently consider major Internet search directories or Web sites as competitors. In fact, we view them as lead generators through their search directories and other services, and we presently benefit from strategic advertising arrangements with several of the major Internet search engines and Web sites. However, there is no guarantee that these Web sites, many of which have financial and other resources greater than ours will not acquire businesses that compete with ours or introduce new products and services in direct competition with us. More generally, our competitors or potential competitors may develop services that are superior to ours, are less expensive than ours or achieve greater market acceptance than ours.

Government Regulation

   In connection with services we may provide in the future, particularly pre-employment background checks, we may be considered a "consumer reporting agency" as such term is used in the Fair Credit Reporting Act, or the "FCRA," and, therefore, may be required to comply with the various consumer credit disclosure requirements of the FCRA. Noncompliance with the FCRA can result in enforcement by the Federal Trade Commission and state attorney generals where they have similar authority. We currently have no internal controls which ensure compliance with the FCRA. Willful or negligent noncompliance could result in civil liability to the subjects of reports. Also, the Americans with Disabilities Act of 1990, or the "ADA," contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination against individuals with disabilities in the hiring process. Although our business is not directly regulated by the ADA, the use by our clients of information sold to them is regulated, both as to the type of information and the timing of its use. Similarly, there are a number of states which have laws similar to the FCRA, and some states which have laws more restrictive than the ADA. Further, many state laws limit the type of information which can be made available to the public. In addition, some state laws may require us to be licensed in order to conduct pre-employment background checks. Clients in these states can access our Web site, which may subject us to the laws of those states. We may be subject to the laws of states in which we have no contacts other than residents of the state ordering services through our Web site and our delivery of reports to persons within the state. If we are determined to have violated any of these federal or state laws, we could be subject to substantial civil and/or criminal liability, which would have a material adverse effect on our business and results of operations.

   Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports (which we do not provide). However, we use the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. For example, we search the "header" information contained in various consumer credit reporting agencies' databases to find, among other items, current and previous addresses, social security numbers used by an individual, or possible other names (such as maiden names, married names, etc.). "Header" information consists only of the name, social security number, date of birth, and current and previous addresses on a consumer credit report. We also search these databases to determine if a customer's social security number is being used by another person. Attempts have been made and can be expected to continue to be made by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. If federal and/or state laws are amended or enacted in the future relating to access and use of personal information, in particular, and privacy and civil rights, in general, there could be a material adverse effect on our business and results of operations.

Licensing Requirements

   A number of states require consumer reporting agencies or business which provide investigative services to obtain a license to conduct business within those states. We may be deemed subject to this licensing requirement because of our individual profile report search services. As clients in those states access our Web site, which may become subject to the laws of those states. We may be subject to the laws of those states as a result of citizens of those states purchasing our services through our Web site. We intend to apply for the necessary licenses in each state where we conduct a substantial part of our business. However, we may not be able to obtain the necessary licenses to do business in those states. In addition, failure to comply with the privacy laws of those states could subject us to civil litigation and liability to the subjects of the search reports issued to our clients. Any violation of these laws or failure to obtain required licenses could have a material adverse effect on our business and results of operations.

Risk of Civil Liability

   We could be held liable to clients and/or to the subjects of individual search reports prepared by us for inaccurate information or misuse of the information. We have internal practices designed to help ensure that information contained in our services meet industry standards for accuracy. We have retained counsel to ensure that, as we develop new services which may be subject to the FCRA, we are in compliance with the FCRA and similar state laws. However, we do not currently maintain liability insurance to cover claims by clients or the subjects of reports. Based on our research, losses from these claims are either uninsurable or the insurance that is available is so limited in coverage that it is not economically practicable. We intend to continue our efforts to obtain insurance coverage for these types of claims, but adequate insurance coverage may not be available on terms acceptable to us. Claims of violations of the FCRA or similar state laws may be made against us in the future or the claims, if made, may not be successfully defended. Uninsured losses from these claims could materially adversely impact our business and results of operations.

Trademarks

   We are the owner of registered trademarks for "1-800 U.S. SEARCH" and "Reuniting America Two People at a Time" and have applied for registered trademark status for "US SEARCH," "The Public Record Portal," and our logo and service marks. We have also registered several domain names, including 1800USSEARCH.com and ussearchcorp.com.

Limited Protection of Proprietary Information and Procedures

   Our ability to compete effectively depends on our ability to protect our proprietary information, including our proprietary methodologies, research, tools, software code and other information. We rely primarily on a combination of copyright, trademark, service mark and trade secret laws and confidentiality procedures to protect our intellectual property rights. We request that our consultants and employees sign confidentiality agreements and generally limit access to and distribution of our research, methodologies and software codes. Steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation. In addition, the laws of some countries do not protect or enforce proprietary rights to the same extent as the laws of the United States. The unauthorized use of our intellectual property could have a material adverse effect on our business, and results of operations. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. Third parties may, however, assert infringement claims against us in the future, and these claims may result in lengthy and costly litigation, regardless of the merits of the claims.

Employees

   As of March 31, 1999, we had 100 full-time and 18 part-time employees. We believe that our relations with our employees are good. None of our employees are represented by a union.

Properties

   Our headquarters are located in approximately 9,000 square feet of office space in Beverly Hills, California. The lease terminates on February 14, 2001, and we have an option to extend the lease for an additional three years. An unrelated third party has subleased approximately 3,000 square feet through February 14, 2001. We are currently considering acquiring more space or possibly relocating to a larger facility that would better address our needs.

Legal Proceedings

   We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The executive officers, directors and key employees of US SEARCH and their ages as of March 31, 1999, are as follows:

       Name                 Age                    Position
       ----                 ---                    --------
C. Nicholas Keating, Jr....  57 President, Chief Executive Officer and Director
William G. Langley.........  49 Vice President--Chief Financial Officer
Robert J. Richards.........  45 Vice President--Operations
Meg Shea-Chiles............  44 Vice President--Business Development
Alan S. Mazursky...........  40 Vice President--Finance
Nicholas Matzorkis.........  36 Founder
Peter Locke(2).............  55 Co-Chairman and Director
Donald Kushner(1)..........  54 Co-Chairman and Director
Nicholas Rockefeller(2)....  42 Director
Russell I. Pillar(2).......  33 Director
Harry B. Chandler(1).......  45 Director
Alan C. Mendelson(1).......  51 Director

----------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee

   C. Nicholas Keating, Jr. has served as our President, Chief Executive Officer and as one of our directors since February 1999. From August 1993 to February 1999, Mr. Keating served as an independent business advisor to a number of companies principally in the networking, software, semiconductor and imaging industries. From May 1987 to August 1993, Mr. Keating was Vice President of Network Equipment Technologies, Inc., a wide-area networking company. Mr. Keating currently serves on the board of directors of MCMS, Inc., a leading advanced electronics manufacturer serving original equipment manufacturers, and LIC Energy, a European software simulation systems company serving the energy industry. Mr. Keating holds a B.A. and a M.A. from American University and is a former Fulbright Scholar.

   William G. Langley has served as our Chief Financial Officer since March 1999. From September 1992 to March 1999, Mr. Langley served as Chief Financial Officer of FEI Company, a company that designs, manufactures and markets charged particle beam products, and was promoted in October 1994 to the additional positions of Chief Operating Officer, President and director. Mr. Langley was Vice President of Acquisitions/Finance for Ticonderoga Partners from April 1990 to September 1992 as well as a Vice President of Capital Preservation and Restructuring for Shearson Lehman Hutton from March 1988 to April 1990. From June 1984 to June 1988, Mr. Langley served as Vice President-- Asset Finance at Kidder, Peabody & Company. He is a member of the Oregon state bar and a certified public accountant. Mr. Langley holds an LL.M. from New York University School of Law, a J.D. from Northwestern School of Law at Lewis & Clark College and a B.A. from Albertson College.

   Robert J. Richards has served as our Vice President, Operations since April 1999. From November 1996 to April 1999, Mr. Richards served as Vice President, Operations at E-Net Corporation, overseeing aspects of research and development, technical support, technical writing and MIS activities. From October 1995 to September 1996, Mr. Richards served as Vice President, Operations at GEMM Corporation and directed all operations activities including sales, marketing, administration research and development. Mr. Richards joined QuickResponse Services, Inc. in February 1988 serving in various roles, and served as its Vice President, Research and Development from July 1994 to October 1995. From June 1983 to February 1988, Mr. Richards served as Director, Systems Technology and then as Vice President, Operations at the Pacific Stock Exchange. Mr. Richards holds a B.A. from Moravian College.

   Meg Shea-Chiles has served as our Vice President, Business Development since May 1999. From January 1998 to April 1999, Ms. Shea-Chiles served as a Global Alliance Executive at IBM, where she also served as Director of Reengineering and Information Technology from March 1996 to December 1998, and Program Director of Business Development from May 1995 to March 1996. From December 1994 to May 1995, Ms. Shea-Chiles served as Vice President, Product Design for NBS Imaging Systems, Inc., a systems integrator and producer of identification and verification cards. From March 1989 to December 1994, Ms. Shea-Chiles served in various roles at Network Equipment Technologies, Inc., a manufacturer of enterprise network equipment, and became its Senior Director of Strategic Partnership Programs in October 1991. Ms. Shea-Chiles holds a B.S., magna cum laude, from Boston College and a M.S. from Southern Methodist University.

   Alan S. Mazursky has served as our Vice President, Finance since February 1999. Effective February 1998, Kushner-Locke retained Alan Mazursky to provide consulting services to Kushner-Locke. From May 1998 through July 1998, Kushner-Locke provided Mr. Mazursky's services to us as a financial consultant. From August 1998 through May 1999, Mr. Mazursky's services to us were provided as part of his duties as an employee of Kushner-Locke under the Administrative Services Agreement. From July 1996 to July 1998, Mr. Mazursky served as an independent financial consultant. From June 1988 to June 1996, Mr. Mazursky was Chief Financial Officer of Hard Rock Cafe America, the owner, operator and franchisor of Hard Rock Cafe restaurants in the western United States and international territories. From September 1984 to June 1988, Mr. Mazursky was Corporate Controller of The Federated Group, a 68-store retail consumer electronics chain, and from September 1980 to August 1984, he was an audit supervisor for Ernst & Young LLP. Mr. Mazursky is a certified public accountant and holds a B.S. from the University of California Los Angeles.

   Nicholas Matzorkis, a co-founder, serves as our Senior Strategist. From our inception in November 1994 to September 1998, Mr. Matzorkis served as our President and one of our directors. From October 1991 to March 1994, Mr. Matzorkis was founder and President of U.S. Bell Long Distance, an aggregator and reseller of telecommunications services. In addition, from April 1995 to December 1996, Mr. Matzorkis consulted with companies in the entertainment industry on Web site development and has served as a promoter of a variety of music and entertainment ventures. Mr. Matzorkis attended Kent State University. In 1990, Mr. Matzorkis plead guilty to a fourth degree felony as a result of providing false identification information in connection with the purchase of an automobile, was given a suspended sentence and ordered to serve 200 hours of community service. In 1997, Mr. Matzorkis was arrested for having failed to complete his community service. Mr. Matzorkis subsequently completed this community service. Mr. Matzorkis no longer serves as an officer or director of US SEARCH and placed all of his shares in an irrevocable trust for the benefit of his family, other than himself, and does not have discretionary authority over the administration or control of the trust or the disposition of the shares held in the trust.

   Peter Locke has served as Co-Chairman and one of our directors since November 1997. From September 1998 to February 1999, Mr. Locke served as our President. Mr. Locke co-founded Kushner-Locke, a feature film and television production and distribution company, with Donald Kushner in 1983 and currently serves as its Co-Chairman and Co-Chief Executive Officer. Kushner-Locke currently owns a controlling interest in US SEARCH and is one of the selling stockholders. Mr. Locke has served as executive producer on substantially all of Kushner-Locke's programming since its inception and has produced over 1,000 hours of film and television programming. Prior to 1983, Mr. Locke produced several prime-time television programs and independent feature films. Mr. Locke holds a B.A. from Syracuse University.

   Donald Kushner has served as Co-Chairman and one of our directors since November 1997. Mr. Kushner co-founded Kushner-Locke with Peter Locke in 1983 and currently serves as its Co-Chairman, Co-Chief Executive Officer and Secretary. Mr. Kushner has served as executive producer on substantially all of Kushner-Locke's programming since its inception. Mr. Kushner was the producer of Tron, a 1982 Walt Disney theatrical film which was nominated for two Academy Awards. Mr. Kushner holds a B.A. from Syracuse University and a J.D. from Boston University, and is a member of the Massachusetts state bar.

   Nicholas Rockefeller has served as one of our directors since February 1999. Mr. Rockefeller is an attorney with the law firm of Troop Meisinger Steuber Pasich Reddick & Tobey, LLP, and has been with the firm since June 1997, prior to which he was engaged in the private practice of law for ten years. Mr. Rockefeller also serves as a Managing Partner of the Rockvest Development Group and its affiliate, the Rockefeller International Fund, which supervises investments in publicly traded securities and private enterprises and maintains an active venture capital portfolio. Mr. Rockefeller is also Chairman of Rockefeller Asia, a financial services company, and is a Managing Director of Trenwith Holdings, a merchant bank. Mr. Rockefeller is a member of the California and Washington, D.C. bars, and holds a J.D. from Yale Law School. Mr. Rockefeller is the trustee of the trust established pursuant to a stockholders' agreement between Mr. Matzorkis and Kushner-Locke and is serving as the director designated by the trust pursuant to the stockholders' agreement. See "Certain Relationships and Related Transactions--Other Agreements".

   Russell I. Pillar has served as one of our directors since January 1999. Mr. Pillar has served as President and Chief Executive Officer of Virgin Entertainment Group, Inc., the North American operation of Richard Branson's Virgin Group of companies, since November 1998. Since October 1991, he also has served as Managing Partner of Critical Mass, a technology incubator/venture capital firm. He joined the Board of Directors of Prodigy Communications Corporation in October 1996 as part of the investor group that purchased the company from IBM and Sears, and led Prodigy Internet's turnaround as its President and Chief Executive Officer from September 1997 to August 1998. From December 1993 to October 1996, he led the turnaround of Precision Systems, Inc., a publicly traded international telecommunications software provider, serving as its President, Chief Executive Officer and as one of its directors. Mr. Pillar also serves on the board of directors of Prodigy Communications Corporation and Telescan, Inc., as well as a number of private information technology companies. Mr. Pillar holds an A.B., Phi Beta Kappa, cum laude, from Brown University.

   Harry B. Chandler has served as one of our directors since April 1999. Mr. Chandler has served as the Executive Vice President of Goto.com, a Pasadena company since March 1999. From April 1994 until March 1999, Mr. Chandler served as Director of New Business Development at the Los Angeles Times, where he was responsible for investments, acquisitions and operations of much of its Internet activities. From 1991 to 1994, Mr. Chandler served as founder and President of Dream City Films. Mr. Chandler holds a B.A. from Stanford University and attended UCLA Graduate School of Film/TV and Anderson School of Business.

   Alan C. Mendelson has served as one of our directors since February 1999. Mr. Mendelson is a senior partner of Cooley Godward llp and has been with the firm since 1973, where he currently heads the companies and the life sciences groups and is a member of its Management Committee. He served as Managing Partner of the firm's Palo Alto office from May 1990 to March 1995 and from November 1996 to September 1997. Mr. Mendelson served as Secretary and Acting General Counsel of Amgen, Inc., from April 1990 to April 1991 and as Acting General Counsel of Cadence Design Systems, Inc. from November 1995 to June 1996. Mr. Mendelson serves as the Secretary of a number of public companies and is a member of the board of directors of CoCensys, Inc. and Isis Pharmaceuticals, Inc. Mr. Mendelson holds a J.D., cum laude, from Harvard University Law School and an A.B., Phi Beta Kappa, from the University of California, Berkeley.

Board Composition

   Upon the closing of the offering, there will be seven directors. In accordance with the terms of our certificate of incorporation, the terms of the office of the board of directors will be divided into three classes, with each class holding office for staggered three year terms: Class I directors' terms will expire at the annual meeting of stockholders to be held in 1999, Class II directors' terms will expire at the annual meeting of stockholders to be held in 2000, and Class III directors' terms will expire at the annual meeting of stockholders to be held in 2001. The Class I directors are Messrs. Chandler and Rockefeller, the Class II directors are Messrs. Kushner and Pillar and the Class III directors are Messrs. Locke, Keating and Mendelson. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of US SEARCH. Directors may be removed by the affirmative vote of the holders of a majority of the common stock.

Board Committees

   Audit Committee. The audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Since April 1999, the audit committee has consisted of Messrs. Kushner, Chandler and Mendelson.

   Compensation Committee. The compensation committee is responsible for determining compensation for our directors, officers, employees and consultants and administering the 1998 Stock Incentive Plan. Since March 1999, the compensation committee has consisted of Messrs. Pillar, Locke and Rockefeller.

Compensation Committee Interlocks and Insider Participation

   The members of our compensation committee are Messrs. Pillar, Locke and Rockefeller. Two of the members of our compensation committee, Messrs. Pillar and Rockefeller, are not currently and have never been, since the formation of US SEARCH an officer or employee of US SEARCH. The third member of our compensation committee, Mr. Locke, served as our President from September 1998 to February 1999. Prior to the formation of the compensation committee, all decisions regarding compensation for directors, officers, employees and consultants and administration of the 1998 Stock Incentive Plan were made solely by the board of directors.

Director Compensation

   Directors who are also executive officers of US SEARCH do not receive any additional compensation for serving as members of the board of directors or any committee thereof. Non-employee directors are expected to receive a cash stipend payable quarterly for serving on the board of directors and any committees thereof, as well as an initial option to purchase 35,364 shares of common stock and an annual option to purchase 9,067 shares of common stock under our 1999 Non-Employee Directors' Stock Option Plan. See "1999 Non-Employee Directors' Stock Option Plan."

Executive Compensation

   The following table sets forth information for the year ended December 31, 1998, regarding the compensation of the two individuals who served as our Chief Executive Officer. There were no other executive officers of US SEARCH whose salary and bonus for that year were in excess of $100,000 on an annualized basis (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                          Annual
                                       Compensation   Long-Term
                                      -------------- Compensation  All Other
Name and Principal Position            Salary  Bonus    Awards    Compensation
---------------------------           -------- ----- ------------ ------------
Nicholas Matzorkis(1) ............... $127,460    --           --   $340,400(3)
 Founder and Former President
Peter Locke(2).......................       --    --           --     97,000(4)
 Director and Former President

----------

(1) Mr. Matzorkis, a co-founder of US SEARCH, was the President and a director from our inception in November 1994 through September 1998. Mr. Matzorkis is no longer an officer or director of

   US SEARCH. Mr. Matzorkis entered into a three year employment agreement with US SEARCH as of November 1997, as amended and restated as of September 1998, which provides for an annual base compensation of $150,000, plus a $25,000 per year increase, until completion of this offering, at which time the base compensation will be increased to $175,000, with the same annual increases. See "--Employment Agreements."

(2) Mr. Locke, a director of US SEARCH, was the President from September 1998 through February 1999. Compensation for his services as President was paid as part of the amounts billed to US SEARCH pursuant to the Administrative Services Agreement between US SEARCH and Kushner-Locke dated July 1998. See "Certain Relationships and Related Transactions--Other Agreements."

(3) Includes (a) the assumption by the Company of Mr. Matzorkis' obligations under a $296,000 note in connection with the September 1998 negotiation of the three year employment agreement and reimbursement to Mr. Matzorkis of $7,200 in interest payments he previously made under this note, (b) $10,000 paid to Mr. Matzorkis for the rights to music used in the Company's advertisements, and (c) $27,200 for reimbursement of legal expenses and automobile allowance.

(4) This amount represents the portion attributable to Peter Locke's services under the administrative services agreement.

Option Grants In Last Fiscal Year

   There were no stock option grants to the Named Executive Officers during the fiscal year ended December 31, 1998.

Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Option
Values

   There were no option exercises by the Named Executive Officers during the fiscal year ended December 31, 1998. There were no options held by the Named Executive Officers at December 31, 1998.

Employment Agreements

   C. Nicholas Keating, Jr. entered into an employment agreement with US SEARCH effective February 1999 for the position of President and Chief Executive Officer. The term of the employment agreement is one year and US SEARCH has the option to extend the agreement for an additional two year term. The employment agreement provides for annual base compensation of $250,000, in addition to stock options to purchase 569,459 shares of common stock at an exercise price equal to $3.10 per share, which options will vest one-third upon date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant. The options also vest immediately in the event Mr. Keating is terminated without cause or in the event of a change in control of US SEARCH in connection with a sale of substantially all of our assets or a merger. Mr. Keating's employment agreement also provides for an annual performance bonus based on goals and objectives agreed upon by him and the Board, a monthly housing allowance and a severance package in the event he is terminated without cause. This severance package consists of twelve months base salary if terminated without cause during the first two years, or if during the third year, base salary for the remainder of the third year.

   William G. Langley entered into an at-will employment agreement with US SEARCH effective March 1999 for the position of Vice President, Chief Financial Officer. Mr. Langley may terminate his employment with US SEARCH at any time and for any reason, and US SEARCH can terminate his employment at any time and for any reasons, with or without cause or notice. The employment agreement provides for annual base compensation of $170,000, in addition to stock options to purchase 175,915 shares of common stock at an exercise price equal to $5.69 per share, which options will vest one-fourth on each of the four anniversaries of the date of grant. Mr. Langley's employment agreement also provides for an annual performance bonus based on goals and objectives agreed upon by him and the CEO, and a severance package in the event he is terminated without cause. The severance package consists of six months base salary if Mr. Langley is terminated without cause during the first twelve months, or if terminated after the first twelve months, twelve months base salary and a pro-rata share of any bonus due.

   Robert J. Richards entered into an at-will employment agreement with US SEARCH effective April 1999 for the position of Vice President, Operations. Mr. Richards may terminate his employment with US SEARCH at any time and for any reason, and US SEARCH can terminate his employment at any time and for any reasons, with or without cause or notice. The employment agreement provides for annual base compensation of $160,000, in addition to stock options to purchase 175,915 shares of common stock at an exercise price equal to $4.45 per share, which options will vest one-fourth on each of the four anniversaries of the date of grant. Mr. Richards' employment agreement also provides for an annual performance bonus based on goals and objectives agreed upon by him and the CEO, and a severance package in the event he is terminated without cause. The severance package consists of six months base salary if Mr. Richards is terminated without cause during the first twelve months, or if terminated after the first twelve months, twelve months base salary and a pro-rata share of any bonus due.

   Meg Shea-Chiles entered into an at-will employment agreement with US SEARCH effective May 1999 for the position of Vice President, Business Development. Ms. Shea-Chiles may terminate her employment with US SEARCH at any time and for any reason, and US SEARCH can terminate her employment at any time and for any reason, with or without cause or notice. The employment agreement provides for base compensation of $150,000, in addition to stock options to purchase 175,915 shares of common stock at an exercise price equal to $4.45 per share, which options will vest one-fourth on each of the four anniversaries of the date of grant. Ms. Shea-Chiles's employment agreement also provides for an annual performance bonus based on goals and objectives agreed upon by her and the CEO, and a severance package in the event she is terminated without cause. The severance package consists of six months base salary if Ms. Shea-Chiles is terminated without cause during the first twelve months, or if terminated after the first twelve months, twelve months base salary and a pro-rata share of any bonus due.

   Nicholas Matzorkis entered into an employment agreement with US SEARCH in November 1997, as amended and restated effective September 1998. The term of the employment agreement is three years, commencing in September 1998, provided that US SEARCH may terminate his employment at any time for cause. The employment agreement provides for base compensation of $150,000 per year for the first year, with annual increases of $25,000, until completion of this offering, at which time the base compensation for the first year will be increased to $175,000, with the same annual increases. Mr. Matzorkis' title is "Founder," his duties include the position of Senior Strategist, and he is no longer an executive officer. In addition, we will pay the premiums on a $1.0 million life insurance policy on the life of Mr. Matzorkis, for the benefit of Mr. Matzorkis' designated beneficiaries.

Stock Plans

 1998 Stock Incentive Plan.

   On July 23, 1998, the board adopted, and the stockholders of US SEARCH subsequently approved, the 1998 Stock Incentive Plan. On February 26, 1999, the board adopted, and the stockholders of US SEARCH subsequently approved, an amendment and restatement of the 1998 Stock Incentive Plan. A total of 2,600,650 shares of common stock have been reserved for issuance under the 1998 Stock Incentive Plan. The 1998 Incentive Plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) of US SEARCH or any affiliate, and nonstatutory stock options, stock appreciation rights, restricted stock awards and stock bonuses ("Performance Share Awards") to employees (including officers and employee directors), directors and independent contractors of, and consultants to, US SEARCH or a subsidiary. The 1998 Stock Incentive Plan is administered by the board or a committee appointed by the board (references herein to the board shall include any such committee). It is intended that the 1998 Stock Incentive Plan will be administered by the Compensation Committee. The board has the authority to determine to whom and the dates on which awards are to be granted, what types of awards are to be granted, and the terms of each award including the exercise price, number of shares subject to the award, and the exercisability thereof.

   The term of options granted under the 1998 Stock Incentive Plan may not exceed ten years. The exercise price of options granted under the 1998 Stock Incentive Plan is determined by the board but, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the common stock on the date of grant. Options granted under the 1998 Stock Incentive Plan vest at the rate specified in the option agreement. Incentive stock options granted prior to this offering may allow for the payment by US SEARCH of a tax offset bonus in order to offset the impact on the option holder of additional taxes owed as a result of a disqualifying disposition of common stock of US SEARCH issued upon the exercise of the options.

   An optionee whose relationship with US SEARCH or any of its subsidiaries ceases for any reason (other than by retirement, death or permanent and total disability) may exercise vested options during the three-month period following this cessation, unless the options terminate or expire sooner by its terms. Vested options may be exercised for up to twelve months after an optionee's relationship with US SEARCH, or an affiliate, ceases due to retirement or disability and for up to eighteen months after the relationship ceases due to death (unless the options terminate or expire sooner by their terms). Vested incentive stock options may be exercised only during the three-month period following an employee's retirement from US SEARCH or its subsidiaries.

   No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than ten percent (10%) of the total combined voting power of US SEARCH or any affiliate of US SEARCH, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five (5) years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the 1998 Stock Incentive Plan and all other stock plans of US SEARCH and its affiliates) may not exceed $100,000. Any options, or portions thereof, which exceed this limit are treated as nonstatutory options.

   No award granted under the plan may be transferred by the optionee other than by will or the laws of descent or distribution except that shares underlying the awards may be transferred if all applicable restrictions have lapsed. During the lifetime of the holder of any award, the award may be exercised only by the holder or the holder's personal representative in the event of the holder's disability or incompetence.

   Shares of common stock subject to awards that have lapsed or terminated, without having been exercised in full, may again become available for grant pursuant to awards under the 1998 Stock Incentive Plan.

   Stock Appreciation Rights granted under the Plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of the common stock over the exercise price of the related option or other awards. Restricted stock may be sold to participants at various prices and made subject to the restrictions as may be determined by the Compensation Committee. Purchasers of restricted stock will have voting rights and will receive dividends prior to the time when the restrictions lapse.

   Upon a Change in Control of US SEARCH, all outstanding options under the 1998 Stock Incentive Plan shall be assumed by the surviving entity or the surviving entity shall substitute similar options for the outstanding options. If the surviving entity determines not to assume the outstanding options or substitute similar options therefor, then with respect to persons whose service with US SEARCH or an affiliate has not terminated prior to the Change in Control, the vesting of the options shall accelerate and the options shall terminate if not exercised prior to the Change in Control. "Change in Control" means a sale of all or substantially all of the assets of US SEARCH, a merger or consolidation in which US SEARCH is not the surviving corporation or a reverse merger in which US SEARCH is the surviving corporation but the shares of our common stock outstanding immediately before the merger are converted by virtue of the merger into other property.

   As of March 31, 1999, no shares had been issued upon the exercise of options granted under the 1998 Stock Incentive Plan and options to purchase 1,283,094 shares were outstanding with 1,317,556 shares reserved for future grants or purchases under the 1998 Stock Incentive Plan. The 1998 Stock Incentive Plan will terminate on June 1, 2008 unless terminated sooner by the board.

   1999 Non-Employee Directors' Stock Option Plan

   On February 26, 1999, the board adopted, and the stockholders of US SEARCH subsequently approved, the 1999 Non-Employee Directors' Stock Option Plan. A total of 317,373 shares of common stock have been reserved for issuance under the 1999 Non-Employee Directors' Stock Option Plan. Under the 1999 Non-Employee Directors' Stock Option Plan, each non-employee director was automatically granted an option to purchase 39 shares of our common stock at an exercise price of $4.45 per share on February 26, 1999, and each new non-employee director who is subsequently elected or appointed for the first time will automatically be granted an option to purchase 35,364 shares of common stock of US SEARCH ("Initial Grants").

   On the day prior to each annual meeting of our stockholders, commencing with the annual meeting in 2000, each non-employee director will be granted an option to purchase 9,067 shares of common stock of US SEARCH; provided, however, that if the person has not been serving as a non-employee director for the entire period since the preceding annual meeting of our stockholders, then the number of shares of common stock subject to the option shall be reduced pro-rata for each full quarter prior to the date of grant during which the person did not serve as a non-employee director ("Annual Grants").

   Options granted under the 1999 Non-Employee Directors' Stock Option Plan are granted at 100% of the fair market value of the common stock of US SEARCH on the date of grant. Options granted under the 1999 Non-Employee Directors' Stock Option Plan have a ten-year term and vest as follows: Initial Grants vest as to 1/3rd of the shares on each anniversary of the date of grant; Annual Grants vest as to 1/12th of the shares each month for 12 months after the date of the grant. In the event the services of a holder of an option under the 1999 Non-Employee Director's Stock Option Plan are terminated, the holder may exercise his or her options that have vested as of the termination date only within the period of time ending on the earlier of (1) the date 12 months (18 months if the termination is as a result of the option holder's death) following the termination of the holder's services or (2) the expiration of the term of the option as set forth in the option agreement. All options granted under the 1999 Non-Employee Directors' Stock Option Plan are non-transferrable.

   Upon a Change in Control of US SEARCH, all outstanding options under the 1999 Non-Employee Directors' Stock Option Plan shall be assumed by the surviving entity or the surviving entity shall substitute similar options for the outstanding options. If the surviving entity determines not to assume the outstanding options or substitute similar options therefor, then with respect to persons whose service with US SEARCH or an affiliate has not terminated prior to the Change in Control, the vesting of the options shall accelerate and the options terminated if not exercised prior to the Change in Control. "Change in Control" means a sale of all or substantially all of the assets of US SEARCH, a merger or consolidation in which US SEARCH is not the surviving corporation or a reverse merger in which US SEARCH is the surviving corporation but the shares of our common stock outstanding immediately before the merger are converted by virtue of the merger into other property.

   As of March 31, 1999, no shares had been issued upon the exercise of options granted under the 1999 Non-Employee Directors' Stock Option Plan and options to purchase 176,820 shares were outstanding with 140,553 shares reserved for future grants or purchases under this plan.

Limitation of Liability and Indemnification Matters

   As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of US SEARCH provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

  . we may, in our discretion, indemnify other employees and agents as set forth in the Delaware General Corporation Law;

  . to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to exceptions);

  .  the rights conferred in the bylaws are not exclusive;

  . we are authorized to enter into indemnification agreements with our directors, officers, employees and agents;

  . to the fullest extent permitted by the Delaware General Corporation Law, we may purchase insurance on behalf of any person required or permitted to be indemnified; and

  . we may not retroactively amend the bylaws provisions relating to indemnity.

   We intend to enter into agreements to indemnify our officers and directors. A copy of the form of the indemnity agreement has been filed as an exhibit to the registration statement.

   US SEARCH has obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law. This provision in our certificate of incorporation does not eliminate their fiduciary duty and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware General Corporation Law. This provision does not affect a director's responsibilities under any other laws such as the federal securities laws or state or federal environmental laws.

   There is no pending litigation or proceeding involving a director or officer of US SEARCH as to which indemnification is being sought nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of Common Stock

   In November 1994, US SEARCH issued and sold 4,987,301 shares of common stock to Nicholas Matzorkis, and 4,080,519 shares of common stock to Robert L. Rich, each a co-founder, for an aggregate purchase price of $15,000.

   In August 1997, Peter Locke, a director and former President of US SEARCH, acquired an option to purchase all of the outstanding shares of common stock of US SEARCH owned by Robert L. Rich, a co-founder and then CEO, director and stockholder of US SEARCH (the "Rich Option"). Under the Rich Option, Mr. Locke had the right to acquire these shares, which equaled 45% of the outstanding common stock of US SEARCH at that time, in exchange for indemnifying Mr. Rich from obligations of up to an aggregate amount of $355,000 that Mr. Rich was personally liable for and which included payroll tax obligations and amounts owed to third parties (the "Indemnified Liabilities").

   After the execution of the Rich Option, Mr. Locke, the Co-Chairman and Co-Chief Executive Officer of Kushner-Locke presented US SEARCH to the board of directors of Kushner-Locke for possible investment purposes.

   In October 1997, Kushner-Locke decided to enter into an agreement to acquire 35% of the outstanding shares of common stock of US SEARCH held by Nicholas Matzorkis, a co-founder, stockholder, and then President and director of US SEARCH (the "Matzorkis Agreement"). Under the Matzorkis Agreement, Kushner-Locke has the right to acquire these shares in exchange for indemnifying Mr. Matzorkis from obligations of up to an aggregate amount of $317,000 that Mr. Matzorkis was personally liable. These obligations were of substantially the same nature as the Indemnified Liabilities (the "Matzorkis Liabilities").

   In November 1997, Mr. Locke exercised the Rich Option and acquired all of the shares subject to the Rich Option which equaled 4,080,519 shares of common stock. Mr. Locke subsequently transferred all of the shares of US SEARCH that he owned to Dayton Way Pictures V, Inc. ("Dayton Way"). Dayton Way was an entity controlled by Kushner-Locke through an option which allowed Kushner-Locke to purchase 100% of the shares of Dayton Way. This transfer was in exchange for Dayton Way's agreement to indemnify Mr. Locke from the Indemnified Liabilities and Matzorkis Liabilities. Also in November 1997, Kushner-Locke assigned all of its rights under the Matzorkis Agreement to Dayton Way. In connection with this assignment and Kushner-Locke's agreement to indemnify Dayton Way and Mr. Locke from the Indemnified Liabilities and the Matzorkis Liabilities, Dayton-Way granted Kushner-Locke an option to purchase all of the shares of US SEARCH which it otherwise owned or it had a right to acquire (the "Kushner-Locke Option").

   Dayton Way exercised its rights under the Matzorkis Agreement and acquired the shares in exchange for agreement to indemnify Mr. Matzorkis from the Matzorkis Liabilities. In January of 1998, Kushner-Locke exercised the Kushner-Locke Option and acquired all of the shares of US SEARCH owned by Dayton Way through payment of $100 and agreement to indemnity Dayton Way and Mr. Locke from the Indemnified Liabilities and the Matzorkis Liabilities in an aggregate amount of up to approximately $670,000. As a result of the exercise of the Kushner-Locke Option, Kushner-Locke acquired 80% of the then outstanding shares of common stock of US SEARCH.

   In connection with Robert Rich's November 1997 sale of shares of common stock to Peter Locke, Mr. Rich resigned as an officer and director of US SEARCH, and US SEARCH entered into a 24 month consulting agreement with Mr. Rich providing for payment of $2,000 per month. Mr. Rich is obligated to provide ten hours of consulting services to US SEARCH per week.

Stockholder Loans

   US SEARCH loaned approximately $41,000 in 1995, $176,000 in 1996, and $32,000 in 1997, to Nicholas Matzorkis, then its co-founder, President, and stockholder. US SEARCH received repayments of approximately $5,000 in 1995 and $3,000 in 1996 from Mr. Matzorkis. In June 1997, Mr. Matzorkis personally assumed

US SEARCH's obligations under a $296,000 promissory note payable to Keith Davis (the "Davis Loan"). In consideration for Matzorkis' assumption of US SEARCH's obligations under the Davis Loan, the prior outstanding amounts loaned to Mr. Matzorkis were repaid in full and an amount payable to Mr. Matzorkis was established to the extent the assumption of the Davis Loan exceeded loans made to Mr. Matzorkis. In September 1998, in connection with US SEARCH's amended and restated employment agreement with Mr. Matzorkis, US SEARCH agreed to assume Mr. Matzorkis' obligations on the Davis Loan. See "Management--Employment Agreements." As of December 31, 1998, US SEARCH owed Mr. Matzorkis approximately $42,000, bearing no interest and payable in 38 equal monthly installments of approximately $1,100.

   US SEARCH borrowed approximately $70,000 in 1995, $143,000 in 1996 and $22,000 in 1997, from Robert Rich, then its Chief Executive Officer. US SEARCH repaid approximately $24,000 in 1995, $108,000 in 1996, $32,000 in 1997 and
$3,000 in 1998. These amounts are non-interest bearing. As of December 31, 1998 and March 31, 1999, US SEARCH owed Mr. Rich approximately $68,000 and $56,000, respectively, payable in monthly installments beginning in January 1999.

   John Rich, the father of Robert Rich, then its Chief Executive Officer, lent us $50,000 in December 1996 and $50,000 in May 1997, bearing interest at 20% per annum, payable in six monthly installments of $10,000 each, including interest. US SEARCH executed promissory notes to John Rich, personally guaranteed by both Robert Rich and Nicholas Matzorkis. US SEARCH subsequently defaulted in its obligations under these notes. On January 2, 1998, the notes were restructured providing for the payment by US SEARCH of $120,000, including all past and future interest, in 36 equal monthly installments of approximately $3,333 each. These payment obligations commenced on January 15, 1998 and are guaranteed by Kushner-Locke. As of December 31, 1998 and March 31, 1999, US SEARCH owed John Rich approximately $70,000 and $63,000, respectively.

   From May 1997 to October 1997, Peter Locke personally advanced to US SEARCH amounts totalling over time approximately $397,000, bearing interest at 10% per annum, payable upon demand. These advances were subsequently repaid in full. In addition, US SEARCH paid approximately $40,000 in consulting fees and interest to Mr. Locke for services rendered through December 31, 1997.

   In January 1999, US SEARCH issued a convertible subordinated note to Kushner-Locke. Under the convertible subordinated note, Kushner-Locke agreed to provide US SEARCH advances of up to $5.5 million. As of May 18, 1999, Kushner-Locke has made advances of approximately $4.9 million under the convertible subordinated note. Any advances under the convertible subordinated note bear interest at a rate of 10% per annum. The entire outstanding principal amount and any accrued interest under the convertible subordinated note will convert, at the option of Kushner-Locke, into shares of US SEARCH's common stock at a rate of approximately one share of common stock for each $2.21 owed under the convertible subordinated note. On the closing of this offering, the entire amount US SEARCH owes Kushner-Locke under the convertible subordinated note will automatically convert into shares of its common stock on the same basis as described in the preceding sentence. The shares of common stock issued upon conversion of the convertible subordinated note have registration rights. See "Description of Capital Stock--Registration Rights." The convertible subordinated note includes a 10% origination fee payable to Kushner-Locke based upon the total amount borrowed under the convertible subordinated note. The convertible subordinated note and the amounts owed under them are subordinated in some cases, including subordinated to any amounts owed to banks and financial institutions.

Warrants

   In September 1998, US SEARCH granted to Kushner-Locke a warrant to purchase up to 453,391 shares of common stock at an aggregate exercise price of approximately $5.00 as compensation for (1) advances of capital to US SEARCH by Kushner-Locke, (2) administrative services provided by Kushner-Locke and
(3) provision of guarantees. These warrants are exercisable at any time on or before September 14, 2008. The warrants will be exercised prior to the closing of this offering. The warrant provides for piggyback registration rights and a one-time demand registration right. See "Description of Capital Stock--Registration Rights."

   In January 1999, in connection with the convertible subordinated note, US SEARCH granted to Kushner-Locke a warrant to purchase up to 906,782 shares of common stock. One-half of the shares granted were at an exercise price of $2.76 per share, and the remaining half of the shares were at an exercise price of $3.31 per share. The warrants are exercisable at any time on or before January 7, 2009. The warrant will be exercised prior to the consummation of this offering. The warrant provides for piggyback registration rights and a one-time demand registration right. See "Description of Capital Stock--Registration Rights."

Guarantees

   In February 1998, US SEARCH entered into a revolving line of credit with Comerica Bank. Kushner-Locke, which owned 80% of the outstanding capital stock of US SEARCH at that time, guaranteed its obligations under the line of credit. US SEARCH repaid all the principal and interest amounts outstanding under the line of credit in March 1999.

   In May 1998, Kushner-Locke guaranteed US SEARCH's obligations for purchases of broadcast media advertising, not to exceed $837,000. The accrued balance of its obligations as of December 31, 1998 was approximately $896,000 for advertising which commenced on July 1, 1998.

   Kushner-Locke guaranteed notes payable to John Rich in the total amount of $120,000. As of December 31, 1998 and March 31, 1999, US SEARCH's obligation on these related-party notes was approximately $70,000 and $63,000, respectively.

   Kushner-Locke guaranteed US SEARCH's obligations under the marketing agreement with InfoSpace. As of March 31, 1999, the minimum non-cancelable fees under this agreement are approximately $3.4 million.

   In June 1998, US SEARCH became a guarantor of Kushner-Locke's $60 million Credit, Security, Guaranty and Pledge Agreement (the "credit facility") with The Chase Manhattan Bank ("Chase"). In connection with the credit facility, US SEARCH granted Chase a security interest in all of its assets. Chase also has a security interest in the common stock of US SEARCH held by Kushner-Locke. The credit facility was amended on May 1999 to release US SEARCH from its obligations under this credit facility and to release the common stock of US SEARCH held by Kushner-Locke and the assets of US SEARCH from the security interest. This release is effective upon the registration statement relating to this offering being declared effective by the Securities and Exchange Commission.

Other Agreements

   Effective February 1998, Kushner-Locke retained Alan Mazursky to provide consulting services to Kushner-Locke for a minimum six month term at a rate of $13,100 per month. From May 1998 through July 1998, Kushner-Locke provided Mr. Mazursky's services to US SEARCH as a financial consultant. From August 1998 through May 1999, Mr. Mazursky's services to US SEARCH were provided as part of his duties as an employee of Kushner-Locke under the Administrative Services Agreement.

   Effective July 1998, US SEARCH and Kushner-Locke entered into an Administrative Services Agreement, under which Kushner-Locke provides administrative services to US SEARCH, including human resources, legal services, accounting services and management services, as well as the services of Peter Locke and Donald Kushner, through June 1999. In connection with this agreement, US SEARCH agreed to pay to Kushner-Locke a monthly fee of $35,000, which may be decreased in some cases. Approximately $210,000 were billed to US SEARCH under this agreement for the year ended December 31, 1998. Approximately $90,000 was billed to US SEARCH in connection with services rendered by Kushner-Locke prior to entering into the Administrative Services Agreement. As a result, a total of approximately $300,000 was billed to US SEARCH in connection with services rendered by Kushner-Locke in 1998. For the three months ended March 31, 1999, $105,000 was billed to US SEARCH under the Administrative Services Agreement.

   In September 1998, Mr. Matzorkis and Kushner-Locke entered into a stockholders' agreement in which Mr. Matzorkis agreed to transfer his shares of common stock to an irrevocable trust administered and controlled solely by an independent trustee. The provisions relating to the administration and control of the trust shall terminate on the fifth anniversary date of the completion of this offering. Kushner-Locke agreed to vote all shares held by Kushner-Locke in favor of one director, subject to various conditions, nominated by the trust, and the trust will vote all shares held by the trust in favor of three directors nominated by Kushner-Locke. The provision with respect to designation and voting for directors, as well as other provisions relating to voting agreement, tag-along rights, and drag-along rights set forth in the stockholders' agreement will terminate automatically upon completion of this offering, or at any time the shares held by the trust represent less than 10% of the outstanding shares of common stock. In September 1998, US SEARCH agreed to reimburse Mr. Matzorkis for legal expenses, up to a maximum of $20,000, in connection with the negotiation, preparation and execution of the stockholders' agreement and his amended and restated employment agreement. See "Management-- Employment Agreements."

   US SEARCH intends to enter into indemnification agreements with its directors and executive officers for the indemnification of and advancement of expenses to these persons to the full extent permitted by law. US SEARCH also intends to execute these agreements with its future directors and executive officers.

   US SEARCH believes that the foregoing transactions were in its best interest and were approved by its board of directors. As a matter of policy, all future transactions between US SEARCH and any of its officers, directors or principal stockholders will be approved by a majority of the independent and disinterested members of the board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of our common stock offered hereby, by: (1) each stockholder who owns beneficially more than 5% of our common stock; (2) each Named Executive Officer of US SEARCH; (3) each director of US SEARCH; (4) Kushner-Locke, the selling stockholder; and (5) all directors and executive officers of US SEARCH as a group. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. The percentages beneficially owned have been calculated according to the rules of the Securities and Exchange Commission. Shares not outstanding but subject to options, warrants, rights or conversion privileges exercisable within 60 days as of March 31, 1999 are counted as outstanding for the purpose of calculating the number and percentage owned by such person, but not counted outstanding for the purpose of calculating the percentage owned by any other person listed. Percentages beneficially owned are based on 13,111,464 shares of common stock outstanding as of March 31, 1999 and 17,611,464 shares outstanding after this offering.

                         Shares Beneficially              Shares Beneficially
                          Owned Prior to the    Number of   Owned After the
                               Offering          Shares        Offering
                         -----------------------  being   -----------------------
                           Number     Percent    Offered    Number     Percent
                         ------------ ------------------- ------------ ----------
5% Stockholders, Selling
 Stockholder,
Named Executive
 Officers and Directors

The Kushner-Locke          11,108,080    86.0%  1,500,000    9,608,080     55.2%
 Company(1)............
 601 Wilshire
 Boulevard, 21st Floor
 Los Angeles,
 California 90025

The SHMNM Investment        1,813,564    20.0%         --    1,813,564     13.4%
 Trust(2)..............

C. Nicholas Keating,          189,820     2.1%         --      189,820      1.4%
 Jr.(3)................

Peter Locke(4).........    11,108,080    86.0%         --    9,608,080     55.2%

Donald Kushner(4)......    11,108,080    86.0%         --    9,608,080     55.2%

Russel I. Pillar.......            --        --        --           --       --

Nicholas Rockefeller...            --        --        --           --       --

Harry B. Chandler......            --        --        --           --       --


Alan C. Mendelson......            --        --        --           --       --

All directors and
 executive officers (10
 persons)(5)...........       189,820     2.1%         --      189,820      1.4%

----------

(1) Consists of 7,254,256 shares of common stock, 1,360,173 shares subject to warrants exercisable within 60 days, and 2,493,651 shares subject to a convertible subordinated note convertible within 60 days. All of these warrants and the convertible subordinated note will be converted upon this offering.

(2) Consists of 1,813,564 shares held in an irrevocable trust managed by Nicholas Rockefeller as trustee for the sole benefit of Susan Hanle, Mr. Matzorkis' spouse. Mr. Matzorkis disclaims beneficial ownership as to all of the shares held by the trust. The trust has granted an option to the
    underwriters to purchase        shares solely for the purpose of covering
    over-allotments. Nicholas Rockefeller's address is 2029 Century Park East, 24th Floor, Los Angeles, CA 90067.

(3) Consists of 189,820 shares subject to options exercisable within 60 days.

(4) Includes 11,108,080 shares beneficially owned by Kushner-Locke. Mr. Locke and Mr. Kushner are each directors of US SEARCH and each also serve as Co-Chairman and Co-Chief Executive Officer of Kushner-Locke. Mr. Locke and Mr. Kushner may be deemed to have voting and investment power over the shares held by Kushner-Locke. Mr. Locke and Mr. Kushner each disclaim beneficial ownership as to all of the shares held by Kushner-Locke.

(5) Consists of 189,820 shares subject to options held by Mr. Keating, President, CEO and director, exercisable within 60 days. Does not include 11,108,080 shares beneficially owned by Kushner-Locke.

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, the authorized capital stock of US SEARCH will consist of 40,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of preferred stock, $.001 par value.

Common Stock

   As of March 31, 1999, and after giving effect to the issuance of 1,360,173 shares of common stock issuable upon the exercise of warrants outstanding as of such date and the issuance of 2,493,651 shares of common stock upon the conversion of the outstanding convertible subordinated note outstanding as of March 31, 1999, there were 12,921,644 shares of common stock outstanding held of record by two stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably the dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of US SEARCH, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully-paid and nonassessable.

Preferred Stock

   There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, $.001 par value, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of US SEARCH. We have no present plan to issue any shares of preferred stock.

Registration Rights

   Kushner-Locke has registration rights related to 1,360,173 shares of common stock issuable upon the exercise of warrants and 2,493,651 shares of common stock issuable upon the conversion of convertible subordinated note held by Kushner-Locke. If US SEARCH proposes to register its common stock under the Securities Act, subject to exceptions, the holders of those shares are entitled to notice of the registration and to include the shares in that offering, provided that the managing underwriters have the right to determine the number of shares included in the registration. In addition, the holders may require US SEARCH, on one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights may not be exercised until one year after the closing of this offering. US SEARCH has the right to defer the registration for up to 120 days upon the good faith determination of the board of directors that the registration would be seriously detrimental to US SEARCH and its stockholders. To the extent requested by an underwriter, the holders will defer the sale of shares for a period commencing 20 days prior to and terminating 180 days after the effective date of the registration statement, provided that any principal shareholders other than the holders who also have shares included in the registration statement will also defer their sales for a similar period.

Delaware Law and Anti-Takeover Charter Provisions

   US SEARCH is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and employees, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

   Our certificate of incorporation and bylaws also require that, effective upon the closing of this offering, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our board of directors, Chairman of the Board, Chief Executive Officer, or a majority of the stockholders. Our certificate of incorporation and bylaws also provide that directors may be removed by a vote of a majority of the stockholders and that vacancies on the Board created either by resignation, death, disqualification, removal or by an increase in the size of the Board may be filled by a majority of the directors in office, or a majority of the stockholders. Our certificate of incorporation also provides for a classified board and specifies that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of US SEARCH. See "Management--Board Composition."

Transfer Agent and Registrar

   Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the offering, there has been no public market for the common stock. No information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of the common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described below, or the perception that the sales may occur, could materially adversely affect the prevailing market prices for the common stock and the ability of US SEARCH to raise equity capital in the future. See "Risk Factors--Future sales of our common stock may depress our stock price."

   Upon consummation of the offering, US SEARCH will have approximately 17,421,644 million outstanding shares of common stock, approximately 18,321,644 million shares if the underwriters' over-allotment option is exercised in full and 1,459,914 shares of common stock subject to options granted as of March 31, 1999 under the 1998 Stock Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan, respectively. See "Management--Executive Compensation." The shares of common stock being sold in the offering will be immediately eligible for sale in the public market without restriction or further registration under Securities Act, unless they are purchased by or issued to any "affiliate" of US SEARCH, as that term is defined in Rule 144, described below. All of the shares of common stock outstanding prior to the offering are "restricted securities" as the term is defined under Rule 144, in that the shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

   In general, under Rule 144 as currently in effect, any affiliate of US SEARCH or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned shares of common stock which are treated as restricted securities for at least one year would be entitled to sell within any three-month period commencing 90 days after this offering, a number of shares that does not exceed the greater of 1% of the outstanding shares of common stock or the reported average weekly trading volume of the common stock during the four weeks preceding the date on which notice of the sale was filed under Rule 144. Sales under Rule 144 are also subject to manner of sale restrictions and notice requirements and the availability of current public information about US SEARCH. In addition, affiliates of US SEARCH must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirements) in order to sell shares of common stock that are not restricted securities (such as common stock acquired by affiliates in market transactions). Furthermore, a person who is not deemed to have been an affiliate of US SEARCH for at least three months prior to a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

   Holders of approximately 3,853,824 shares of our outstanding common stock will have demand registration rights with respect to the shares of common stock (subject to the 180-day lock-up arrangement described below), under various circumstances and subject to various conditions, to require us to register their shares of common stock under the Securities Act and rights to participate in any future registration of securities by US SEARCH. We are not required to effect more than one demand registration on behalf of the holders. Holders of registrable securities have agreed to be subject to lock-up periods of up to 180 days following the date of this prospectus and up to 180 days prior to effective date of any subsequent prospectus. We intend to file a registration statement on Form S-8 for the shares held pursuant to our option plans that may make those shares freely tradeable. The registration statement will become effective immediately upon filing and, shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to applicable lock-up agreement and Rule 144 limitations applicable to affiliates. See "Description of Capital Stock--Registration Rights."

   US SEARCH and its executive officers, directors and its current stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, or (3) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

                                  UNDERWRITING

   The underwriters of the initial public offering named below for whom Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and Wit Capital Corporation ("Wit Capital") are acting as representatives, have severally agreed with US SEARCH, subject to the terms and conditions of the underwriting agreement (the form of which has been filed as an exhibit to the registration statement on Form S-1 of which this prospectus is a part), to purchase from US SEARCH and Kushner-Locke the aggregate number of shares set forth opposite their respective names below at the initial public offering price less the underwriting discounts and commission set forth on the cover page of this prospectus.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Bear, Stearns & Co. Inc.....................................
   BancBoston Robertson Stephens Inc. .........................
   Wit Capital Corporation.....................................
                                                                      ---
     Total.....................................................
                                                                      ===

   The nature of the respective obligations of the underwriters is such that all of the shares of common stock must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of matters by counsel. US SEARCH has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, and where the indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

   US SEARCH has been advised that the underwriters propose to offer the shares of common stock, initially at the initial public offering price set forth on the cover page of this prospectus and to certain selected dealers at such price less a concession not to exceed $ per share; that the underwriters may allow, and such selected dealers may reallow, a concession to other deals not to exceed $ per share; and that after the commencement of the offering, the public price and the concessions may be changed.

   US SEARCH has granted the underwriters an option to purchase in the aggregate up to 900,000 additional shares of common stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this prospectus. To the extent the option is exercised, the underwriters will be severally committed, subject to various conditions, including the approval of matters by counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.

   The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock to be sold in the initial public offering for sale to employees of US SEARCH and its affiliates, and to their associates and related persons. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby. The underwriters do not expect sales of common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

   Internet Distribution. The underwriters, at the request of US SEARCH, have
reserved for sale at the initial public offering price up to      shares of
common stock to members and visitors to Wit Capital's services or Web site who express an interest in purchasing these shares. The sale of these shares will be made by Wit Capital. Purchases of the reserved shares will be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities. Any of these reserved shares not purchased by visitors to and users of Wit Capital's services or Web site will be offered by the underwriters to the public on the same terms as the other shares.

   Internet Prospectus. A prospectus in electronic format is being made available on a Web site maintained by Wit Capital. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital in the offering, the e-Dealers, similarly have agreed to make a prospectus in electronic format available on the Web sites that they maintain.

   US SEARCH and its executive officers, directors and its current stockholders have agreed that, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock of US SEARCH or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the exercise consequences of ownership of common stock, whether such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   Prior to the offering, there was no public market for the common stock. Consequently, the initial public offering price was determined through negotiations among US SEARCH and representatives of the underwriters. Among the factors considered in making such determination were US SEARCH's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of US SEARCH, prevailing equity market conditions and the demand for securities considered comparable to those of US SEARCH.

   In order to facilitate the offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares than have been sold to them by US SEARCH . The underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment options granted to the underwriters. In addition, such persons may stabilize or maintain the price of the common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discounted at any time.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered hereby will be passed upon for US SEARCH by Cooley Godward LLP, Palo Alto, California. Alan C. Mendelson, a senior partner of Cooley Godward llp, serves as one of our directors and has been granted an option to purchase 35,364 shares of common stock, with an exercise price of $4.45 per share, under our 1999 Non-Employee Directors' Stock Option Plan. Legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   The financial statements of US SEARCH as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon their report given on the authority of the firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   A registration statement on Form S-1, including amendments thereto, relating to the common stock being offered has been filed by US SEARCH with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to US SEARCH and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof maybe obtained from the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998 and 1999 is unaudited)

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2

Financial Statements:

  Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999...... F-3

  Statements of Operations for Each of the Three Years in the Period Ended
   December 31, 1998 and the Three Month Periods Ended March 31, 1998 and
   1999................................................................... F-4

  Statements of Stockholders' Deficit for Each of the Three Years in the
   Period Ended December 31, 1998 and the Three Month Period Ended March
   31, 1999............................................................... F-5

  Statements of Cash Flows for Each of the Three Years in the Period Ended
   December 31, 1998 and the Three Month Periods Ended March 31, 1998 and
   1999................................................................... F-6

  Notes to the Financial Statements....................................... F-7

   The following report is in the form that will be signed upon the completion of the Company's proposed 906.782 for one stock split and reincorporation into Delaware as described in Note 3 of Notes to the financial statements.

                              PricewaterhouseCoopers LLP

Woodland Hills, California
      , 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of US SEARCH.com Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of US SEARCH.com Inc. (the "Company") as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Woodland Hills, California

February 22, 1999, except for the
 effects of the stock split and
 reincorporation into Delaware
 described in Note 3 as to which
 the date is       , 1999

                            US SEARCH.COM INC.

                                 BALANCE SHEETS

            (All information as of March 31, 1999 is unaudited)

                           December 31,  December 31,   March 31,     March 31,
                               1997          1998          1999          1999
                           ------------  ------------  ------------  ------------
ASSETS:                                                              (Pro Forma)
Current assets:
 Cash and cash
  equivalents............  $        --   $    99,000   $     16,000  $  2,766,000
 Accounts receivable,
  less allowance for
  doubtful accounts of
  $87,000 (1997) $64,000
  (December 1998) and
  $57,000 (March 1999)...      177,000        83,000         73,000        73,000
 Prepaids and other
  current assets.........       53,000         6,000          7,000         7,000
 Debt issue costs, net...           --            --      1,493,000            --
                           -----------   -----------   ------------  ------------
  Total current assets...      230,000       188,000      1,589,000     2,846,000
Property and equipment,
 net.....................      301,000       371,000        388,000       388,000
Other assets.............       16,000        16,000         42,000        42,000
                           -----------   -----------   ------------  ------------
   Total assets..........  $   547,000   $   575,000   $  2,019,000  $  3,276,000
                           ===========   ===========   ============  ============
LIABILITIES AND
 STOCKHOLDERS' DEFICIT:
Current liabilities:
 Cash overdrafts.........  $   101,000   $        --   $         --  $         --
 Accounts payable........    1,165,000     3,721,000      3,217,000     3,217,000
 Accrued liabilities.....      484,000       570,000        446,000       446,000
 Lines of credit.........       34,000       372,000         24,000        24,000
 Notes payable, current
  portion................       90,000       693,000        693,000       693,000
 Capital lease
  obligations, current
  portion................       43,000        40,000         39,000        39,000
 Related-party
  convertible
  subordinated note
  payable................           --            --      3,500,000            --
 Related-party notes
  payable................      676,000     2,553,000      2,135,000     2,135,000
                           -----------   -----------   ------------  ------------
  Total current
   liabilities...........    2,593,000     7,949,000     10,054,000     6,554,000
Notes payable, net of
 current portion.........           --       269,000        158,000       158,000
Related-party notes
 payable, net of current
 portion.................           --        29,000         28,000        28,000
Capital lease obligation,
 net of current portion..       61,000        45,000         31,000        31,000
Other non-current
 liabilities.............       44,000        32,000         32,000        32,000
                           -----------   -----------   ------------  ------------
   Total liabilities.....    2,698,000     8,324,000     10,303,000     6,803,000
                           -----------   -----------   ------------  ------------
Commitments and
 contingencies (Note 11)
Stockholders' deficit:
 Common stock, $0.001 par
  value; authorized
  40,000,000 shares;
  issued and outstanding
  9,067,820 shares as of
  December 31, 1997 and
  1998, and March 31,
  1999 (and 12,014,861 as
  of March 31, 1999, on a
  pro forma basis).......       15,000        15,000         15,000        12,000
 Additional paid-in
  capital................           --     1,190,000      9,600,000    15,853,000
 Unearned deferred
  compensation...........           --            --     (2,349,000)   (2,349,000)
 Accumulated deficit.....   (2,166,000)   (8,954,000)   (15,550,000)  (17,043,000)
                           -----------   -----------   ------------  ------------
   Total stockholders'
    deficit..............   (2,151,000)   (7,749,000)    (8,284,000)   (3,527,000)
                           -----------   -----------   ------------  ------------
   Total liabilities and
    stockholders'
    deficit..............  $   547,000   $   575,000   $  2,019,000  $  3,276,000
                           ===========   ===========   ============  ============

        The accompanying notes are an integral part of these statements.

                            US SEARCH.COM INC.

                            STATEMENTS OF OPERATIONS

 (Information with respect to the three months ended March 31, 1998 and 1999 is unaudited)

                                                                  Three Months Ended
                               Year Ended December 31,                March 31,
                          ------------------------------------  -----------------------
                             1996         1997        1998         1998        1999
                          -----------  ----------  -----------  ----------  -----------
Net revenues............  $ 5,690,000  $2,971,000  $ 9,245,000  $1,804,000  $ 3,296,000
Cost of services........    3,363,000   1,501,000    3,769,000     642,000    1,227,000
                          -----------  ----------  -----------  ----------  -----------
  Gross profit..........    2,327,000   1,470,000    5,476,000   1,162,000    2,069,000
Operating expenses:
 Advertising and
  marketing.............    2,559,000     655,000    7,007,000     670,000    2,553,000
 General and
  administrative........    1,007,000   1,165,000    3,882,000     527,000      846,000
 Charge for warrants
  issued to majority
  stockholder...........           --          --    1,190,000          --           --
 Charge for compensation
  related to stock
  options...............           --          --           --          --      876,000
                          -----------  ----------  -----------  ----------  -----------
  Total operating
   expenses.............    3,566,000   1,820,000   12,079,000   1,197,000    4,275,000
                          -----------  ----------  -----------  ----------  -----------
Loss from operations....   (1,239,000)   (350,000)  (6,603,000)    (35,000)  (2,206,000)
Interest expense........      (64,000)   (110,000)    (197,000)    (24,000)  (2,786,000)
Amortization of debt
 issue costs............           --          --           --          --   (1,603,000)
Other (expense) income,
 net....................      (60,000)     63,000       13,000       6,000           --
                          -----------  ----------  -----------  ----------  -----------
  Loss before income
   taxes................   (1,363,000)   (397,000)  (6,787,000)    (53,000)  (6,595,000)
Provision for income
 taxes..................        1,000       2,000        1,000       1,000        1,000
                          -----------  ----------  -----------  ----------  -----------
 Net loss...............  $(1,364,000) $ (399,000) $(6,788,000) $  (54,000) $(6,596,000)
                          ===========  ==========  ===========  ==========  ===========
Basic and diluted net
 loss per share.........  $     (0.14) $    (0.04) $     (0.71) $    (0.01) $     (0.69)
                          ===========  ==========  ===========  ==========  ===========
Weighted-average shares
 outstanding used in per
 share calculation......    9,521,211   9,521,211    9,521,211   9,521,211    9,521,211
                          ===========  ==========  ===========  ==========  ===========
Pro forma basic and
 diluted net loss per
 share..................                               $(0.71)                  $(0.34)
Weighted-average shares
 used in pro forma per
 share calculation......                             9,521,211               11,590,290



        The accompanying notes are an integral part of these statements.

                            US SEARCH.COM INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

 (Information with respect to the three months ended March 31, 1998 and 1999 is unaudited)

                              Common Stock                         Unearned                      Total
                          ---------------------    Additional      Deferred    Accumulated   Stockholders'
                            Shares     Amount    Paid-In Capital Compensation    Deficit       (Deficit)
                          ---------- ----------  --------------- ------------  ------------  -------------
Balance, December 31,
 1995...................   9,067,820 $   15,000    $        --            --   $   (403,000)  $  (388,000)
 Net loss...............          --         --             --            --     (1,364,000)   (1,364,000)
                          ---------- ----------    -----------   -----------   ------------   -----------
Balance, December 31,
 1996...................   9,067,820     15,000             --            --     (1,767,000)   (1,752,000)
 Net loss...............          --         --             --            --       (399,000)     (399,000)
                          ---------- ----------    -----------   -----------   ------------   -----------
Balance, December 31,
 1997...................   9,067,820     15,000             --            --     (2,166,000)   (2,151,000)
 Issuance of warrants to
  majority stockholder..          --         --      1,190,000            --             --     1,190,000
 Net loss...............          --         --             --            --     (6,788,000)   (6,788,000)
                          ---------- ----------    -----------   -----------   ------------   -----------
Balance, December 31,
 1998...................   9,067,820     15,000      1,190,000            --     (8,954,000)   (7,749,000)
 Unearned compensation
  related to stock
  options...............          --         --      3,225,000    (3,225,000)            --            --
 Amortization of
  unearned
  compensation..........          --         --             --       876,000             --       876,000
 Issuance of warrants
  with convertible
  subordinated note.....          --         --      2,546,000            --             --     2,546,000
 Beneficial conversion
  feature on convertible
  subordinated note.....          --         --      2,639,000            --             --     2,639,000
 Net loss...............          --         --             --            --     (6,596,000)   (6,596,000)
                          ---------- ----------    -----------   -----------   ------------   -----------
Balance, March 31, 1999
 (unaudited)............   9,067,820     15,000      9,600,000    (2,349,000)   (15,550,000)   (8,284,000)
 Exercise of warrants ..   1,360,173  2,750,000             --            --             --     2,750,000
 Conversion of
  $3,500,000 convertible
  subordinated note and
  amortization of debt
  issue costs...........   1,586,868  3,500,000             --            --     (1,493,000)    2,007,000
 Reincorporation into
  Delaware and change in
  par value of common
  stock.................          -- (6,253,000)     6,253,000            --             --            --
                          ---------- ----------    -----------   -----------   ------------   -----------
Balance, March 31, 1999,
 pro forma (unaudited)..  12,014,861 $   12,000    $15,853,000   $(2,349,000)  $(17,043,000)  $(3,527,000)
                          ========== ==========    ===========   ===========   ============   ===========


        The accompanying notes are an integral part of these statements.

                            US SEARCH.COM INC.

                            STATEMENTS OF CASH FLOWS

 (Information with respect to the three months ended March 31, 1998 and 1999 is unaudited)

                                                              For the three months
                         For the years ended December 31,        ended March 31,
                         -----------------------------------  ----------------------
                            1996        1997        1998        1998        1999
                         -----------  ---------  -----------  ---------  -----------
Cash flows from
 operating activities:
 Net loss............... $(1,364,000) $(399,000) $(6,788,000) $ (54,000) $(6,596,000)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Depreciation and
   amortization.........      67,000     99,000      128,000     28,000       42,000
  Provision for doubtful
   accounts.............          --    153,000      364,000    134,000       98,000
  Compensation charge...          --         --      296,000         --           --
  Charge for warrants
   and beneficial
   conversion feature
   issued to majority
   stockholder                    --         --    1,190,000         --    2,639,000
  Amortization of
   unearned
   compensation.........          --         --           --         --      876,000
  Amortization of debt
   issue costs..........          --         --           --         --    1,603,000
  Related-party
   charges..............          --         --      384,000         --      231,000
  Change in assets and
   liabilities:
   Accounts receivable..          --   (245,000)    (270,000)  (191,000)     (88,000)
   Accounts payable.....   1,054,000    (27,000)   3,193,000    249,000     (504,000)
   Accrued liabilities..     180,000    108,000       86,000   (318,000)    (124,000)
   Other................     (15,000)   (10,000)      38,000   (285,000)     (27,000)
                         -----------  ---------  -----------  ---------  -----------
Net cash used in
 operating activities...     (78,000)  (321,000)  (1,379,000)  (437,000)  (1,850,000)
                         -----------  ---------  -----------  ---------  -----------
Cash flows from
 investing activities:
 Additions to property
  and equipment.........    (247,000)   (15,000)    (168,000)   (45,000)     (59,000)
 Loans to related
  parties...............    (177,000)   (17,000)          --         --           --
 Repayments of related-
  party loans...........       3,000         --           --         --           --
                         -----------  ---------  -----------  ---------  -----------
Net cash used in
 investing activities...    (421,000)   (32,000)    (168,000)   (45,000)     (59,000)
                         -----------  ---------  -----------  ---------  -----------
Cash flows from
 financing activities:
 Increase (decrease) in
  cash overdrafts.......      33,000     68,000     (101,000)  (101,000)          --
 Proceeds from line of
  credit................      36,000      8,000    1,126,000    408,000           --
 Repayments of line of
  credit................      (3,000)    (8,000)    (788,000)    (2,000)    (348,000)
 Proceeds from third
  party notes payable...     219,000         --           --         --           --
 Repayments of third
  party notes payable...     (56,000)   (73,000)    (238,000)  (102,000)    (111,000)
 Advances from related
  parties...............     409,000    930,000    1,816,000    324,000    2,300,000
 Repayments to related
  parties...............    (122,000)  (539,000)    (121,000)   (37,000)          --
 Repayments of capital
  lease obligations.....     (24,000)   (33,000)     (48,000)    (2,000)     (15,000)
                         -----------  ---------  -----------  ---------  -----------
Net cash provided by
 financing activities...     492,000    353,000    1,646,000    488,000    1,826,000
                         -----------  ---------  -----------  ---------  -----------
Net (decrease) increase
 in cash and cash
 equivalents............      (7,000)        --       99,000      6,000      (83,000)
Cash at beginning of
 period.................       7,000         --           --         --       99,000
                         -----------  ---------  -----------  ---------  -----------
Cash at end of period... $        --  $      --  $    99,000      6,000  $    16,000
                         ===========  =========  ===========  =========  ===========

        The accompanying notes are an integral part of these statements.

                            US SEARCH.COM INC.

                         NOTES TO FINANCIAL STATEMENTS

  (All information with respect to March 31, 1998 and 1999 is unaudited)

1. Organization and Business:

   US SEARCH.com Inc. (the "Company") provides public record information about individuals. The Company was formed as a California S Corporation in 1994, and converted to a C Corporation in November 1997.

   In November 1997, The Kushner-Locke Company ("Kushner-Locke"), acquired 80% of the outstanding shares of the Company in exchange for the indemnification of various liabilities not to exceed $670,000. The Company's financial statements are presented on a historical basis and do not reflect the push-down of Kushner-Locke's purchase accounting adjustments.

2. Management's Plans:

   The Company has incurred operating losses since its inception. In addition, the Company has a working capital deficit of approximately $7,761,000 and a stockholders' deficit of approximately $7,749,000 as of December 31, 1998.

   The Company has historically funded losses through the deferral of trade payables, refinancing of trade payables, and through debt financing. Since November 1997, the Company has borrowed primarily from Kushner-Locke. In January 1999, the Company obtained bridge financing in the form of a convertible subordinated note to Kushner-Locke (see Note 10). In addition, Kushner-Locke has committed to provide the Company with additional financial support as needed through the earlier of (a) a public sale or private placement of securities or (b) March 31, 2000.

3. Summary of Significant Accounting Policies:

   Initial Public Offering and Unaudited Pro Forma Balance Sheet

   In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). Unless exercised earlier, the warrants issued in September 1998 and January 1999 will expire upon the consummation of the proposed IPO (see Note 13). These warrants are expected to be exercised prior to such expiration and the convertible subordinated note (see Note 10) is expected to convert into shares of common stock. The exercise of the warrants, conversion of the $3,500,000 convertible subordinated note outstanding at March 31, 1999 and write-off of related debt costs, have been reflected in the accompanying unaudited pro forma balance sheet as of March 31, 1999.

   In February 1999, the Board of Directors approved the reincorporation of the Company in the State of Delaware and a change in the par value of the Company's common stock which will be effected prior to the closing of the IPO.

 Unaudited Interim Financial Statements

   The interim financial statements of the Company for the three months ended March 31, 1998 and 1999, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as March 31, 1999, and the results of its operations and its cash flows for the three month periods ended March 31, 1998 and 1999.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   Stock Split

   In     , 1999, the Company authorized and implemented a 906.782 for one stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash overdrafts resulted primarily from checks issued and outstanding in excess of book cash balances and from bank disbursements in excess of actual cash balances.

   Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are amortized over the shorter of the estimated useful life or the life of the lease. Depreciation and amortization periods by asset category are as follows:

        Equipment......................... 3-10 years
        Furniture and fixtures............ 7 years
        Leasehold improvements............ Shorter of useful life or lease term
        Equipment under capital leases.... Shorter of useful life or lease term

   Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the Statement of Operations.

   Long-Lived Assets

   The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

   Fair Value of Financial Instruments

   The estimated fair value of cash overdrafts, accounts receivable, accounts payable, accrued liabilities and notes payable to third parties are carried at cost which approximates their fair market value because of the short-term maturity of these instruments. The fair value of notes payable due to related parties have not been estimated due to the related party nature of such amounts.

   Net Loss Per Common Share

   Basic net loss per common share is computed using the weighted-average number of shares of common stock and diluted net loss per common share is computed using the weighted average number of shares of

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

common stock and common equivalent shares outstanding. Common equivalent shares related to stock options and warrants are excluded from the computation when their effect is antidilutive. The warrants issued to Kushner-Locke in September 1998 were issued for nominal consideration (see Note 13). For purposes of computing basic and diluted net loss per share, the common stock issuable pursuant to these warrants is considered outstanding for all periods presented in the accompanying Statements of Operations.

   As of March 31, 1999, 1,459,914 options, 906,782 warrants (issued in January
1999) and 1,586,868 shares issuable on the conversion of the convertible subordinated note are excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

   Pro forma net loss per common share for the year ended December 31, 1998 and for the three months ended March 31, 1999, assumes that the common stock issuable upon conversion of the outstanding convertible subordinated note payable and warrants had been outstanding during the period or from the date of issuance.

   Comprehensive Income

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." This statement established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' deficit during the period except those resulting from investments by, or distributions to, stockholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. SFAS No. 130 defines comprehensive income as net income plus all other changes in equity from non-owner sources. The Company has no other comprehensive income items and accordingly net income equals comprehensive income.

   Stock-Based Compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference on the date of grant, between the fair value of the Company's common stock and the grant price.

   Segment Reporting

   The Company adopted Statement of Financial Accounting Standards No. 131. "Disclosures about Segments of an Enterprise and Related Information" for the year ended December 31, 1998. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products or services, geographic areas, and major customers. The Company's management reporting structure provides for only one segment and accordingly, no separate segment information is presented. In addition, the Company operates only in the United States and no single customer accounts for more than 10% of revenues for all periods presented.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   Income Taxes

   The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

   Revenue Recognition

   The Company generates revenues by performing various information search services for customers. Revenue is recognized when the results of the search services are delivered. In instances where searches are not completed to the customer's satisfaction, the Company performs limited additional customer support for up to one year following the initial sale. These customer support costs are estimated and provided for in the period of sale.

   Advertising Costs

   Advertising production costs are expensed the first time the advertisement is run. Media costs are expensed in the month the advertising appears. Advertising expense was approximately $2,530,000 for the year ended December 31, 1996, $646,000 for 1997, $6,944,000 for 1998, $670,000 and $2,552,000 for
the three months ended March 31, 1998 and 1999, respectively.

4. New Accounting Pronouncements:

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP is effective for fiscal periods commencing after December 15, 1998. Management does not believe that the implementation of SOP 98-1 will have a material effect on the financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not believe that the implementation of SFAS No. 133 will have any impact on the financial statements since the Company does not engage in derivative or hedging activities.

5. Concentrations of Risk:

   Credit Risk

   Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with various domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation (FDIC) insurance limits.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   The Company's customers are concentrated in the United States. The Company extends minimum levels of credit to customers and does not require collateral. The Company maintains reserves for potential credit losses which to date have been within management's expectations.

   Business Risk

   The Company provides services to its customers using internal and external computer systems. Operations are currently susceptible to varying degrees of physical and electronic security as well as varying levels of internal support. A disruption in security or internal support could cause a delay in the Company's performance of services which would adversely affect operating results.

6. Allowance for Doubtful Accounts:

                                                    December 31,
                                                 -------------------  March 31,
                                                   1997      1998       1999
                                                 --------  ---------  ---------
   Beginning balance............................ $     --  $  87,000  $  64,000
   Additions....................................  153,000    364,000     98,000
   Deductions...................................  (66,000)  (387,000)  (105,000)
                                                 --------  ---------  ---------
   Ending balance............................... $ 87,000  $  64,000  $  57,000
                                                 ========  =========  =========

7. Property and Equipment:

   Property and equipment is comprised of the following:

                                                      December 31,
                                                    ----------------- March 31,
                                                      1997     1998     1999
                                                    -------- -------- ---------
   Equipment....................................... $255,000 $405,000 $464,000
   Furniture and fixtures..........................   34,000   40,000   40,000
   Leasehold improvements..........................   26,000   38,000   38,000
   Equipment under capital leases..................  161,000  191,000  191,000
                                                    -------- -------- --------
                                                     476,000  674,000  733,000
   Less, accumulated depreciation, including
    capital lease amortization of $56,000,
    $115,000, and $126,000 at 1997, 1998 and 1999,
    respectively...................................  175,000  303,000  345,000
                                                    -------- -------- --------
   Property and equipment, net..................... $301,000 $371,000 $388,000
                                                    ======== ======== ========

8. Lines of Credit:

   In September 1996, the Company established a $35,000 revolving line of credit (the "line") with a commercial bank. In fiscal year 1997, the line was capped at $34,000, converted to a term loan bearing interest at 14.5% at December 31, 1998, and is not subject to additional borrowings. As of December 31, 1998 and March 31, 1999, the outstanding balance under the line was approximately $27,000 and $24,000, respectively.

   In February 1998, the Company entered into a revolving line of credit (the "Credit Agreement") with Comerica Bank ("Comerica"). The Credit Agreement is collateralized by substantially all of the Company's assets and bears interest at a variable rate of Comerica's base rate plus 2.5% (10.25% at December 31, 1998). The Credit Agreement required the Company to maintain a cash flow to fixed charge ratio, as defined, and restrictive covenants including, among other things, limitations on additional indebtedness, liens, investments,

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

disposition of assets, mergers, changes in ownership, guarantees, the uses of proceeds, payment of cash dividends and prepayment of subordinated debt. Kushner-Locke is a guarantor under the Credit Agreement. In May 1998, Comerica granted a waiver of non-compliance to the Company. In August 1998, Comerica revised the term of the Credit Agreement, which was capped at $345,000 (the outstanding balance as of the date of revision), with repayment of outstanding amounts due on or before November 15, 1998. In addition, the cash flow to fixed charge ratio was rescinded. In December 1998, Comerica extended the maturity date to March 1999. The Company agreed to fully retire all indebtedness on or before March 31, 1999. Upon the receipt of funding from any financing transaction, by the Company, the Company will immediately repay the Credit Agreement in full or provide such funds as cash collateral to Comerica. As of December 31, 1998, the outstanding amount under the Credit Agreement was approximately $345,000. In March 1999, the Company repaid all principal and interest then due under the Credit Agreement.

9. Accrued Liabilities:

   Accrued liabilities is comprised of the following:

                                                       December 31,
                                                     -----------------  March
                                                       1997     1998   31, 1999
                                                     -------- -------- --------
   Sales and payroll taxes.......................... $226,000 $107,000 $ 65,000
   Accrued vacation and payroll.....................  105,000  203,000   67,000
   Accrued professional fees........................   55,000   70,000   30,000
   Other accrued expenses...........................   98,000  190,000  284,000
                                                     -------- -------- --------
                                                     $484,000 $570,000 $446,000
                                                     ======== ======== ========

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)


10. Notes Payable:

                                                   December 31,
                                                -------------------  March 31,
                                                  1997      1998       1999
                                                -------- ---------- -----------
                                                                    (unaudited)
Convertible subordinated note payable to
 Kushner-Locke ...............................  $     -- $       -- $3,500,000
Note payable to Kushner-Locke, payable on
 demand bearing interest at 10% per annum.....   388,000  2,540,000  2,121,000
Note payable to third party, payable July
 1999, bearing interest at 12% per annum......        --    296,000    296,000
Notes payable in equal monthly installments of
 $3,333 comprising principal and interest
 through December 2000 bearing interest at
 12.5% per annum..............................   100,000     70,000     63,000
Trade notes payable, due in monthly
 installments by $13,583 comprising principal
 and interest through November 1999 bearing
 interest at 10.0% per annum..................        --    142,000    105,000
Trade notes payable, due in blended monthly
 installments through May 2000 bearing
 interest at 10.0% per annum..................        --    186,000    167,000
Loan payable to former stockholder/executive
 officer of the Company, due in monthly
 installments through July 2001, non-interest
 bearing......................................    75,000     68,000     56,000
Note payable in equal monthly installments
 through December 2000, bearing interest at
 12.25% per annum(1)..........................    50,000     35,000     31,000
Loan payable to executive officer of the
 Company, payable in monthly installments of
 $1,100, non-interest bearing.................    48,000     42,000     42,000
Notes payable to employees and other related
 parties, various due dates, bearing interest
 at 20% per annum.............................    15,000         --         --
Other trade notes payable, payable through
 2000 bearing interest at 10% per annum.......        --    165,000    133,000
Trade note payable, payable in four monthly
 installments due March 31, 1998, bearing
 interest at 12% per annum....................    90,000         --         --
                                                -------- ---------- ----------
    Total notes payable.......................  $766,000 $3,544,000 $6,514,000
                                                ======== ========== ==========
Related-party notes payable:
  Current.....................................  $676,000 $2,553,000 $5,635,000
  Non-current.................................        --     29,000     28,000
Other notes payable:
  Current.....................................    90,000    693,000    693,000
  Non-current.................................        --    269,000    158,000
                                                -------- ---------- ----------
    Total notes payable.......................  $766,000 $3,544,000 $6,514,000
                                                ======== ========== ==========

The maturities of the third-party notes as of December 31, 1998 are as follows:

        1999........................................................... $707,000
        2000...........................................................  241,000
        2001...........................................................   14,000
                                                                        --------
          Total:....................................................... $962,000
                                                                        ========

----------
(1) The former stockholder/executive was a related party through December 31, 1997.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   Related-Party Convertible Subordinated Note:

   In January 1999, Kushner-Locke agreed to provide a credit facility up to $5,500,000 of bridge financing to the Company in the form of a convertible subordinated note ("Note"). The Note bears interest at 10% per annum and matures on the earlier of December 31, 1999 or on the date the Company completes a private placement or initial public offering raising gross proceeds of at least $10,000,000. The Note is convertible, at the option of Kushner-Locke, in whole or in part, into common stock at the rate of one share of common stock per $2.21 of principal and/or accrued and unpaid interest of the Note at any time prior to maturity. The Note will automatically convert into shares of common in the event the Company does an initial public offering. The
Note includes a 10% origination fee totalling $550,000 payable to Kushner-Locke for providing the credit facility. The origination fee is amortized on a straight line basis over the anticipated term of the Note. As of March 31, 1999, the Company has amortized $330,000 of the origination fee. Notes payable on demand to Kushner-Locke of $1,200,000 outstanding as of December 31, 1998 were converted to the Note in January 1999. For the three month period ended March 31, 1999, the Company received $2,300,000 under this facility. The Note is convertible at a discount to the then fair market value of the common stock and accordingly, the Company will record, over the expected life of the Note, $4,639,000 as additional interest expense. This beneficial conversion feature is being recognized as the Company draws down on the facility and, accordingly, for the three month period ended March 31, 1999, the Company has recognized $2,639,000 as additional interest expense. The remaining beneficial conversion feature amount will be recognized when the Company draws down additional amounts beyond March 31, 1999.

   In connection with the Notes, the Company granted Kushner-Locke warrants to purchase (1) 453,391 shares of common stock at an exercise price of $2.76 per share and (ii) 453,391 shares of common stock at an exercise price of $3.31 per share. The warrants are exercisable at the option of the holder between January 7, 1999 and the earlier of (i) five days prior to the pricing of the Company's stock in connection with an initial public offering; or (ii) sale of all or substantially all of the assets of the Company or any consolidation, merger or reorganization, as defined; or (iii) January 7, 2009. The value assigned to the warrants of $2,546,000 is recorded as additional debt issue costs and is being amortized over the expected term of the Note. For the three month period ended March 31, 1999, total amortization of this debt issue cost was $1,273,000.

11. Commitments And Contingencies:

   Capitalized Leases

   The Company has entered into capital lease agreements for their telephone system and other office equipment.

   Operating Leases

   The Company leases its Beverly Hills, California headquarters under an operating lease that expires February 14, 2001, if not renewed. The Company has an option to renew the lease for a term of 36 months. Future minimum lease obligations related to this lease have not been reduced by related future minimum sublease rentals of $136,000 to be received over the term of this lease. The Company has operating lease agreements for other office equipment.

   Rent expense pertaining to all operating leases for the years ended December 31, 1996, 1997, 1998 and for the three months ended March 31, 1998 and 1999 was approximately $167,000, $180,000, $135,000, respectively, and $34,000 and
$38,000, respectively.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   The future minimum lease payments under capital leases and noncancellable operating leases at December 31, 1998, are as follows:

                                                             Capital   Operating
                                                              Leases    Leases
                                                             --------  ---------
     1999................................................... $ 52,000  $125,000
     2000...................................................   35,000   132,000
     2001...................................................   16,000    14,000
     Thereafter.............................................       --        --
                                                             --------  --------
     Total minimum obligations..............................  103,000  $271,000
                                                                       ========
     Less interest..........................................  (18,000)
     Present value of minimum obligations...................   85,000
     Less current portion...................................   40,000
                                                             --------
     Non-current obligations at December 31, 1998........... $ 45,000
                                                             ========

   Employment And Consulting Agreements

   The former president and co-founder of the Company entered into a three-year employment agreement as Founder and Chief of Technology with the Company effective in September 1998. The employment agreement provides that following the completion of permanent financing of at least $10,000,000 the base compensation increases from $50,000 to $175,000 for the first year, with annual increases of $25,000 increasing the base compensation to $225,000 for the third year. The Company will pay the premiums on a $1,000,000 life insurance policy for the benefit of the employee's designated beneficiaries, and key man life insurance on the employee's life for the benefit of the Company. In addition, the Company agreed to assume his $296,000 loan payable to an individual which resulted in a compensation charge recorded in general and administrative expenses in the year ended December 31, 1998 (see Note 12).

 Employment Agreements

   In February and March 1999, the Company entered into four employment agreements with the new President/Chief Executive Officer and three other officers. The agreements provide for base salaries ranging from $150,000 to $250,000, eligibility for options, performance bonuses and severance payments.

 Strategic Alliance Commitments

   The Company has several cancellable and non-cancelable distribution and marketing agreements with various Internet companies. Terms of these agreements provide for varying levels of exclusivity and minimum and maximum fees payable based on the number of banners, buttons and text links displayed on affiliate web sites. At December 31, 1998 the minimum non-cancelable payments required under these agreements are approximately $3,000,000 for the year ending December 31, 1999, $3,000,000 for 2000, $3,000,000 for 2001, and $1,000,000 for
2002. At March 31, 1999, the minimum non-cancelable payments under these agreements are approximately $4,381,000 for the remainder of 1999, $3,516,000 for 2000, $3,000,000 for 2001 and $1,000,000 for 2002.

 Distribution and Marketing Agreements

   In March 1999, the Company entered into a distribution and marketing agreement with an Internet company. Pursuant to the agreement, which is for one year commencing in March 1999, with a renewal option

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

of one additional year, the Company will be the exclusive public records reseller on the Internet company's network. For the first year of the agreement, the Company will pay $2,525,000 for a guaranteed number of impressions. The payment for the second year will be based on the number of impressions as agreed upon between the parties. The agreement can be terminated in certain instances, including, if the parties cannot agree on the number of impressions for the second year of the contract.

   Litigation

   From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

12. Related Parties:

   Related-Party Transactions

   On November 21, 1997, Kushner-Locke acquired 80% of the outstanding shares of the Company in exchange for $100 and the indemnification of various liabilities not to exceed $670,000.

   From May 1997 to October 1997, Peter Locke (co-chairman of the Company and Kushner-Locke) personally loaned to the Company amounts aggregating approximately $397,000 (gross of any repayments which occurred during such period). The loans with interest at 10% per annum were repaid in full. In addition, the Company paid approximately $40,000 in consulting fees and interest to Mr. Locke for services rendered through December 31, 1997.

   From November 1997 to December 1998, Kushner-Locke advanced funds to the Company of approximately $2,093,000, net of repayments. As of December 31, 1998, advanced funds net of repayments, expenses paid by Kushner-Locke on the Company's behalf, interest and administrative services were approximately $2,093,000, $63,000, $84,000 and $300,000, respectively, of the $2,540,000 notes due Kushner-Locke. For the three month period ended March 31, 1999, Kushner-Locke advanced $2,300,000 under the convertible subordinated note agreement. As of March 31, 1999, advanced funds net of repayments, interest, debt issue costs, out of pocket expenses paid by Kushner-Locke on the Company's behalf and administrative services were approximately $4,393,000 (including $3.5 million under the convertible subordinated note), $178,000, $550,000, $95,000 and $405,000, of the $5,621,000 notes due to Kushner-Locke.

   The Company loaned approximately $41,000 in 1995, $176,000 in 1996 and $32,000 in 1997, to an existing stockholder and co-founder (the "Stockholder"). The Company received repayments of approximately $5,000 in 1995 and $3,000 in 1996 from Stockholder. In June 1997, the Stockholder personally assumed the Company's obligations under a $296,000 promissory note payable to a former stockholder (the "Related Loan"). In consideration of the Stockholder's assumption of the Company's obligations under the Stockholder Loan, the prior outstanding amounts loaned to this Stockholder were repaid in full and an amount payable to Stockholder was established to the extent the assumption of the Related Loan exceeded loans made to the Stockholder. In September 1998, in connection with the Company's amended and restated employment agreement with the Stockholder, the Company agreed to assume the Stockholder's obligations on the Related Loan. The assumption resulted in a $296,000 compensation charge recorded in general and administrative expenses in the year ended December 31, 1998. As of December 31, 1998 and March 31, 1999, the Company owed the Stockholder approximately $42,000, bearing no interest and payable in 38 equal monthly installments of approximately $1,100.

   The Company borrowed approximately $70,000 in 1995, $143,000 in 1996 and $22,000 in 1997 from a former stockholder/executive officer. The Company repaid approximately $24,000 in 1995, $108,000 in 1996,

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

$32,000 in 1997 and $3,000 in 1998. As of December 31, 1998 and March 31, 1999
the Company owed approximately $58,000 and $56,000, respectively. The Company entered into a 24 month consulting agreement with this former stockholder providing for payment of $2,000 per month. The agreement provides for 10 hours of consulting services to the Company per week and expires December 1999.

   An affiliate of a former stockholder/executive officer of the Company lent to the Company $50,000 in December 1996 and $50,000 in May 1997, bearing interest at 20% per annum and payable in six monthly installments of $10,000 each (including interest). The Company subsequently defaulted in its obligations under these notes. On January 2, 1998, the notes were restructured providing for the payment of $120,000, including all past and future interest, in 36 equal monthly installments of approximately $3,333 each, beginning on January 15, 1998, and guaranteed by Kushner-Locke. As of December 31, 1998 and March 31, 1999, the Company owed approximately $70,000 and $63,000, respectively, under this note.

   Related-Party Guarantees

   In June 1998, the Company became a guarantor of Kushner-Locke's $60,000,000 Credit, Security, Guaranty, and Pledge Agreement ("credit facility") with The Chase Manhattan Bank ("Chase"). In connection with the credit facility, the Company granted to Chase a security interest in all the assets of the Company. Chase was also granted a security interest in the common stock of the Company held by Kushner-Locke.

   Kushner-Locke is a guarantor of certain related-party notes payable of $120,000, advertising and media buying obligations of $1,334,000 and a distribution and marketing agreement with Infospace of $4,500,000. As of December 31, 1998, the Company's obligations on the related-party note was $70,000, the media buying obligations was $1,026,000, and the Infospace agreement was $4,092,000. As of March 31, 1999, the Company's obligations on the related-party note was $63,000, the advertising and media buying obligations was $801,000 and the Infospace Agreement was $3,452,000.

   A former stockholder of the Company has guaranteed various computer and office equipment lease obligations of the Company.

   Administrative Services Agreement

   Effective July 1998, the Company entered into an Administrative Services Agreement with Kushner-Locke, whereby Kushner-Locke will provide administrative services to US SEARCH, including human resources, legal services, accounting services and management services, as well as executive services, through June 1999. In connection with this agreement, the Company agreed to pay to Kushner-Locke a monthly fee of $35,000, which may be decreased in various circumstances. Approximately $210,000 were billed to the Company under this agreement for the year ended December 31, 1998. Approximately $90,000 was billed to the Company in connection with services rendered by Kushner-Locke prior to entering into the Administrative Services Agreement. As a result, a total of approximately $300,000 was billed to the Company in connection with services rendered by Kushner-Locke in 1998. For the three month period ended March 31, 1999, $105,000 was billed to the Company under the Administrative Services Agreement.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)


13. Stock Options And Warrants:

   Stock Incentive Plan

   In July 1998, the Board adopted, and the stockholders of the Company subsequently approved, the 1998 Stock Incentive Plan (the "1998 Plan") in order to attract and retain employees (including officers and employee directors), directors and independent contractors, and consultants to the Company. An aggregate of 2,600,650 shares of common stock, subject to adjustment for stock splits, stock dividends and similar events, has been authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), restricted stock awards ("restricted awards"), and performance share awards ("performance awards").

   The 1998 Plan provides for the issuance of nonqualified and incentive stock options to employees, (including officers and employee directors), directors and independent contractors, and consultants to the Company. Incentive stock options may not be granted at less than 100% of the fair market value of the Company's common stock on the date of grant (110% if granted to an employee who owns 10% or more of the common stock). Options vest in accordance with the award agreement and generally expire 10 years after the award date (5 years if granted to an employee who owns 10% or more of the common stock).

   The 1998 Plan provides for the issuance of SARs concurrently or independently with the grant of options. SARs granted concurrently with an option vest according to the option terms. SARs granted independently of any option vest according to the award agreement.

   The 1998 Plan provides for the issuance of restricted awards or performance awards. Participants of restricted awards are entitled to receive dividends and vote whether or not vested. Restricted awards are nontransferable until vested and the terms of the restricted awards are determined on the grant date. The terms of performance awards are determined at the date of grant.

   In the event a holder of an option, SAR, restricted award, or performance award ceases to be employed by the Company: all unvested options and SARs are forfeited, all vested options and SARs may be exercised within a period not to exceed 12 months, all vested SARs granted independently of options are exercisable in accordance with the award agreement, all unvested restricted and performance awards are forfeited, and all vested restricted and performance awards are exercisable in accordance with the award agreement.

  Non-Employee Directors' Stock Option Plan

   In February 1999, the Company adopted the 1999 Non-Employee Directors' Stock Option Plan and reserved 317,373 shares of common stock for issuance thereunder. Under the plan each non-employee director is granted 35,364 shares of common stock on the date of initial appointment to the board of directors. Additionally, each non-employee director will receive an additional grant of 9,067 shares of common stock annually which will be pro rated if the non-employee director has not served for the entire preceding period.

   The options are granted at 100% of fair market value on the date of grant and have a ten year term. The options vest as follows: initial appointment grants vest 1/3rd of the shares on each anniversary from the date of grant and the annual grants vest 1/12th of the shares each month for 12 months after the date of grant. In the event the services of the holder are terminated, the holder may only exercise vested options at the date of termination within the earlier of 12 months from termination (18 months if termination as a result of the options holder's death) or the expiration of the term of the option.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)

   As of March 31, 1999 176,820 shares have been issued, which are included in the summary table below.

   Options

   No stock options were granted as of December 31, 1998.

   A summary of the changes in the Company's stock options for the three month period ended March 31, 1999 is presented below:

                                                                    Weighted-
                                                                     Average
                                                         Shares   Exercise Price
                                                        --------- --------------
     Outstanding at December 31, 1998..................       --      $ --
     Granted........................................... 1,459,914     $4.23
                                                        ---------     -----
     Outstanding at March 31, 1999..................... 1,459,914     $4.23
                                                        =========     =====
     Options exercisable at March 31, 1999.............   189,820
     Options available for future grant................ 1,458,109

   The following table summarizes information about stock options outstanding at March 31, 1999:

                                       Options Outstanding         Options Exercisable
                                --------------------------------- ---------------------
                                             Weighted-
                                              Average
                                             Remaining  Weighted-             Weighted-
                                            Contractual  Average               Average
                                  Number       Life     Exercise    Number    Exercise
     Range of exercise prices   Outstanding   (years)     Price   Outstanding   Price
     ------------------------   ----------- ----------- --------- ----------- ---------
        $3.10................      569,459     9.78       $3.10     189,820     $3.10
        $4.45................      528,650     9.92       $4.45         --        --
        $5.69................      361,805     9.99       $5.69         --        --
                                 ---------                          -------
                                 1,459,914                          189,820
                                 =========                          =======

  Unearned stock-based compensation

   In connection with its grants of options, the Company recorded unearned deferred compensation expense of $3,225,000 during the three months ended March 31, 1999. This amount will be amortized over the vesting period ranging from 24 to 48 months from the date of grant; $876,000 was expensed during the three month period ended March 31, 1999.

  Fair Value Disclosures

   The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 under the following assumptions: 5.0% risk free rate, two to four year expected lives, 0% dividend yield and expected volatility of 80%.

   The compensation cost associated with the Company's stock based compensation plans, determined using the minimum value method prescribed by SFAS No. 123 did not result in a material difference from the reported net loss for the three month period ended March 31, 1999.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)


   Warrants

   In September 1998, in consideration of Kushner-Locke's (i) prior advances of capital to the Company, (ii) provision of administrative services to the Company, and (iii) prior provision of guarantees on behalf of the Company, the Company granted to Kushner-Locke warrants to purchase 453,391 shares of the Company's common stock at an aggregate exercise price of $5.00. The warrants are exercisable between September 14, 1998, and the earlier of (i) five days prior to the pricing of the Company's stock in connection with an initial public offering; or (ii) sale of all or substantially all of the assets of the Company, or any consolidation, merger or reorganization, as defined; or (iii) September 14, 2008. The warrants will expire the earlier of the consummation of an initial public offering, an acquisition or September 14, 2008. In September 1998, the Company recorded a charge of $1,190,000, representing the fair value of the warrants at the date of grant using the Black-Scholes option pricing model. The principal assumptions used in the computation are: volatility of 80%, 10 year term, dividend yield of 0% and risk-free rate of 5%.

   In January 1999, in connection with the convertible subordinated note, the Company granted Kushner-Locke warrants to purchase (i) 453,391 shares of common stock at an exercise price of $2.76 per share and (ii) 453,391 shares of common stock at an exercise price of $3.31 per share of common stock. The warrants are exercisable at the option of the holder between January 7, 1999 and the earlier of (i) five days prior to the pricing of the Company's stock in connection with an initial public offering; or (ii) sale of all or substantially all of the assets of the Company or any consolidation, merger or reorganization, as defined; or (iii) January 7, 2009. The warrants will expire the earlier of January 7, 2009, the consummation of an initial public offering or the consummation of an acquisition. During the first and second quarter of 1999, the Company will incur a charge in the aggregate amount of $2,546,000 representing the fair value of the warrants at the date of grant using the Black-Scholes option pricing model. The principal assumptions used in the computation are: volatility of 80%, 10 year term, dividend yield of 0% and risk free rate of 5%.

   The charge for the warrants is recorded as additional debt issue costs and is being amortized over the expected term of the subordinated convertible note.

14. Income Taxes:

   Prior to November 22, 1997 (termination of the S Corporation election), the Company elected to file its income tax returns under the S Corporation provisions of the Internal Revenue Code and for California Franchise tax purposes. In accordance with the Federal income tax provisions, corporate earnings flow to, and are taxed solely at, the stockholder level. Under the provisions of the California Franchise tax law, S Corporation earnings are subject to a reduced state income tax rate (minimum $800) with the remainder taxed at the individual shareholder level.

   The provision for income taxes reflects the minimum California Franchise tax for 1996, 1997 and 1998. From the date the Company was founded until November 21, 1997, the Company operated as an S Corporation.

   Since November 22, 1997, the Company has been subject to corporate taxation as a C Corporation.

   For the period of November 22, 1997 through December 31, 1998, the Company had a net operating loss. Due to the Company's loss history, management believes a valuation allowance is required against the net deferred tax asset.

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)


   Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consisted of the following at December 31, 1997 and 1998:

                                                             December 31,
                                                         ----------------------
                                                           1997        1998
                                                         ---------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................... $  38,000  $ 1,375,000
     Allowance for doubtful accounts....................    74,000       26,000
     Accounts payable and accrued liabilities...........   634,000    2,001,000
                                                         ---------  -----------
       Total deferred tax assets........................   746,000    3,402,000
     Less, Valuation allowance..........................  (661,000)  (3,343,000)
                                                         ---------  -----------
       Net deferred tax assets..........................    85,000       59,000
   Deferred tax liabilities:
     Other..............................................   (76,000)     (59,000)
     Depreciation and amortization......................    (9,000)          --
                                                         ---------  -----------
       Net deferred tax liabilities.....................   (85,000)     (59,000)
                                                         ---------  -----------
       Net deferred tax................................. $      --  $        --
                                                         =========  ===========

   As of December 31, 1998, the Company has federal and state net operating loss carryforwards of approximately $3,464,000 and $3,536,000, respectively. The federal net operating loss carryforwards will begin to expire in 2017, and the state net operating loss carryforwards will begin to expire in 2002. The Company's ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.

   The Company's effective tax rate for the fiscal year ended December 31, 1997 and 1998 differ from the statutory federal income tax rate as follows:

                                                                     1997  1998
                                                                     ----- -----
     Tax provision at the statutory rate............................ (34%) (34%)
     State taxes, net of federal benefit............................    --  (6%)
     Net operating loss benefit.....................................   34%   40%
                                                                     ----- -----
                                                                        --    --
                                                                     ===== =====

                            US SEARCH.COM INC.

  (All information with respect to March 31, 1998 and 1999 is unaudited)


15. Supplemental Cash Flow Disclosure:

   Supplemental cash flow disclosure is comprised of:

                                                       1996     1997     1998
                                                      ------- -------- --------
     Cash paid during the year for:
       Interest...................................... $62,000 $106,000 $195,000
       Income taxes..................................   1,000    1,000    1,000

   Capital lease obligations of $159,000, $1,900, and $30,000 were incurred during the years ended December 31, 1996, 1997 and 1998, respectively, for the purchase of property and equipment (see Note 7).

   During the year ended December 31, 1997, a stockholder loan from the Company in the amount of $234,000 was extinguished through his personal assumption of a $296,000 notes payable of the Company. In the year ended December 31, 1998, the Company re-assumed the debt from the stockholder (see Note 12).

   Trade accounts payable in the amount of $637,000 were converted to notes payable in the year ended December 31, 1998.

Key Internet Marketing Relationships

We maintain key marketing alliances and advertising agreements with the following Internet search engines and popular Web sites: Infospace.com, The Lycos Network, Go Network/InfoSeek.com and Snap.com. Clients can directly access our Web site through banners, text links and co-branded areas placed in the White Pages, People Finder, and People & Business Finder sections of these Web sites.

[Logos of Lycos, InfoSpace.com, Go Network, and Snap.com]

[Screen shot/illustration of the home page of our Web site, 1800USSEARCH.com]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that con-tained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are per-mitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this pro-spectus or of any sale of the common stock. In this prospectus, references to "US SEARCH," "we," "us," and "our" refer to US SEARCH.com Inc., including its predecessor.

                             ---------------------

                               TABLE OF CONTENTS

                             ---------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Information...........................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  31
Management...............................................................  43
Certain Relationships and Related Transactions...........................  52
Principal and Selling Stockholders.......................................  56
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  63
Index to Financial Statements............................................ F-1

                               ----------------

Until   , 1999 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                                [LOGO TO COME]

                             6,000,000 Shares

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                           Bear, Stearns & Co. Inc.

                         BancBoston Robertson Stephens

                            Wit Capital Corporation

                                       , 1999

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

   SEC Registration Fee............................................... $ 21,101
   NASD Filing Fee....................................................    8,500
   Nasdaq National Market Filing Fee..................................   95,000
   Blue Sky Fees and Expenses.........................................        *
   Accounting Fees....................................................  250,000
   Legal Fees and Expenses............................................  375,000
   Transfer Agent and Registrar Fees..................................   10,000
   Printing and Engraving.............................................  150,000
   Miscellaneous......................................................        *
                                                                       --------
     Total............................................................ $950,000
                                                                       ========

----------
*  To be supplied by amendment.

Item 14. Indemnification of Directors and Officers

   The Registrant's Certificate of Incorporation, filed as Exhibit 3.1 to the Registration Statement, provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law. The Registrant's Bylaws, filed as Exhibit
3.2 to the Registration Statement, provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law.
Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

   The Registrant intends to enter into indemnification agreements with each director and certain officers which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

   The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

   Since March 31, 1996, the Registrant has sold and issued the following unregistered securities:

     (1) On September 14, 1998, the Registrant issued a warrant to purchase up to 453,391 shares of Common Stock to The Kushner-Locke Company at an exercise price of $0.000011 per share. This was in consideration of (a) prior advances of capital to US SEARCH, (b) provision of certain personnel and services to US SEARCH and (c) prior provision of certain guarantees on behalf of US SEARCH.

     (2) On January 7, 1999, the Registrant issued a 10% convertible subordinated note for up to $5,500,000 to The Kushner-Locke Company convertible into shares of Common Stock at a conversion price of $2.21 per share.

     (3) On January 7, 1999, the Registrant issued a warrant to purchase up to 906,782 shares of Common Stock to The Kushner-Locke Company at an exercise price of $2.76 for the first 453,391 shares, and $3.31 for the next 453,391 shares. This was in consideration for The Kushner-Locke Company agreeing to provide us advances of up to $5,500,000.

   The issuances of securities in the transactions described in paragraphs (1),
(2) and (3) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2). The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the securities issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships with the Registrant, to such information.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

  1.1**  Form of Underwriting Agreement

  3.1*   Certificate of Incorporation

  3.1.1  Certificate of Amendment of Certificate of Incorporation, dated May
         12, 1999, changing corporate name to US SEARCH.com Inc.
  3.2*   Bylaws

  4.1    Form of Common Stock Certificate

  4.2*   Warrant to purchase up to 453,391 shares of Common Stock, dated
         September 14, 1998, issued by US SEARCH to The Kushner-Locke Company

  4.3*   10% Convertible Subordinated Notes for up to $5,500,000, dated January
         7, 1999, issued by US SEARCH to The Kushner-Locke Company

  4.4*   Warrant to purchase up to 906,782 shares of Common Stock, dated
         January 7, 1999, issued by US SEARCH to The Kushner-Locke Company

  5.1    Opinion of Cooley Godward llp

 10.1* Form of Indemnity Agreement between US SEARCH and its directors and officers

 10.2*   1998 Amended and Restated Stock Incentive Plan

 10.2.1* Form of 1998 Stock Incentive Plan Stock Option Award Agreement between
         US SEARCH and its employees, directors, and consultants

 10.3*   1999 Non-Employee Directors' Stock Option Plan

 10.3.1* Form of 1999 Non-Employee Directors' Stock Option Plan Nonstatutory
         Stock Option between US SEARCH and its non-employee directors

 10.3.2* Form of 1999 Non-Employee Directors' Stock Option Plan Notice of
         Exercise between US SEARCH and its non-employee directors

 10.4*   Standard Office Lease--Gross, dated January 24, 1996, between US
         SEARCH and Daishin U.S.A. Co., Ltd.

 10.4.1* Addendum to Standard Lease--Option(s) to Extend, dated January 24,
         1996, between US SEARCH and Daishin U.S.A. Co., Ltd.

 10.5* Amended and Restated Employment Agreement, dated September 14, 1998, between US SEARCH and Nicholas Matzorkis

 10.6*   Employment Agreement, dated February 3, 1999, between US SEARCH and C.
         Nicholas Keating, Jr.

 10.7*   Employment Agreement, dated March 18, 1999, between US SEARCH and
         William G. Langley

 10.8*   Employment Agreement, dated March 17, 1999, between US SEARCH and
         Robert J. Richards

 10.9*   Employment Agreement, dated March 18, 1999, between US SEARCH and Meg
         Shea-Chiles

 10.10*    Administrative Services Agreement, dated July 1, 1998, between The
           Kushner-Locke Company and US SEARCH

 10.11+* Addendum to Lycos, Inc. Advertising Contract, dated March 1, 1999, between US SEARCH and Lycos, Inc.

 10.11.1+* Lycos, Inc. Advertising Contract, dated February 1, 1999, between
           Lycos, Inc. and US SEARCH

 10.12+*   Amended and Restated Content Provider Agreement, dated as of August
           24, 1998, between InfoSpace, Inc., US SEARCH and The Kushner-Locke
           Company (the "InfoSpace Agreement")

 10.13*    Settlement Agreement, dated September 14, 1998, by and among the
           Kushner-Locke Company, Nicholas Matzorkis and US SEARCH.

 10.14*    Shareholders' Agreement dated September 14, 1998, between the
           Kushner-Locke Company and Nicholas Matzorkis.

 10.15+    Amendment to the InfoSpace Agreement dated March 15, 1999

 23.1**    Consent of PricewaterhouseCoopers LLP

 23.2      Consent of Cooley Godward llp (included in Exhibit 5.1)

 24.1*     Power of Attorney (See signature pages)

 27.1      Financial Data Schedule

----------

*  Previously filed

**  To be filed by amendment
+  Confidentiality requested with respect to certain portions

   (b) Financial Statement Schedules

     Schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto.

Item 17. Undertakings

   A. The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   C. The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on May 20, 1999.

                                          US SEARCH.com Inc.

                                                /s/ C. Nicholas Keating, Jr.
                                          By: _________________________________
                                                  C. Nicholas Keating, Jr.
                                                 President, Chief Executive
                                                    Officer and Director

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                           Title                   Date
              ---------                           -----                   ----

   /s/ C. Nicholas Keating, Jr.         President, Chief Executive    May 20, 1999
______________________________________   Officer and Director
       C. Nicholas Keating, Jr.          (Principal Executive
                                         Officer)

         William G. Langley*            Vice President, Chief         May 20, 1999
______________________________________   Financial Officer
          William G. Langley             (Principal Financial
                                         Accounting Officer)

            Peter Locke*                Co-Chairman and Director      May 20, 1999
______________________________________
             Peter Locke

           Donald Kushner*              Co-Chairman and Director      May 20, 1999
______________________________________
            Donald Kushner

        Nicholas Rockefeller*           Director                      May 20, 1999
______________________________________
         Nicholas Rockefeller

         Russell I. Pillar*             Director                      May 20, 1999
______________________________________
          Russell I. Pillar

         Harry B. Chandler*             Director                      May 20, 1999
______________________________________
          Harry B. Chandler

         Alan C. Mendelson*             Director                      May 20, 1999
______________________________________
          Alan C. Mendelson
*By:  /s/ C. Nicholas Keating, Jr.
______________________________________
       C. Nicholas Keating, Jr.
           Attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit No.                             Description
 -----------                             -----------
   1.1**     Form of Underwriting Agreement

   3.1*      Certificate of Incorporation

   3.1.1     Certificate of Amendment of Certificate of Incorporation, dated
             May 12, 1999, changing corporate name to US SEARCH.com Inc.

   3.2*      Bylaws

   4.1       Form of Common Stock Certificate

   4.2*      Warrant to purchase up to 453,391 shares of Common Stock, dated
             September 14, 1998, issued by US SEARCH to The Kushner-Locke
             Company

   4.3*      10% Convertible Subordinated Notes for up to $5,500,000, dated
             January 7, 1999, issued by US SEARCH to The Kushner-Locke Company

   4.4*      Warrant to purchase up to 906,782 shares of Common Stock, dated
             January 7, 1999, issued by US SEARCH to The Kushner-Locke Company

   5.1       Opinion of Cooley Godward llp

  10.1* Form of Indemnity Agreement between US SEARCH and its directors and officers

  10.2*      1998 Amended and Restated Stock Incentive Plan

  10.2.1* Form of 1998 Stock Incentive Plan Stock Option Award Agreement between US SEARCH and its employees, directors, and consultants

  10.3*      1999 Non-Employee Directors' Stock Option Plan

  10.3.1*    Form of 1999 Non-Employee Directors' Stock Option Plan
             Nonstatutory Stock Option between US SEARCH and its non-employee directors

  10.3.2*    Form of 1999 Non-Employee Directors' Stock Option Plan Notice of
             Exercise between US SEARCH and its non-employee directors

  10.4*      Standard Office Lease--Gross, dated January 24, 1996, between US
             SEARCH and Daishin U.S.A. Co., Ltd.

  10.4.1*    Addendum to Standard Lease--Option(s) to Extend, dated January 24,
             1996, between US SEARCH and Daishin U.S.A. Co., Ltd.

  10.5*      Amended and Restated Employment Agreement, dated September 14,
             1998, between US SEARCH and Nicholas Matzorkis

  10.6* Employment Agreement, dated February 3, 1999, between US SEARCH and C. Nicholas Keating, Jr.

  10.7*      Employment Agreement, dated March 18, 1999, between US SEARCH and
             William G. Langley

  10.8*      Employment Agreement, dated March 17, 1999, between US SEARCH and
             Robert J. Richards

  10.9*      Employment Agreement, dated March 18, 1999, between US SEARCH and
             Meg Shea-Chiles

  10.10*     Administrative Services Agreement, dated July 1, 1998, between The
             Kushner-Locke Company and US SEARCH

  10.11+* Addendum to Lycos, Inc. Advertising Contract, dated March 1, 1999, between US SEARCH and Lycos, Inc.

  10.11.1+*  Lycos, Inc. Advertising Contract, dated February 1, 1999, between
             Lycos, Inc. and US SEARCH

  10.12+*    Amended and Restated Content Provider Agreement, dated as of
             August 24, 1998, between InfoSpace, Inc., US SEARCH and The
             Kushner-Locke Company (the "InfoSpace Agreement")


 Exhibit No.                            Description
 -----------                            -----------
   10.13*    Settlement Agreement, dated September 14, 1998, by and among the
             Kushner-Locke Company, Nicholas Matzorkis and US SEARCH.

   10.14*    Shareholders' Agreement dated September 14, 1998, between the
             Kushner-Locke Company and Nicholas Matzorkis.

   10.15+    Amendment to the InfoSpace Agreement dated March 15, 1999

   23.1**    Consent of PricewaterhouseCoopers LLP

   23.2      Consent of Cooley Godward llp (included in Exhibit 5.1)

   24.1*     Power of Attorney (See signature pages)

   27.1      Financial Data Schedule

----------

*  Previously filed

** To be filed by amendment
+  Confidentiality requested